As filed with the Securities and Exchange Commission on March 14, 2007

Registration No. 333-141099

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

Form S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

MARSHALL & ILSLEY CORPORATION

(Exact name of Registrant as specified in its charter)

Wisconsin	6021	39-0968604
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7801

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dennis J. Kuester

Chief Executive Officer

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7801

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

Helge K. Lee Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202	Randall J. Erickson Senior Vice President and General Counsel Marshall & Ilsley Corporation 770 North Water Street Milwaukee, Wisconsin 53202	Russell I. Shapiro Levenfeld Pearlstein LLC 2 North LaSalle Street Chicago, Illinois 60602

Approximate Date of Commencement of Proposed Sale to the Public:  As soon as practicable after this Registration Statement becomes effective and all conditions to the consummation of the merger described in this document have been met.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this information statement/prospectus is not complete and may be changed. Marshall & Ilsley may not issue the common stock to be issued in connection with the transaction described in this proxy statement/prospectus until the Registration Statement filed with the Securities and Exchange Commission is effective. This information statement/prospectus is neither an offer to sell these securities, nor a solicitation of offers to buy these securities, in any state where the offer or sale is not permitted. Any representation to the contrary is a criminal offense.

Subject to Completion, Dated March 14, 2007

Information Statement/Prospectus

Information Statement for North Star Financial Corporation

Prospectus of Marshall & Ilsley Corporation

Dear North Star Financial Corporation Stockholder:

Through this information statement/prospectus, North Star Financial Corporation (“North Star”) is seeking your written consent as a North Star stockholder to the Agreement and Plan of Merger and Reorganization that North Star entered into with Marshall & Ilsley Corporation (“Marshall & Ilsley”), M&I Merger Corp. and M&I Merger Sub, LLC on January 12, 2007, and amendments thereto dated as of February 21 and March 14, 2007, which we refer to as the merger agreement. Under the merger agreement, in a two-step merger transaction, M&I Merger Corp. will merge with North Star and, immediately afterwards, North Star will merge with M&I Merger Sub, LLC. M&I Merger Sub, LLC will be the ultimate surviving entity and wholly owned subsidiary of Marshall & Ilsley. M&I Merger Sub, LLC will be renamed North Star Financial, LLC.

The aggregate purchase price for the merger is $21 million, which will be paid to North Star stockholders in shares of Marshall & Ilsley common stock. At the effective time of the merger, Marshall & Ilsley will issue and deliver to Continental Stock Transfer & Trust Company (the “Exchange Agent”) a number of its shares equal to the result of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days immediately before the effective time (the “Marshall & Ilsley Exchange Shares”). Each North Star stockholder will be entitled to exchange his or her shares of outstanding common stock for the number of shares of Marshall & Ilsley common stock equal to the product of the number of shares held by such stockholder and a fraction, the numerator of which is the Marshall & Ilsley Exchange Shares and the denominator of which is the number of shares of North Star common stock outstanding immediately before the effective time. For examples of how the value of the per share consideration may change, see “Summary—Illustrative Calculation of Per Share Consideration” on page 12.

The total number of Marshall & Ilsley Exchange Shares that Marshall & Ilsley will issue in the merger will be equal to the aggregate purchase price of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days immediately before the effective time. If the merger had been effective on March 13, 2007, Marshall & Ilsley would have issued a total of 437,682 Marshall & Ilsley Exchange Shares.

The consent of the holders of a majority of shares of North Star common stock entitled to vote is required to approve and adopt the merger agreement. The merger is also subject to certain other conditions, including regulatory approval. The board of directors of North Star unanimously approved the merger agreement on January 23, 2007.

We urge you to read this information statement/prospectus carefully because it contains a detailed description of the merger and related matters. In particular, for a description of certain significant considerations in connection with the merger and related matters described in this document, see “ Risk Factors” beginning on page 13.

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.” North Star common stock is not registered on a national securities exchange or quoted on the Nasdaq Stock Market.

We thank you for your prompt attention to this matter and appreciate your support.

Sincerely,

John R. Griffith

President and Chief Executive Officer

NORTH STAR IS NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND NORTH STAR A PROXY.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

The shares of Marshall & Ilsley common stock are not savings accounts, deposits or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Stock is subject to investment risks, including loss of value.

The date of this information statement/prospectus is March 16, 2007 and is being first mailed to North Star stockholders on or about March 20, 2007.

This document incorporates by reference important business and financial information about Marshall & Ilsley that is not included in or delivered with this document. See “Where You Can Find More Information” beginning on page 67 of the document for a list of documents that Marshall & Ilsley has incorporated by reference into this document. These documents are available to you without charge upon written or oral request made to:

Investor Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7797

To obtain documents in time, your request should be received by April 9, 2007.

ii

QUESTIONS AND ANSWERS ABOUT THIS DOCUMENT AND THE MERGER

Q.	What is the purpose of this document?

A.	This document serves as both an information statement of North Star Financial Corporation (“North Star”) and a prospectus of Marshall & Ilsley Corporation (“Marshall & Ilsley”). As an information statement, this document is being provided to you by North Star because the board of directors of North Star is seeking your consent on the proposed merger and reorganization by and among North Star, Marshall & Ilsley, M&I Merger Corp. and M&I Merger Sub, LLC. When we use the term merger agreement in this document, we are referring to the agreement and plan of merger and reorganization, a copy of which is included in this document as Appendix A. The merger agreement was amended on February 21, 2007 and March 14, 2007 to clarify the calculation of the merger consideration, to identify the Exchange Agent and to amend certain other provisions, and those amendments are included in Exhibit A.

As a prospectus, this document is being provided to you by Marshall & Ilsley because Marshall & Ilsley is offering you shares of its common stock in exchange for your shares of North Star common stock in the merger.

Q.	What do I need to do now?

A.	After reviewing this document, submit your consent by promptly executing and returning it to North Star Financial Corporation, 500 West Madison, Suite 3150, Chicago, Illinois, 60661.

Q.	Can I change my mind and revoke my consent after I have submitted an executed consent?

A.	Each written consent submitted to us will be effective and irrevocable as of 5:00 p.m. (Central Daylight Time) on April 16, 2007. If you submit your written consent to North Star and subsequently wish to revoke your consent before such time, please call Michael Gerdes of North Star, at (312) 559-9761 and notify him of your decision.

Q.	Do North Star stockholders have to take any further action to approve the merger?

A.	Yes—however, most of the required actions have been taken already. Although North Star stockholder approval of the merger is required under the merger agreement, Marshall & Ilsley has entered into an agreement with certain stockholders, directors and executive officers of North Star, who in aggregate hold approximately 60 percent of the outstanding North Star common stock. Under the agreement, they have agreed, among other things, to vote all shares beneficially owned by them in favor of the merger agreement and the merger at any meeting of stockholders or in connection with any written consent. Accordingly, approval of the merger agreement by North Star stockholders is expected to follow from fulfillment of these agreements, and no other votes would be necessary to adopt the merger agreement and to approve the merger.

Q.	Should I send in my stock certificates now?

A.	No—please do not send in your certificates at this time. Later, we will send you written instructions for exchanging your North Star common stock certificates.

Q.	Who can answer my questions about the merger?

A.	If you have more questions about the merger, please contact Michael Gerdes of North Star, at (312) 559-9761.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the appendices, and the other documents to which we refer. For more information about Marshall & Ilsley, see “Where You Can Find More Information” on page 67.

The Companies

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7797

Marshall & Ilsley, incorporated under the laws of Wisconsin in 1959, is a registered bank holding company under the Bank Holding Company Act and a financial holding company under the Gramm-Leach-Bliley Act. Marshall & Ilsley’s principal assets are the stock of its bank and non-bank subsidiaries. As of December 31, 2006, Marshall & Ilsley had consolidated total assets of approximately $56.2 billion and consolidated total deposits of approximately $34.1 billion, making it the largest bank holding company headquartered in Wisconsin.

M&I Marshall & Ilsley Bank, one of Marshall & Ilsley’s primary bank subsidiaries, is the largest Wisconsin-based bank, with 194 offices throughout the state. In addition, M&I Marshall & Ilsley Bank has 46 locations throughout Arizona; 17 offices in Kansas City and nearby communities; 17 offices on Florida’s west coast; 17 offices in metropolitan Minneapolis/St. Paul and one in Duluth, Minnesota; three offices in Tulsa, Oklahoma. Marshall & Ilsley’s M&I Bank FSB subsidiary has one office in Las Vegas, Nevada. Marshall & Ilsley’s Southwest Bank affiliate has 16 offices in the greater St. Louis, Missouri area. Metavante Corporation, Marshall & Ilsley’s wholly-owned subsidiary, provides a full array of technology products and services for the financial services industry. Marshall & Ilsley also provides trust and investment management, equipment leasing, mortgage banking, asset-based lending, financial planning, investments and insurance services from offices throughout the country and on the Internet. Marshall & Ilsley’s customer-based approach, internal growth, and strategic acquisitions have made Marshall & Ilsley a nationally recognized leader in the financial services industry.

In December 2006, Marshall & Ilsley announced the signing of a definitive agreement to acquire United Heritage Bankshares of Florida, Inc. (“United Heritage”) headquartered in Orlando, Florida. United Heritage, with $751 million in assets as of December 31, 2006, has 13 branches in the metropolitan Orlando area. It is expected that the current United Heritage bank branches will become Marshall & Ilsley bank branches. Under the terms of the definitive agreement, United Heritage shareholders will receive 0.8740 of a share of Marshall & Ilsley common stock for each share of United Heritage common stock. Based on the price of Marshall & Ilsley’s common stock when the agreement was executed, the transaction value is estimated to be approximately $217 million. This transaction is expected to be completed in the second quarter of 2007, subject to regulatory approvals and other customary closing conditions. The holders of a majority of United Heritage’s outstanding shares approved the transaction on February 22, 2007.

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.”

M&I Merger Corp.

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

M&I Merger Corp., incorporated under the laws of Wisconsin in 2007, is a wholly owned subsidiary of Marshall & Ilsley. M&I Merger Corp. has not engaged in any operations and was formed solely for the purpose of participating in the merger transactions. M&I Merger Corp. will merge with North Star in the step one merger as more fully described in “The Merger and Reorganization” below. North Star will be the interim surviving corporation of the step one merger.

M&I Merger Sub, LLC

c/o Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

M&I Merger Sub, LLC, a single member Wisconsin limited liability company organized in 2007, is a wholly owned subsidiary of Marshall & Ilsley. M&I Merger Sub, LLC has not engaged in any operations and was formed solely for the purpose of participating in the merger transactions. North Star will merge with M&I Merger Sub, LLC in the step two merger. M&I Merger Sub, LLC will be the ultimate surviving entity following the step two merger and will be renamed North Star Financial, LLC.

North Star Financial Corporation

500 West Madison

Suite 3150

Chicago, Illinois 60661

North Star, incorporated under the laws of the State of Delaware in 1997, is a financial services holding company. North Star’s assets primarily consist of shares of capital stock in its operating subsidiaries principally consisting of the following:

•	North Star Trust Company, an Illinois corporation;

•	North Star Deferred Exchange Corp., an Illinois corporation;

•	North Star Realty Services, LLC, an Illinois limited liability company; and

•	North Star Realty Investors, Inc., an Illinois corporation.

At December 31, 2006, North Star had consolidated total assets of $3,944,966.

The Merger and Reorganization

At the effective time of the step one merger, M&I Merger Corp. will merge with and into North Star. Marshall & Ilsley will issue shares of its common stock to the stockholders of North Star in exchange for their shares of North Star common stock. As a result of the step one merger, the separate corporate existence of M&I Merger Corp. will cease and North Star will continue as the interim surviving corporation of the step one merger. Immediately thereafter, at the effective time of the step two merger, North Star will merge with and into M&I Merger Sub, LLC. As a result of the step two merger, M&I Merger Sub, LLC will be the ultimate surviving as well as a wholly owned subsidiary of Marshall & Ilsley. M&I Merger Sub, LLC will be renamed North Star Financial, LLC.

Merger Consideration

If the merger and reorganization is completed, the aggregate purchase price of $21 million will be paid to North Star stockholders in shares of Marshall & Ilsley common stock. Each share of North Star Series A preferred stock will be converted into six shares of North Star common stock. Each share of North Star Series B preferred stock will receive the liquidation preference to which it is entitled, which will be paid in cash.

At the effective time of the merger, Marshall & Ilsley will issue a number of shares equal to the result of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days immediately before the effective time (the “Marshall & Ilsley Exchange Shares”). Each North Star stockholder will be entitled to exchange his or her shares of outstanding common stock for the number of shares of Marshall & Ilsley common stock equal to the product of the number of shares held by such stockholder and a fraction, the numerator of which is the Marshall & Ilsley Exchange Shares and the denominator of which is the number of shares of North Star common stock outstanding immediately before the effective time.

No Fractional Shares Will be Issued

Marshall & Ilsley will not issue any fractional shares in the merger. You will receive cash instead of any fractional share of Marshall & Ilsley common stock owed to you, after taking into account all fractional shares of North Star common stock you deliver.

Material Federal Income Tax Consequences of the Merger

The exchange of shares of North Star common stock for shares of Marshall & Ilsley common stock is expected to be tax free to you for federal income tax purposes, but you will owe taxes on all or a portion of the cash you receive instead of fractional shares or if you dissent from the merger and receive cash for the “fair value” of your shares under the Delaware Corporate Law. If you were to dissent and receive a cash payment in exchange for your North Star common stock, you would be taxed on the difference between the cash received and your basis. The expected material federal income tax consequences of the merger and reorganization are described in greater detail beginning on page 30.

Tax matters are very complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences to you of the merger.

Reasons for the Merger

The North Star board believes that in the rapidly changing environment of the wealth management services industry, merging with Marshall & Ilsley is consistent with North Star’s long-term goal of enhancing stockholder value.

Marshall & Ilsley believes that the merger with North Star presents Marshall & Ilsley with an attractive opportunity to expand its wealth management services in the Chicago metropolitan market. In addition, Marshall & Ilsley expects that the merger will provide growth opportunities, and will be less than one percent dilutive to Marshall & Ilsley’s earnings per share in the first year after the effective time, approximately neutral to earnings per share in the second year, and accretive to Marshall & Ilsley earnings per share afterwards.

You can find a more detailed discussion of the background to the merger agreement and North Star’s and Marshall & Ilsley’s reasons for the merger in this document under “The Merger and Reorganization—Background of the Merger” beginning on page 22, “—Reasons for the Merger and North Star Board Recommendation” beginning on page 29, and “—Marshall & Ilsley’s Reasons for the Merger” on page 29.

Recommendation to North Star Stockholders

The North Star board of directors believes that the merger agreement and the transactions described in that agreement, including the mergers, are advisable to, fair to and in the best interests of North Star and its stockholders and unanimously recommends that you consent to the adoption of the merger agreement and the transactions described in that agreement, including the mergers.

Interests of Certain Persons in the Merger

Certain of the executive officers and members of the board of directors of North Star have interests in the merger that are in addition to their interests as stockholders of North Star. Among other things, a North Star executive officer will be entitled to payments under his existing employment agreement, including payments pursuant to change in control provisions, and certain other North Star executive officers will enter into employment relationships with Marshall & Ilsley. See “The Merger and Reorganization—Interests of Certain Persons” beginning on page 26.

Consents Required

The merger agreement and the merger must be approved by the consent of a majority of the common and common equivalent shares of North Star stock outstanding and entitled to consent at the close of business on February 15, 2007. As of that date, there were 7,254,324 common and common equivalent shares of North Star stock outstanding. North Star must receive consents by 5:00 p.m. (Central Daylight Time), on April 16, 2007.

As of February 15, 2007, North Star’s directors, executive officers and their affiliates held in the aggregate approximately 1,889,000 of the common and common equivalent shares of North Star stock, representing approximately 26 percent of the total number of outstanding common and common equivalent shares of North Star stock.

Marshall & Ilsley has entered into an agreement with certain stockholders, directors and executive officers of North Star, who in the aggregate hold approximately 60 percent of the outstanding North Star common stock, pursuant to which they have agreed, among other things, to vote all shares beneficially owned by them (to the extent such individuals have the right to direct the voting of such shares) in favor of the merger agreement and the merger. Accordingly, approval of the merger agreement by North Star stockholders is assured if the terms of this agreement are fulfilled.

The merger agreement also authorizes the North Star board of directors to exercise its discretion as to whether to proceed with the merger in the event North Star has the right to terminate the merger agreement. The North Star board can make this determination without notice to, or the solicitation of consents from, North Star’s stockholders.

Action by Marshall & Ilsley Shareholders Not Required

Approval of the merger and the merger agreement by Marshall & Ilsley’s shareholders is not required. Accordingly, Marshall & Ilsley has not called a special meeting of its shareholders.

Regulatory Approvals

We cannot complete the merger unless we obtain approval of, or provide notice to, regulatory authorities, including, but not limited to, the Division of Banking of the Illinois Department of Financial and Professional Regulation. North Star has filed all of the required applications and notices with this regulatory authority. Marshall & Ilsley is not required to obtain regulatory approvals before completing the merger. However, it must file a notice with the Board of Governors of the Federal Reserve System after completing the merger.

As of the date of this document, we do not have all the necessary regulatory approvals. We cannot be certain of when or if we will obtain them. However, we do not know of any reason why we would not obtain the required approvals in a timely manner.

Appraisal Rights Available

North Star stockholders who properly dissent from the merger and exercise appraisal rights are entitled to receive the fair value of their shares of North Star common stock in cash. To exercise your appraisal rights, you must follow the procedures described in Appendix C, including the following:

•	not consenting to the merger and the merger agreement; and

•	delivering to North Star a written notice of your intention to demand the fair value of your North Star shares.

These are the key procedures, but other procedures must be followed. You may lose your appraisal rights if you fail to comply with other required procedures contained in Appendix C.

Termination of the Merger Agreement

Marshall & Ilsley and North Star may terminate the merger agreement if they mutually agree to do so. Either Marshall & Ilsley or North Star may terminate the merger agreement unilaterally if any one of several conditions exists. See “Terms of the Merger Agreement” beginning on page 36.

Share Information and Market Prices for Marshall & Ilsley and North Star Common Stock

Marshall & Ilsley common stock is traded on the New York Stock Exchange under the symbol “MI.” Although shares of North Star common stock are “pink sheet” traded, the trading volume is very low. North Star common stock also trades from time to time in privately negotiated transactions between interested buyers and sellers. Management of North Star may not be aware of all transactions that occur.

The following table lists the closing price of Marshall & Ilsley common stock, the trading price of North Star common stock known by its management, and the equivalent value of a share of North Star common stock giving effect to the merger on:

•	January 11, 2007, the last trading day before we announced the merger; and

•	March 13, 2007, the last practical day to obtain share price information before the date of this information statement/prospectus.

	Marshall & Ilsley Common Stock	North Star Common Stock	Equivalent Per Share Value of North Star Common Stock	Fraction of Share of a Marshall & Ilsley Common Stock
January 11, 2007	$48.13	N/A	$2.9170	0.0606
March 13, 2007	$46.38	N/A	$2.9170	0.0629

The equivalent per share value of North Star common stock and the fraction of a share of Marshall & Ilsley common stock on each of these two days are based on a formula agreed to in the merger agreement. Based on the formula, the aggregate purchase price of $21 million is divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange during the thirty calendar days before and including the calendar day immediately before the merger to yield the number of shares available for exchange. The average closing price of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days before and including January 11, 2007 was $48.04, yielding 437,136 Marshall & Ilsley Exchange Shares, and on March 13, 2007 was $47.98, yielding 437,682 Marshall & Ilsley Exchange Shares. Each North Star stockholder will be entitled to exchange his or her shares of outstanding North Star common stock for the number of shares of Marshall & Ilsley common stock equal to the product of the number of shares held by such stockholder and a fraction, the numerator of which is the Marshall & Ilsley Exchange Shares and the denominator of which is the number of shares of North Star common stock outstanding immediately before the effective time. For purposes of the example, we have assumed that the 7,199,209 shares of North Star common stock outstanding on the date of the merger agreement (including shares issuable on conversion of North Star’s Series A preferred stock) were outstanding on each of the two days.

The market price of Marshall & Ilsley common stock may change at any time. Consequently, the total dollar value of the per share consideration you will be entitled to receive as a result of the merger may be significantly higher or lower than its current value or its value at the consent date.

Price Range of Common Stock and Dividends

Marshall & Ilsley—Share Prices and Dividends

Marshall & Ilsley common stock is listed on the New York Stock Exchange and traded under the symbol “MI.” The following table sets forth, for the periods indicated, the high and low reported closing sale prices per share of Marshall & Ilsley common stock on the NYSE composite transactions reporting system and cash dividends declared per share of Marshall & Ilsley common stock.

	Price Range of Common Stock		Dividends Declared
	High	Low
2005
First Quarter	$43.65	$40.21	$0.21
Second Quarter	45.06	41.23	0.24
Third Quarter	47.28	42.83	0.24
Fourth Quarter	44.40	40.18	0.24
2006
First Quarter	$45.35	$40.91	$0.24
Second Quarter	46.44	43.36	0.27
Third Quarter	48.54	44.76	0.27
Fourth Quarter	49.07	45.53	0.27
2007
First Quarter (through March 13, 2007)	$49.23	$46.38	$0.27

North Star—Share Prices and Dividends

Although shares of North Star common stock are “pink sheet” traded, the trading volume is very low. North Star common stock also trades from time to time in privately negotiated transactions between interested buyers and sellers. Management of North Star may not be aware of all transactions that occur. The following table sets forth the high and low trading prices for North Star common stock for the periods indicated of which North Star management is aware.

	Price Range of Common Stock		Dividends Declared
	High	Low
2005
First Quarter	$1.75	$1.50	—
Second Quarter	1.60	1.50	—
Third Quarter	1.60	1.50	—
Fourth Quarter	1.50	1.30	—
2006
First Quarter	$1.00	$0.95	—
Second Quarter	1.25	1.20	—
Third Quarter	1.30	0.95	—
Fourth Quarter	1.10	0.97	—
2007
First Quarter (through January 22, 2007)	$2.71	$1.70	—

Given the limited trading activity of North Star common stock, the prices reflected in the table above may not be indicative of the actual value of North Star common stock, which value may be more or less than that indicated. The most recent trade of North Star common stock reported to North Star management occurring before the public announcement of the merger took place on December 27, 2006, at a price per share of $0.97. On February 15, 2007, there were approximately 225 holders of record of North Star common stock.

The timing and amount of future dividends, if any, paid by Marshall & Ilsley and North Star are subject to determination by the applicable board of directors in their discretion and will depend upon earnings, cash requirements and the financial condition of the respective companies and their subsidiaries, applicable government regulations and other factors deemed relevant by the applicable company’s board of directors. Various state and federal laws limit the ability of subsidiary banks to pay dividends to Marshall & Ilsley. Under the merger agreement, North Star has agreed not to declare or pay any dividends with respect to outstanding shares of its common stock. See “Terms of the Merger Agreement—Conduct of Business Pending the Merger” on page 38.

Comparison of Unaudited Per Share Data

The following table shows information about Marshall & Ilsley’s and North Star’s net income per share, cash dividends per share and book value per share and similar information after giving effect to the merger. This information is referred to below as “pro forma” information. In presenting the pro forma information, Marshall & Ilsley and North Star assumed that they had been merged as of the beginning of the earliest period presented. The pro forma information gives effect to the merger under the purchase method of accounting in accordance with currently existing accounting principles generally accepted in the United States.

Marshall & Ilsley assumed that the per share consideration per North Star share would be equal to 0.0606 of a Marshall & Ilsley share to calculate the pro forma shares outstanding used in computing the pro forma combined and equivalent pro forma combined per share data.

Marshall & Ilsley expects that it will incur merger and integration charges as a result of combining our companies. The pro forma information is helpful in illustrating the financial characteristics of the combined company under one set of assumptions. However, it does not reflect these merger and integration costs and, accordingly, does not attempt to predict or suggest future results. Also, it does not necessarily reflect what the historical results of the combined company would have been had the companies been combined for the periods presented.

You should read the information in the following table together with the historical financial information that Marshall & Ilsley has included in their prior filings with the United States Securities and Exchange Commission. This material has been incorporated into this document by reference to those filings. See “Where You Can Find More Information” on page 67.

	Year Ended December 31, 2006	Year Ended December 31, 2005
Marshall & Ilsley Common Stock
Earnings per basic common share
Historical	$3.24	$3.06
Pro forma combined (1)	3.24	3.05
Earnings per diluted common share
Historical	$3.17	2.99
Pro forma combined (1)	3.16	2.98
Dividends per basic common share
Historical	$1.05	$0.93
Pro forma combined (2)	1.05	0.93
Book value per basic common share
Historical	$24.24	$20.27
Pro forma combined	24.28	20.32

	Year Ended December 31, 2006	Year Ended December 31, 2005
North Star Common Stock
Earnings per basic common share
Historical	$0.01	$(0.02)
Equivalent Pro forma combined (3)	0.20	0.18
Earnings per diluted common share
Historical	$0.01	$(0.02)
Equivalent Pro forma combined (3)	0.19	0.18
Dividends per basic common share
Historical	$0.00	$0.00
Equivalent Pro forma combined (3)	0.06	0.06
Book value per basic common share
Historical	$0.22	$0.18
Equivalent Pro forma combined (3)	1.47	1.23

(1)	The effect of estimated non-recurring merger and integration costs resulting from the merger has not been included in the pro forma amounts.

(2)	Pro forma dividends per share represent historical dividends paid by Marshall & Ilsley.

(3)	Represents Marshall & Ilsley’s pro forma results multiplied by the per share consideration of 0.0606.

Selected Historical Financial Data of Marshall & Ilsley

The table below presents selected Marshall & Ilsley historical financial data for the five years ended December 31, 2006, which are derived from its previously filed audited consolidated financial statements for those years.

You should read the following table together with the historical financial information that Marshall & Ilsley has presented in its prior SEC filings. Marshall & Ilsley has incorporated this material into this document by reference. See “Where You Can Find More Information” on page 67.

	For the Twelve Months Ended December 31,
	2006	2005	2004	2003	2002
	(in thousands, except per share data)
Income Statement Data:
Interest and Fee Income	$3,212,500	$2,246,631	$1,694,355	$1,562,148	$1,588,345
Interest Expense	1,722,201	981,397	533,798	472,634	561,038

Net Interest Income	1,490,299	1,265,234	1,160,557	1,089,514	1,027,307
Provision for Loan and Lease Losses	50,551	44,795	37,963	62,993	74,416

Net Interest Income after Provision For Loan and Lease Losses	1,439,748	1,220,439	1,122,594	1,026,521	952,891
Other Income	1,915,421	1,716,259	1,417,930	1,183,573	1,061,679
Other Expense	2,159,537	1,879,044	1,628,684	1,485,587	1,331,206
Provision for Income Taxes	387,794	351,464	305,987	202,060	225,455

Net Income	$807,838	$706,190	$605,853	$522,447	$457,909

Net Income Per Common Share:
Basic	$3.24	$3.06	$2.72	$2.31	$2.15
Diluted	3.17	2.99	2.66	2.28	2.06
Average Balance Sheet Data:
Cash and Due from Banks	$1,023,782	$966,078	$835,391	$752,215	$708,256
Total Investment Securities	7,340,825	6,446,615	6,065,234	5,499,316	5,282,681
Net Loans and Leases	38,722,028	31,413,497	26,661,090	24,044,753	20,725,780
Total Assets	52,651,098	43,283,541	37,162,594	33,268,021	29,202,650
Total Deposits	31,588,821	26,101,473	23,987,935	21,985,878	18,642,987
Long-term Borrowings	10,071,717	8,193,001	5,329,571	3,798,851	2,693,447
Shareholders’ Equity	5,600,906	4,357,314	3,564,243	3,291,827	2,806,655

Selected Historical Financial Data of North Star

The table below presents selected North Star historical financial data as of and for the five years ended December 31, 2005, which are derived from its audited consolidated financial statements for those years, and historical financial data as of and for the nine months ended September 30, 2006 and September 30, 2005, which are derived from its unaudited consolidated financial statements for those nine months. North Star’s audited financial statements for the year ended December 31, 2006, are not yet available.

You should read the following table together with the historical financial statements and related notes of North Star included in Appendix D to this document. Appendix D is incorporated by reference.

	As of and for the Nine Months Ended September 30,		As of and for the Twelve Months Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(in thousands, except per share data)
Income Statement Data:
Interest income	$—	$—	$—	$—	$—	$—	$—
Interest expense	142	155	201	194	251	136	—
Net interest income before provisions for loan losses	(142)	(155)	(201)	(194)	(251)	(136)	—
Provision for loan losses	—	—	—	—	—	—	—
Net interest income after provision	(142)	(155)	(201)	(194)	(251)	(136)	—
Noninterest income	5,144	4,899	6,694	5,924	6,832	5,283	2,796
Noninterest expenses	4,810	4,733	6,462	6,639	7,502	7,334	5,266
Income (loss) before income taxes	192	11	31	(909)	(921)	(2,187)	(2,470)
Income tax (benefit)	—	—	—	—	—	—	—
Net income (loss)	192	11	31	(909)	(921)	(2,187)	(2,470)

Share and Per Share Data:
Basic earnings per share	0.03	—	(0.02)	(0.18)	(0.19)	(0.52)	(0.88)
Cash dividends declared	—	—	—	—	—	—	—
Book value at end of period	0.21	0.17	0.18	0.16	0.18	0.31	0.17
Common shares outstanding at end of period	5,998	5,994	5,998	5,994	5,750	5,598	3,803
Weighted average common shares outstanding (basic) during period	5,998	5,994	5,978	5,798	5,652	4,478	2,820

Balance Sheet Data:
Total assets at end of period	$4,110	$4,078	$4,157	$4,361	$4,836	$5,281	$2,211
Cash and cash equivalents	1,168	982	1,046	1,008	775	535	1,028
Securities	—	—	—	—	—	—	—
Borrowings	1,907	2,468	2,415	2,904	3,286	3,352	500
Stockholders’ equity	1,273	992	1,054	938	1,039	1,373	471

Illustrative Calculation of Per Share Consideration

Examples of the potential effects of fluctuations in the market price of Marshall & Ilsley common stock on the number of shares of Marshall & Ilsley common stock that a North Star stockholder will receive for each North Star share are illustrated in the following table based upon a range of hypothetical market prices.

The average market prices set forth in the table have been included for representative purposes only. The average market price at the time of the exchange of your North Star shares for the per share consideration may be less than $40.00 or more than $56.00. We cannot assure you as to what the market price of the Marshall & Ilsley common stock to be issued in the merger will be at or following the time of the exchange.

Market Price of Marshall & Ilsley Common Stock ($)		Fraction of a Share of Marshall & Ilsley Common Stock(1)	Total Value of Per Share Consideration ($)(1)
56.00		0.0521	2.9170
55.00		0.0530	2.9170
54.00		0.0540	2.9170
53.00		0.0550	2.9170
52.00		0.0561	2.9170
51.00		0.0572	2.9170
50.00		0.0583	2.9170
49.00		0.0595	2.9170
48.13	(2)	0.0606	2.9170
48.00		0.0608	2.9170
47.00		0.0621	2.9170
46.00		0.0634	2.9170
45.00		0.0648	2.9170
44.00		0.0663	2.9170
43.00		0.0678	2.9170
42.00		0.0695	2.9170
41.00		0.0711	2.9170
40.00		0.0729	2.9170

(1)	The fraction of a share of Marshall & Ilsley common stock is based on a formula agreed to in the merger agreement. The formula is based on the aggregate purchase price of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock exchange during the thirty calendar days before and including the calendar day immediately before the merger. In this example, the aggregate purchase price of $21 million was divided by each illustrative market price of Marshall & Ilsley common stock to yield the number of shares Marshall & Ilsley common stock to be issued for the exchange of shares of North Star common stock. The Marshall & Ilsley Exchange Shares were then divided by 7,199,209 shares, the number of shares North Star common stock outstanding on January 11, 2007 (assuming conversion of North Star’s Series A preferred stock) to yield the fraction of a share of Marshall & Ilsley common stock per share of North Star common stock. This fraction was multiplied by the illustrative market price of Marshall & Ilsley common stock to yield the per share consideration.

(2)	Represents the closing price of Marshall & Ilsley common stock on the New York Stock Exchange on January 11, 2007, the calendar day immediately preceding the announcement of the merger.

RISK FACTORS

In making your determination as to how to vote on the merger agreement and the merger, you should consider the following factors:

Risks Relating to the Merger

Because the market price of Marshall & Ilsley common stock may fluctuate, you cannot be sure of the number of shares of Marshall & Ilsley common stock that you will receive.

At the effective time of the merger, Marshall & Ilsley will issue a number of shares equal to the result of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days immediately before the effective time. Each North Star stockholder will be entitled to exchange his or her shares of outstanding common stock for the number of shares of Marshall & Ilsley common stock equal to the product of the number of shares held by such stockholder and a fraction, the numerator of which is the Marshall & Ilsley Exchange Shares and the denominator of which is the number of shares of North Star common stock outstanding immediately before the effective time. The market price for Marshall & Ilsley common stock at the effective time of the merger may vary from the price of Marshall & Ilsley common stock on the date the execution of the merger agreement was announced, on the date on which this document was mailed to North Star stockholders, and on the date that you submit your consent. Accordingly, at the time you submit your consent, you will not necessarily know or be able to calculate the number of shares of Marshall & Ilsley common stock you would receive upon completion of the merger. Please refer to the table on page 12 for examples of how fluctuations in the market price of Marshall & Ilsley common stock would affect the number of shares that you will receive. Any number of factors could cause the market price of Marshall & Ilsley common stock to change, including changes in general market and economic conditions, changes in Marshall & Ilsley’s business, operations and prospects and changes in the regulatory environment. Many of these factors are beyond Marshall & Ilsley’s control.

Post-Merger Risks

The market price of the shares of Marshall & Ilsley common stock may be affected by factors different from those affecting the shares of North Star common stock.

Upon completion of the merger, holders of the North Star common stock will become holders of Marshall & Ilsley common stock. Some of Marshall & Ilsley’s current businesses and markets differ from those of North Star and, accordingly, the results of operations of Marshall & Ilsley after the merger may be affected by factors different from those currently affecting the results of operations of North Star. For a discussion of the businesses of Marshall & Ilsley and North Star and of certain factors to consider in connection with those businesses, see “Marshall & Ilsley Corporation—Description of Business,” “North Star Financial Corporation—Description of Business” and the documents incorporated by reference into this document and referred to under “Where You Can Find More Information” on page 67.

Marshall & Ilsley’s earnings are significantly affected by general business and economic conditions, including credit risk and interest rate risk.

Marshall & Ilsley’s business and earnings are sensitive to general business and economic conditions in the United States and, in particular, the states where it has significant operations, including Wisconsin, Arizona, Minnesota, Missouri, Oklahoma, Kansas, Nevada and Florida. These conditions include short-term and long-term interest rates, inflation, monetary supply, fluctuations in both debt and equity capital markets, the strength of the U.S. and local economies and consumer spending, borrowing and saving habits, all of which are beyond Marshall & Ilsley’s control. For example, an economic downturn, increase in unemployment or higher interest rates could decrease the demand for loans and other products and services and/or result in a deterioration in credit quality and/or loan performance and collectability. Non-payment of loans, if it occurs, could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations and cash flows. Higher interest rates also could increase Marshall & Ilsley’s cost to borrow funds and increase the rate Marshall & Ilsley pays on deposits. In addition, an overall economic slowdown could negatively affect the purchasing and decision-making activities of the financial institution customers of Metavante.

Terrorism, acts of war or international conflicts could negatively affect Marshall & Ilsley’s business and financial condition.

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the U.S. and other governments in response to such events could negatively affect general business and economic conditions in the U.S. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, Marshall & Ilsley’s financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm Marshall & Ilsley’s business and results of operations in ways that cannot presently be predicted.

Marshall & Ilsley’s earnings also are significantly affected by the fiscal and monetary policies of the federal government and its agencies, which could affect repayment of loans and thereby materially adversely affect Marshall & Ilsley.

The policies of the Federal Reserve Board affect Marshall & Ilsley significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments Marshall & Ilsley holds. Those policies determine to a significant extent Marshall & Ilsley’s cost of funds for lending and investing. Changes in those policies are beyond Marshall & Ilsley’s control and are difficult to predict. Federal Reserve Board policies can affect Marshall & Ilsley’s borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower’s products and services. This could adversely affect the borrower’s earnings and ability to repay its loan, which could materially adversely affect Marshall & Ilsley.

The banking and financial services industry is highly competitive, which could adversely affect Marshall & Ilsley’s financial condition and results of operations.

Marshall & Ilsley operates in a highly competitive environment for the products and services it offers and in the markets it serves. The competition among financial services providers to attract and retain customers is intense. Customer loyalty can be easily influenced by a competitor’s new products, especially offerings that provide cost savings to the customer. Some of Marshall & Ilsley’s competitors may be better able to provide a wider range of products and services over a greater geographic area.

Marshall & Ilsley believes the banking and financial services industry will become even more competitive as a result of legislative, regulatory and technological changes and the continued consolidation of the industry. Technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic funds transfer and automatic payment systems. Also, investment banks and insurance companies are competing in more banking businesses such as syndicated lending and consumer banking. Many of Marshall & Ilsley’s competitors are subject to fewer regulatory constraints and have lower cost structures. Marshall & Ilsley expects the consolidation of the banking and financial services industry to result in larger, better-capitalized companies offering a wide array of financial services and products.

Federal and state agency regulation could increase Marshall & Ilsley’s cost structures or have other negative effects on Marshall & Ilsley.

Marshall & Ilsley, its subsidiary banks and many of its non-bank subsidiaries, including Metavante, are heavily regulated at the federal and state levels. This regulation is designed primarily to protect consumers, depositors and the banking system as a whole, not shareholders. Congress and state legislatures and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. Changes to statutes, regulations or regulatory policies, including changes in interpretation or implementation of statutes, regulations or policies, could affect Marshall & Ilsley in substantial and unpredictable ways including limiting the types of financial services and products Marshall & Ilsley may offer, increasing the ability of non-banks to offer competing financial services and products and/or increasing Marshall & Ilsley’s cost structures. Also, Marshall & Ilsley’s failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies and damage to its reputation.

Marshall & Ilsley is subject to examinations and challenges by tax authorities, which, if not resolved in Marshall & Ilsley’s favor, could adversely affect Marshall & Ilsley’s financial condition and results of operations.

In the normal course of business, Marshall & Ilsley and its affiliates are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments Marshall & Ilsley has made and the businesses in which it has engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in Marshall & Ilsley’s favor, they could have an adverse effect on Marshall & Ilsley’s financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions, which could result in a loss of income to Marshall & Ilsley.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits.

Maintaining or increasing Marshall & Ilsley’s market share depends on market acceptance and regulatory approval of new products and services and other factors, and Marshall & Ilsley’s failure to achieve such acceptance and approval could harm its market share.

Marshall & Ilsley’s success depends, in part, on its ability to adapt its products and services to evolving industry standards and to control expenses. There is increasing pressure on financial services companies to provide products and services at lower prices. This can reduce Marshall & Ilsley’s net interest margin and revenues from its fee-based products and services. In addition, Marshall & Ilsley’s success depends in part on its ability to generate significant levels of new business in its existing markets and in identifying and penetrating markets. Growth rates for card-based payment transactions and other product markets may not continue at recent levels. Further, the widespread adoption of new technologies, including Internet-based services, could require Marshall & Ilsley to make substantial expenditures to modify or adapt its existing products and services or render its existing products obsolete. Marshall & Ilsley may not successfully introduce new products and services, achieve market acceptance of its products and services, develop and maintain loyal customers and/or break into targeted markets.

Marshall & Ilsley relies on dividends from its subsidiaries for most of its revenue, and the banking subsidiaries hold a significant portion of their assets indirectly.

Marshall & Ilsley is a separate and distinct legal entity from its subsidiaries. Marshall & Ilsley receives substantially all of its revenue from dividends from its subsidiaries. These dividends are the principal source of funds to pay dividends on Marshall & Ilsley’s common stock and interest on Marshall & Ilsley’s debt. The payment of dividends by a subsidiary is subject to federal law restrictions as well as, in the case of any subsidiary, to the laws of the subsidiary’s state of incorporation. Also, a parent company’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors. In addition, Marshall & Ilsley’s bank and savings association subsidiaries hold a significant portion of their mortgage loan and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries.

Marshall & Ilsley depends on the accuracy and completeness of information about customers and counterparties and inaccurate or incomplete information could negatively affect Marshall & Ilsley’s financial condition and results of operation.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, Marshall & Ilsley may rely on information provided to it by customers and counterparties, including financial statements and other financial information. Marshall & Ilsley may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, Marshall & Ilsley may assume that the customer’s audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Marshall & Ilsley may also rely on the audit report covering those financial statements. Marshall & Ilsley’s financial condition and results of operations could be negatively affected to the extent Marshall & Ilsley relies on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

Marshall & Ilsley’s accounting policies and methods are the basis of how it reports its financial condition and results of operations, and they may require management to make estimates about matters that are inherently uncertain.

Marshall & Ilsley’s accounting policies and methods are fundamental to how it records and reports its financial condition and results of operations. Marshall & Ilsley’s management must exercise judgment in selecting and applying many of these accounting policies and methods in order to ensure that they comply with generally accepted accounting principles and reflect management’s judgment as to the most appropriate manner in which to record and report Marshall & Ilsley’s financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in Marshall & Ilsley’s reporting materially different amounts than would have been reported under a different alternative.

Marshall & Ilsley has identified four accounting policies as being “critical” to the presentation of its financial condition and results of operations because they require management to make particularly subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These critical accounting policies relate to: (1) the allowance for loan and lease losses; (2) capitalized software and conversion costs; (3) financial asset sales and securitizations; and (4) income taxes. Because of the inherent uncertainty of estimates about these matters, no assurance can be given that the application of alternative policies or methods might not result in Marshall & Ilsley reporting materially different amounts.

Changes in accounting standards could adversely affect Marshall & Ilsley’s reported financial results.

The bodies that set accounting standards for public companies, including the Financial Accounting Standards Board (FASB), the Securities and Exchange Commission and others, periodically change or revise existing interpretations of the accounting and reporting standards that govern the way that Marshall & Ilsley reports its financial condition and results of operations. These changes can be difficult to predict and can materially impact Marshall & Ilsley’s reported financial results. In some cases, Marshall & Ilsley could be required to apply a new or revised accounting standard, or a revised interpretation of an accounting standard, retroactively, which could have a negative impact on reported results or result in the restatement of Marshall & Ilsley’s financial statements for prior periods.

Marshall & Ilsley has an active acquisition program, which involves risks related to integration of acquired companies or businesses and the potential for the dilution of the value of Marshall & Ilsley stock.

Marshall & Ilsley regularly explores opportunities to acquire banking institutions, financial technology providers and other financial services providers. Marshall & Ilsley cannot predict the number, size or timing of future acquisitions. Marshall & Ilsley typically does not publicly comment on a possible acquisition or business combination until it has signed a definitive agreement for the transaction. Once Marshall & Ilsley has signed a definitive agreement, transactions of this type are generally subject to regulatory approvals and other customary conditions. There can be no assurance Marshall & Ilsley will receive such regulatory approvals without unexpected delays or conditions or that such conditions will be timely met to Marshall & Ilsley’s satisfaction, or at all.

Difficulty in integrating an acquired company or business may cause Marshall & Ilsley not to realize expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from the acquisition. Specifically, the integration process could result in higher than expected deposit attrition (run-off), loss of customers and key employees, the disruption of Marshall & Ilsley’s business or the business of the acquired company, or otherwise adversely affect Marshall & Ilsley’s ability to maintain existing relationships with clients, employees and suppliers or to enter into new business relationships. Marshall & Ilsley may not be able to successfully leverage the combined product offerings to the combined customer base. These factors could contribute to Marshall & Ilsley not achieving the anticipated benefits of the acquisition within the desired time frames, if at all.

Future acquisitions could require Marshall & Ilsley to issue stock, to use substantial cash or liquid assets or to incur debt. In such cases, the value of Marshall & Ilsley’s stock could be diluted and Marshall & Ilsley could become more susceptible to economic downturns and competitive pressures.

Marshall & Ilsley has in the past and may in the future explore alternatives to separate Metavante from Marshall & Ilsley.

Marshall & Ilsley regularly reviews whether separating the banking and related businesses from the Metavante business would improve the future prospects of those businesses and, ultimately, the value returned to shareholders. Such separation, should it occur, could take a variety of forms and could result in a corporate structure significantly different from that which currently exists. Marshall & Ilsley typically would not comment on any such transaction until definitive agreements had been signed or the transaction had been otherwise approved in final form. There can be no assurance that any such transaction will or will not occur.

Marshall & Ilsley is dependent on senior management, and the loss of service of any of Marshall & Ilsley’s senior executive officers could cause Marshall & Ilsley’s business to suffer.

Marshall & Ilsley’s continued success depends to a significant extent upon the continued services of its senior management. The loss of services of any of Marshall & Ilsley’s senior executive officers could cause its business to suffer. In addition, Marshall & Ilsley’s success depends in part upon senior management’s ability to implement its business strategy.

Marshall & Ilsley’s stock price can be volatile.

Marshall & Ilsley’s stock price can fluctuate widely in response to a variety of factors including:

•	actual or anticipated variations in Marshall & Ilsley’s quarterly results;

•	new technology or services by Marshall & Ilsley’s competitors;

•	unanticipated losses or gains due to unexpected events, including losses or gains on securities held for investment purposes;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving Marshall & Ilsley or its competitors;

•	changes in accounting policies or practices;

•	failure to integrate Marshall & Ilsley’s acquisitions or realize anticipated benefits from its acquisitions; or

•	changes in government regulations.

General market fluctuations, industry factors and general economic and political conditions, such as economic slowdowns or recessions, interest rate changes, credit loss trends or currency fluctuations, also could cause its stock price to decrease regardless of its operating results.

Marshall & Ilsley may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on its business, operating results and financial condition.

Marshall & Ilsley and its subsidiaries may be involved from time to time in a variety of litigation arising out of its business. Marshall & Ilsley’s insurance may not cover all claims that may be asserted against it, and any claims asserted against Marshall & Ilsley, regardless of merit or eventual outcome, may harm its reputation. Should the ultimate judgments or settlements in any litigation exceed Marshall & Ilsley’s insurance coverage, they could have a material adverse effect on its business, operating results and financial condition and cash flows. In addition, Marshall & Ilsley may not be able to obtain appropriate types or levels of insurance in the future, nor may Marshall & Ilsley be able to obtain adequate replacement policies with acceptable terms, if at all.

Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of Marshall & Ilsley’s computer systems or otherwise, could severely harm its business.

As part of Marshall & Ilsley’s financial and data processing products and services, it collects, processes and retains sensitive and confidential client and customer information on behalf of itself and other third parties, such as Metavante’s customers. Despite the security measures Marshall & Ilsley has in place, its facilities and systems, and those of its third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by Marshall & Ilsley or by its vendors, could severely damage its reputation, expose it to the risks of litigation and liability, disrupt its operations and harm its business.

Damage to the data centers on which Metavante relies could harm Metavante’s business.

Metavante’s data centers are an integral part of its business. Damage to Metavante’s data centers due to acts of terrorism, fire, power loss, telecommunications failure and other disasters could have a material adverse effect on Metavante’s business, operating results and financial condition. In addition, because Metavante relies on the integrity of the data it processes, if this data is incorrect or somehow tainted, client relations and confidence in Metavante’s services could be impaired, which would harm Metavante’s business.

Network operational difficulties or security problems could damage Metavante’s reputation and business.

Metavante depends on the reliable operation of network connections from its clients and its clients’ end users to its systems. Any operational problems or outages in these systems would cause Metavante to be unable to process transactions for its clients and its clients’ end users, resulting in decreased revenues. In addition, any system delays, failures or loss of data, whatever the cause, could reduce client satisfaction with Metavante’s products and services and harm Metavante’s financial results.

Metavante also depends on the security of its systems. Metavante’s networks may be vulnerable to unauthorized access, computer viruses and other disruptive problems. Metavante transmits confidential financial information in providing its services. In addition, under agreements with certain customers, Metavante will be financially liable if consumer data is compromised while in Metavante’s possession, regardless of the safeguards Metavante may have instituted. A material security problem affecting Metavante could damage its reputation, deter financial services providers from purchasing its products, deter their customers from using its products or result in liability to Metavante. Any material security problem affecting Metavante’s competitors could affect the marketplace’s perception of Internet banking and electronic commerce service in general and have the same effects.

Lack of system integrity or credit quality related to Metavante funds settlement could result in a financial loss.

Metavante settles funds on behalf of financial institutions, other businesses and consumers and receives funds from clients, card issuers, payment networks and consumers on a daily basis for a variety of transaction types. Transactions facilitated by Metavante include debit card, credit card and electronic bill payment transactions, supporting consumers, financial institutions and other businesses. These payment activities rely upon the technology infrastructure that facilitates the verification of activity with counterparties and the facilitation of the payment. If the continuity of operations or integrity of processing were compromised this could result in a financial loss to Metavante due to a failure in payment facilitation. In addition, Metavante may issue credit to consumers, financial institutions or other businesses as part of the funds settlement. A default on this credit by a counterparty could result in a financial loss to Metavante.

Metavante may not be able to protect its intellectual property, and Metavante may be subject to infringement claims.

Metavante relies on a combination of contractual rights and copyright, trademark, patent and trade secret laws to establish and protect its proprietary technology. Despite Metavante’s efforts to protect its intellectual property, third parties may infringe or misappropriate Metavante’s intellectual property or may develop software or technology competitive to Metavante’s. Metavante’s competitors may independently develop similar technology, duplicate its products or services or design around Metavante’s intellectual property rights. Metavante may have to litigate to enforce and protect its intellectual property rights, trade secrets and know-how or to determine their scope, validity or enforceability, which is expensive and could cause a diversion of resources and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm Metavante’s business and ability to compete.

Metavante also may be subject to costly litigation in the event its products or technology infringe upon another party’s proprietary rights. Third parties may have, or may eventually be issued, patents that would be infringed by Metavante’s products or technology. Any of these third parties could make a claim of infringement against Metavante with respect to its products or technology. Metavante may also be subject to claims by third parties for breach of copyright, trademark or license usage rights. Any such claims and any resulting litigation could subject Metavante to significant liability for damages. An adverse determination in any litigation of this type could require Metavante to design around a third party’s patent or to license alternative technology from another party. In addition, litigation is time consuming and expensive to defend and could result in the diversion of the time and attention of Metavante’s management and employees. Any claims from third parties may also result in limitations on Metavante’s ability to use the intellectual property subject to these claims.

Changes in the network pricing and transaction routing strategies of NYCE, a subsidiary of Metavante, could adversely affect NYCE’s revenue and Metavante’s results of operations.

The transaction volume and the corresponding revenues of NYCE, a subsidiary of Metavante, are driven in large measure by NYCE’s execution of long-term strategies for network pricing (including interchange and network fees) and transaction routing. As the debit and electronic payments marketplace continues to shift and mature, it may be necessary for NYCE to pursue alternate pricing and/or transaction routing strategies. Any significant changes to NYCE’s current pricing and/or transaction routing strategies would likely be implemented over a transitional phase. Such changes could result in reductions of participant card base, reductions in merchant acceptance, and the potential for transaction misrouting during the transitional phase, any of which would adversely affect NYCE’s revenue and Metavante’s results of operations.

Metavante’s business could suffer if it fails to attract and retain key technical people.

Metavante’s success depends in large part upon Metavante’s ability to attract and retain highly skilled technical, management and sales and marketing personnel. Because the development of Metavante’s products and services requires knowledge of computer hardware, operating system software, system management software and application software, key technical personnel must be proficient in a number of disciplines. Competition for the best people, in particular individuals with technology experience, is intense. Metavante may not be able to hire or retain key people.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document, including information incorporated by reference into this document, contains or may contain forward-looking statements about Marshall & Ilsley, North Star and the combined company which are within the meaning of the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements with respect to the expected timing, completion and effects of the proposed merger and the financial condition, results of operations, plans, objectives, future performance and business of Marshall & Ilsley, North Star and the combined company, including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, those risks discussed above. Further information on other factors which could affect the financial results of Marshall & Ilsley after the merger are included in the SEC filings incorporated by reference into this document. See “Where You Can Find More Information” on page 67.

CONSENTS REQUIRED FROM NORTH STAR STOCKHOLDERS

This document and the accompanying consent are being furnished to you in connection with the solicitation of consents to the merger agreement by the board of directors of North Star. This document and consent are first being sent to you on or about March 20, 2007. Each written consent submitted to North Star at its principal executive offices located at 500 West Madison, Suite 3150, Chicago, Illinois 60661 will be effective and irrevocable as of 5:00 p.m. (Central Daylight Time) on April 16, 2007.

Purpose of the Consent Solicitation

The board of directors of North Star is seeking your written consent as a North Star stockholder to the merger agreement and merger. When we use the term merger agreement in this document, we are referring to the Agreement and Plan of Merger and Reorganization that North Star entered into with Marshall & Ilsley, M&I Merger Corp and M&I Merger Sub, LLC on January 12, 2007 and the amendments thereto dated February 21, 2007 and March 14, 2007. A copy of the merger agreement is contained in Appendix A.

Record Date

Only holders of North Star shares at the close of business on February 15, 2007 are entitled to receive notice of and to submit a consent to the merger agreement. As of that date, there were 7,254,324 common and common equivalent shares of North Star stock outstanding held by approximately 225 record holders.

Required Consents

The consent of the holders of a majority of shares of North Star common stock entitled to vote is required to approve the merger agreement and merger. You are entitled to submit one consent for each share of North Star common stock you held on the record date.

Marshall & Ilsley has entered into an agreement with certain stockholders, directors and executive officers of North Star, who in aggregate hold approximately 60 percent of the outstanding North Star common stock, pursuant to which they have agreed, among other things, to vote all shares beneficially owned by them (to the extent such individuals have the right to direct the voting of such shares) in favor of the merger agreement and the merger. Accordingly, approval of the merger agreement by North Star stockholders is expected to follow from fulfillment of these agreements alone.

North Star’s board of directors believes that the merger agreement and the transactions contemplated thereby, including the merger, are advisable to, fair to and in the best interests of North Star and its stockholders and unanimously approved the merger agreement and merger on January 23, 2007. North Star’s board unanimously recommends that North Star stockholders consent to the adoption and approval of the merger agreement, including the merger.

Consents

If your shares are held in an account at a brokerage firm or bank, you must instruct it on whether to consent to the merger agreement. Your broker or bank will submit a consent only if you follow the instructions provided to you by your broker or bank.

Each written consent submitted to North Star at its principal executive offices located at 500 West Madison, Suite 3150, Chicago, Illinois 60661 will be effective and irrevocable as of 5:00 p.m. (Central Daylight Time) on April 16, 2007. If you submit your written consent to North Star and subsequently wish to revoke your consent before such time, please call Michael Gerdes of North Star at (312) 559-9761 and notify him of your decision.

Do NOT send in your North Star stock certificates with your consent. As soon as practicable, but not more than five business days after completion of the merger, the exchange agent will mail to you transmittal forms with instructions for exchanging your North Star stock certificates for the merger consideration.

Solicitation of Consents

North Star will pay all costs of soliciting consents, except that Marshall & Ilsley will share equally in the expense of printing and filing this document and all SEC, NYSE and other regulatory filing fees in connection with this information statement/prospectus. North Star will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses, if any, incurred by them in sending the information statement/prospectus materials to the beneficial owners of North Star common stock. In addition to solicitations by mail, directors, officers and employees of North Star may solicit consents personally or by telephone without additional compensation.

THE MERGER AND REORGANIZATION

Structure of the Mergers

Pursuant to the terms of the merger agreement, at the effective time of the step one merger, M&I Merger Corp. will merge with and into North Star. Marshall & Ilsley will issue shares of its common stock to the stockholders of North Star in exchange for their shares of North Star common stock. As a result of the step one merger, the separate corporate existence of M&I Merger Corp. will cease and North Star will continue as the interim surviving corporation of the step one merger. Immediately thereafter, at the effective time of the step two merger, North Star will merge with and into M&I Merger Sub, LLC. As a result of the step two merger, M&I Merger Sub, LLC will be the ultimate surviving entity and a wholly owned subsidiary of Marshall & Ilsley. M&I Merger Sub, LLC will be renamed North Star Financial, LLC. North Star stockholders who do not exercise their appraisal rights under Delaware law in accordance with the procedures described below under the heading entitled “—Appraisal Rights” and in Appendix C will become Marshall & Ilsley shareholders, with their rights governed by Wisconsin law and Marshall & Ilsley’s restated articles of incorporation and by-laws.

Background of the Merger

From time to time, before being approached by Marshall & Ilsley, North Star had received indications of interest from executive officers of other financial institutions regarding possible business combinations. However, because North Star’s business strategy has been to remain focused on personal trust and related business lines, these indications of interest had never advanced beyond initial discussions.

On March 23, 2006, John R. Griffith, North Star’s president and chief executive officer, received a phone call from Daniel L. Kaminski, chief financial officer of Marshall & Ilsley’s Wealth Management Division, who had learned of North Star through a business associate in mid-March. Mr. Kaminski indicated during the course of their discussion that Marshall & Ilsley was interested in determining North Star’s possible interest in a business combination, noting that North Star was one of several Chicago-based candidates Marshall & Ilsley had identified to permit expansion of its product offerings of personal trust services and money management in the Chicago metropolitan area. Mr. Griffith indicated that North Star’s management had not put the company up for sale, but was willing to explore Marshall & Ilsley’s interest in a transaction. The two gentlemen agreed to meet in person.

About two weeks later, on April 7, 2006, Mr. Kaminski and Mr. Griffith met in Lake Forest, Illinois, and were joined by Kenneth C. Krei, senior vice president of Marshall & Ilsley and president and chief executive officer of Marshall & Ilsley’s Wealth Management Division. The discussion began with an overview of Marshall & Ilsley’s business and organization and eventually turned to inquiries about North Star and its business. Mr. Griffith generally described North Star’s service offerings, including its substantial tax-free exchange and ESOP service lines. These two business units were of particular interest to Mr. Krei and Mr. Kaminski, as they observed the potential ties between North Star’s services and Marshall & Ilsley’s regional real estate activities and nationwide lending business. The participants in this meeting agreed to continue their discussions. Mr. Griffith reported his discussions to the North Star board of directors at its April 25, 2006 meeting.

On May 3, 2006, Mr. Krei, Mr. Kaminski and Mr. Griffith met with other senior Marshall & Ilsley executives to explore in more detail the potentially complimentary nature of North Star’s service units and Marshall & Ilsley’s business and services. They also discussed the key personnel and business philosophies of both organizations. Following this meeting, Marshall & Ilsley and North Star senior executives continued their discussions in phone calls exploring a possible business combination between the two companies. During these calls, Marshall & Ilsley personnel expressed their opinion to Mr. Griffith that such a combination could be beneficial not only to Marshall & Ilsley by giving it a Chicago presence and expanded service offerings, but that it could enhance the growth of North Star’s business as well. Marshall & Ilsley executives asked for and received summary financial information regarding North Star in order to continue their evaluation of a possible transaction.

The North Star board of directors, at its meeting on June 27, 2006, authorized Mr. Griffith to contact Stout Risius Ross (“SRR”), an investment banking firm, regarding the discussions with Marshall & Ilsley. The objective of retaining SRR was to obtain an analysis of North Star’s future options, including their opinion as to the value of North Star’s common stock under alternative scenarios, which could be used in assessing an offer from Marshall & Ilsley if one were made. North Star executives met with representatives of SRR shortly after the June 27 board of directors meeting to outline the project and provide SRR with financial information about North Star. SRR submitted its report containing findings and conclusions to North Star executives at a meeting on July 12, 2006. This report was distributed to the North Star board of directors on July 14, 2006 for discussion at its upcoming meeting.

On July 18, 2006, the North Star board of directors met to consider, among other things, the discussions with Marshall & Ilsley. The North Star board authorized and directed Mr. Griffith and other North Star officers to pursue the exchange of business information between the two companies under the protection of a mutual non-disclosure agreement. The board further directed these officers to specify for Marshall & Ilsley certain minimum North Star requirements for consideration of a sale of the company, including price terms, exclusivity terms and due diligence arrangements. In late July 2006, senior executive officers of North Star prepared a memorandum to Mr. Kaminski consistent with the board’s directions and outlining the basic terms that the senior North Star officers felt needed to be satisfied in order to present an offer to the North Star board of directors. Mr. Griffith delivered this letter on July 25, 2006.

A non-disclosure agreement was signed on or around August 2, 2006. At that point, each company began to pursue a due diligence investigation on the other. North Star, whose key business information (unlike Marshall & Ilsley’s business information) is not periodically and publicly reported, provided Marshall & Ilsley with detailed audited financial statements, copies of important agreements and other business information.

The due diligence process continued into the following months, and included a key meeting that took place in Chicago on September 6, 2006 among Mr. Kaminski, other senior Marshall & Ilsley executives, Mr. Griffith and Michael I. Gerdes, North Star’s chief financial officer. The purpose of the meeting was to provide Marshall & Ilsley executives with more sensitive, detailed data on North Star’s business lines. This meeting also encompassed separate discussions between Marshall & Ilsley executives and certain North Star executives to gain additional information about North Star’s business operations. Later that month, on September 22, 2006, Mr. Krei, on behalf of Marshall & Ilsley, submitted to North Star a preliminary letter of interest indicating the desire for a merger of the companies and an initial range for the offer (the upper end of which was consistent with the terms set forth in Mr. Griffith’s letter of July 25).

Over the next month, senior executives from both companies met to explore further details of the discussed business combination and aspects of business integration, including review, assessment and determination of key employee reporting relationships and employee compensation matters. During this period, North Star also provided Marshall & Ilsley with additional, detailed information about the company. The key meetings occurred on October 20, October 24, October 26 and October 30.

On November 16, 2006, Marshall & Ilsley’s attorneys delivered an initial draft of the definitive agreement to North Star. Between that day and January 12, 2007, Marshall & Ilsley and North Star and their representatives and advisors negotiated the terms of the definitive agreement. On November 27, 2006, Mr. Kaminski and Mr. Krei contacted Mr. Griffith with their $21 million offer for the acquisition of North Star. The next day, at a regular meeting of the North Star board of directors, Mr. Griffith reported the offer. At that point, the parties agreed to work towards a mutually acceptable definitive merger agreement.

Mr. Kaminski and Mr. Krei advised Marshall & Ilsley’s senior management and its board of directors of the ongoing discussions with North Star, as well as other acquisition candidates, beginning in June 2006 and provided periodic update reports thereafter regarding the status of negotiations. All of the material terms of the merger agreement, including the form and amount of consideration, were approved by Marshall & Ilsley’s senior management pursuant to authority granted by its board of directors. Mr. Kaminski and Mr. Krei communicated Marshall & Ilsley’s $21 million offer to Mr. Griffith orally on November 27, 2006, after receiving approval to negotiate, execute and deliver the merger agreement. Mr. Krei delivered Marshall & Ilsley’s written offer on November 29, 2006.

In December, 2006, North Star management delivered a draft of the definitive merger agreement to its board of directors. At a special meeting of the North Star board held on December 20, 2006, the directors considered the proposed agreement. Representatives from North Star’s legal counsel, Levenfeld Pearlstein, LLC, reviewed with the board the terms of the proposed definitive agreement. After the conclusion of this review and additional discussion, the North Star board of directors unanimously approved the merger and authorized its officers to further negotiate and execute the merger agreement on behalf of North Star, subject to certain conditions. These conditions included board review and approval of the final definitive agreement, completion of due diligence on Marshall & Ilsley, obtaining a fairness opinion for the North Star ESOP, and certain other conditions.

Representatives from both companies continued negotiations on the definitive agreement until it was finalized and signed on January 12, 2007, and after the closing of the stock market on that day, the companies issued a joint press release announcing the execution of the definitive agreement.

At a meeting of the North Star board of directors held on January 23, 2007, Levenfeld Pearlstein reviewed with the board certain changes to the terms of the definitive agreement, and the board ratified these changes. The board also reviewed due diligence reports regarding Marshall & Ilsley, including analyst reports and reports of ratings agencies. The North Star board then approved the final definitive agreement, including the merger, and recommended the approval of the definitive agreement, including the merger, by the shareholders of North Star.

Merger Consideration

If the merger and reorganization is completed, the aggregate purchase price of $21 million will be paid to North Star stockholders in shares of Marshall & Ilsley common stock. Each share of North Star Series A preferred stock will be converted into six shares of North Star common stock. Each share of North Star Series B preferred stock will receive the liquidation preference to which it is entitled, which will be paid in cash. At the effective time of the merger, Marshall & Ilsley will issue a number of shares equal to the result of $21 million divided by the average closing price per share of Marshall & Ilsley common stock on the New York Stock Exchange for the thirty calendar days immediately before the effective time. Each North Star stockholder will be entitled to exchange his or her shares of outstanding common stock for the number of shares of Marshall & Ilsley common stock equal to the product of the number of shares held by such stockholder and a fraction, the numerator of which is the Marshall & Ilsley Exchange Shares and the denominator of which is the number of shares of North Star common stock outstanding immediately before the effective time.

The total number of shares of Marshall & Ilsley common stock that you will receive will depend on the average closing price of Marshall & Ilsley common stock for the thirty calendar days prior to the effective time of the merger. For the thirty calendar days ending on and including the calendar day of March 13, 2007, the average closing price would have been $47.98 per share of Marshall & Ilsley common stock. If the effective time of the merger had been March 14, 2007, the number of shares of Marshall & Ilsley common stock that a North Star stockholder would have received on March 14, 2007 would have been 0.0608 shares for each of North Star common stock.

Each share of Marshall & Ilsley common stock issued and outstanding prior to the merger will remain issued and outstanding and will not be converted or exchanged in the merger.

No Fractional Shares

Only whole shares of Marshall & Ilsley common stock will be issued in connection with the merger. In lieu of fractional shares, each holder of North Star common stock otherwise entitled to a fractional share of Marshall & Ilsley common stock (after taking into account all fractional share interests of North Star common stock delivered by such holder) will be paid an amount of cash equal to the product obtained by multiplying such fractional share interest to which such holder would otherwise be entitled by the merger consideration. No stockholder will be entitled to interest, dividends, voting rights or other rights with respect to any fractional share.

Completion of the Mergers

Unless North Star and Marshall & Ilsley agree otherwise, the completion of the mergers will be as promptly as practicable after the closing upon filing of articles of merger and any other required documents with the Secretary of State of the State of Delaware and the Department of Financial Institutions of the State of Wisconsin. Closing will be held at a time and date mutually agreed by Marshall & Ilsley and North Star or, in the absence of such agreement, no later than two business days following the satisfaction or waiver of all conditions to completion of the merger in the merger agreement. North Star and Marshall & Ilsley each will have the right, but not the obligation, to terminate the merger agreement if completion of the mergers does not occur on or before May 31, 2007, unless the failure of the merger to occur by such date is due to the failure of the party seeking such termination to comply with its obligations under the merger agreement.

Exchange of Certificates

Marshall & Ilsley will deposit, or cause to be deposited, as of the effective time, with the Exchange Agent certificates representing the Marshall & Ilsley Exchange Shares to be issued pursuant to the merger in exchange for outstanding shares of North Star common stock. The Exchange Agent will act as the exchange agent for the benefit of the holders of certificates of North Star common stock.

After the effective time of the merger, you will cease to have any rights as a holder of North Star common stock, and your sole right will be your right to receive the merger consideration, including cash in lieu of fractional shares, if any, into which your shares of North Star common stock will have been converted by virtue of the merger, or to exercise your appraisal rights if you have not withdrawn or lost such rights.

As soon as practicable after the effective time of the merger, the Exchange Agent will send to you a letter of transmittal and instructions for use in submitting to the Exchange Agent certificates formerly representing shares of your North Star common stock to be exchanged for certificates representing the merger consideration. You will not be entitled to receive any dividends or other distributions which may be payable to holders of record of Marshall & Ilsley common stock following the effective time of the merger until you have surrendered and exchanged your North Star common stock certificates. Any dividends with a record date after the effective time of the merger payable on Marshall & Ilsley common stock after the effective time of the merger will be paid to the Exchange Agent and, upon receipt of the North Star common stock certificates, the Exchange Agent will forward to you the following as applicable:

•	certificates representing your shares of Marshall & Ilsley common stock which you are entitled to receive in exchange for your shares of North Star common stock;

•	dividends declared on your shares of Marshall & Ilsley common stock with a record date after the effective time of the merger, without interest; and

•	cash for any fractional share, without interest.

Please DO NOT return your North Star stock certificates with the enclosed consent. You should not submit your North Star stock certificates until you have received written instructions from the Exchange Agent to do so.

At the effective time of the merger, the stock transfer books of North Star will be closed and no transfer of North Star common stock will thereafter be made on North Star’s stock transfer books. If a certificate formerly representing North Star common stock is presented to North Star or Marshall & Ilsley, it will be forwarded to the Exchange Agent for cancellation and exchange for the merger consideration.

Termination of North Star’s Employee Stock Ownership Plan and Stock Appreciation Rights Plan

The merger agreement provides that the North Star Trust Company Stock Ownership Plan, or the ESOP, will be terminated as part of the merger and reorganization. Promptly following the closing, the Trustee of the ESOP will file an application with the IRS for a favorable determination letter with respect to the continued tax-qualification of the ESOP after its amendment and termination. The Trustee of the ESOP will be responsible for administering the trust fund until the IRS approval has been obtained and all funds in the trust are distributed to ESOP participants.

The merger agreement also provides that, no later than the effective time, North Star will terminate its stock appreciation rights plan and will pay to the participants therein the amounts they are entitled to receive under the terms of the plan assuming a fair market value for each share of North Star common stock equal to the amount of consideration to be received in the merger for a share of North Star common stock. All payments in connection with the termination shall be made in cash, and shall only be made to the extent a participant would be vested under the plan immediately after the effective time.

Interests of Certain Persons

Certain members of North Star’s executive management and board of directors may be deemed to have interests in the merger that are in addition to their interests as stockholders of North Star. North Star’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement.

Existing Employment Agreements.    North Star has entered into employment agreements with six of its executive officers, each of whom we call a covered employee, including John R. Griffith, chairman of the board, president and chief executive officer, Michael I. Gerdes, senior vice president and chief financial officer, Robert M. Skowronski, senior vice president of North Star Trust Company, Kenneth A. Zubeck, senior vice president of North Star Trust Company, Martin S. Edwards, president of North Star Deferred Exchange Corp., and John G. Hommel, president of the ESOP and the fiduciary services division of North Star Trust Company. North Star Trust Company and North Star Deferred Exchange Corp. are subsidiaries of North Star. Each of these employment agreements include change in control provisions pursuant to which the covered employee may be entitled to receive certain severance benefits, as described below, in the event of a change in control of North Star and/or termination of employment. The merger will constitute a change in control under each of the employment agreements. The employment agreements contain no provisions for the reduction or gross up of change in control benefits in the event that any such benefits constitute excess parachute payments subject to a 20% excise tax imposed on the employee and the loss of deductibility by North Star, its affiliates or successors.

All six of the employment agreements include change in control provisions, meaning that, upon the occurrence of a change in control, the covered employee will be entitled to terminate his employment within one year of the change in control and receive from North Star or its successor an amount equal to (i) his base salary through the remainder of the month in which termination occurs and for the 12 succeeding calendar months (or the remaining term of the agreement in Mr. Edward’s case), (ii) commissions earned through the end of the month in which termination occurs, plus additional payments over the 12 succeeding calendar months (or in lump sum, at the option of North Star) totaling the amount of commissions earned during the previous 12 months, in the case of Messrs. Edwards and Hommel, (iii) a lump sum payment of any performance bonus for any prior year already earned but not paid and for the current year prorated through the end of the month in which termination occurs (and for the succeeding 12 calendar months in the case of Messrs. Edwards, Hommel, Skowronski and Zubeck) and (iv) a lump sum payment of any discretionary bonus for a prior year already earned but not paid. Each covered employee also will receive the same medical, disability and other fringe benefits that he would have received during the term of his employment through the remainder of the month in which termination occurs and for the succeeding 12 calendar months, or, in lieu thereof, an amount equal to the cost of obtaining equivalent benefits and any other benefits or payments as may be provided by law.

The initial term of Mr. Edwards’ employment agreement is five years beginning on January 1, 2005. On January 1, 2010 and every year thereafter, the term of Mr. Edwards’ employment automatically extends for an additional year unless, 120 days prior to that date, Mr. Edwards or North Star provides notice to the other that the term will not be automatically renewed for an additional year. The initial term of each of the other five employment agreements was one year, and the term of each employment agreement is automatically renewable on an annual basis for an additional year in the same manner described above for Mr. Edwards (such that, unless appropriate notice of termination is given, the remaining unexpired term of each employment agreement, including Mr. Edwards’ agreement, will always be at least one year). If, pursuant to the provisions described above, payments are required to be made to North Star’s covered employees, assuming the triggering events for each person, as described above, occurred on April 1, 2007, the estimated amount of the payments and the value of the other benefits payable to those persons will be as follows:

Griffith	$225,000
Gerdes	$220,000
Skowronski	$225,000
Zubeck	$230,000
Edwards	$820,000
Hommel	$790,000

New Employment Arrangements.    In connection with the execution of the merger agreement, Marshall & Ilsley prepared a term sheet for each of Messrs. Griffith, Skowronski, Zubeck, Edwards and Hommel, each of whom we call a continuing executive, outlining the understanding between them and Marshall & Ilsley as to certain post-merger employment arrangements and the terms of certain letter agreements to be entered into by them prior to the closing of the merger.

The continuing executives have agreed in the letter agreements to the termination of their existing employment agreements with North Star, and the forfeiture of the benefits and payments available under those agreements, and to become “at will” employees of Marshall & Ilsley, or one of its subsidiaries. The term sheets that the continuing executives have agreed to specify base salaries, annual target cash incentive bonuses, retirement benefits and other perquisites, stock option grants (for Messrs. Edwards and Hommel) and transition awards of restricted stock. The option grants and restricted stock awards are subject to vesting requirements based on the ongoing employment of the continuing executives with Marshall & Ilsley. As part of the consideration for entering into the letter agreements and the term sheets, the continuing executives have agreed in the letter agreements to non-compete and customer and employee non-solicitation provisions in favor of Marshall & Ilsley.

In addition, the letter agreements provide certain severance benefits to each of the continuing executives in the event Marshall & Ilsley terminates their employment without cause within three years of the effective time of the merger. These severance benefits include a percentage of the amounts payable to the continuing executives in the event of a change in control under their existing employment agreement with North Star, payment of the employer’s share of premiums for health and dental insurance and, if termination occurs in the second and third years following the merger, severance payments provided under the Marshall & Ilsley severance policy. Prior to the first anniversary of the effective time of the merger, a continuing executive terminated without cause will receive 100% of the amount that would have been payable under his existing North Star employment agreement and medical and dental insurance premiums for up to two years but will not receive any severance payments under Marshall & Ilsley’s severance policy. If the termination occurs between the first and second and the second and third anniversaries of the effective time of the merger, the executive will receive severance payments under Marshall & Ilsley’s severance policy and 50% of the amount payable under his North Star employment agreement and medical and dental insurance premiums for up to one year or 25% of the amount payable under his North Star employment agreement and medical and dental insurance premiums for up to six months, as the case may be. If the merger does not occur, the letter agreements between Marshall & Ilsley and the continuing executives will be void and of no further effect.

Stock Appreciation Rights Plan; Employee Stock Ownership Plan.    All North Star employees participate in its Employee Stock Ownership Plan (“ESOP”) and its Stock Appreciation Rights (“SAR”) plan, subject to certain, limited plan requirements. When the ESOP and the SAR plan are terminated, as provided in the merger agreement, all plan participants will vest in the benefits they had previously been awarded under the plans.

The SAR plan is administered by the North Star board of directors, which has the authority to grant and condition rights under the plan. The grant price of awards are fixed by the board, but cannot be less than the fair market value of North Star common stock (as determined by the board) on the grant date. Upon exercise of the right, a plan participant is entitled to receive a payment equal to the product of (i) the excess of the fair market value of a share of common stock on the date of exercise over the grant price multiplied by (ii) the number of shares of common stock to which the right is exercised. The proceeds of exercise are fully taxable to the participant as compensation income. The SAR plan provides that these proceeds are payable in the form of North Star common stock, but this provision is being modified in connection with the merger to permit payment in cash. North Star’s covered employees will receive the following estimated cash amounts upon the distribution of the SAR plan benefits:

Griffith	$144,000
Gerdes	$124,000
Skowronski	$111,000
Zubeck	$111,000
Edwards	$127,000
Hommel	$126,000

With respect to the ESOP, plan participants will receive a distribution in the form of Marshall & Ilsley common stock. These shares are eligible for rollover into another qualified plan, such as an IRA. North Star’s covered employees will receive the following estimated number of shares of Marshall & Ilsley common stock upon the distribution of the ESOP:

Griffith	7,257
Gerdes	906
Skowronski	2,746
Zubeck	2,823
Edwards	9,855
Hommel	6,274

Other Interests.    After the merger, Marshall & Ilsley will succeed to North Star’s pre-merger obligations with respect to indemnification or exculpation in favor of the directors, officers, employees and agents of North Star and its subsidiaries as provided in North Star’s certificate of incorporation and by-laws. Messrs. Griffith and Edwards, among others, have entered into the shareholder voting agreement described below. Accordingly, they have agreed, with limited exceptions, to vote all of their North Star shares in favor of the merger agreement, the merger and all other matters required for the accomplishment of the merger. As of February 15, 2007, the officers and directors of North Star collectively owned 1,889,000 shares of North Star’s common stock (26% of North Star’s outstanding shares).

Reasons for the Merger and North Star Board Recommendation

North Star’s board believes that the merger with Marshall & Ilsley is consistent with North Star’s goal of enhancing stockholder value. In addition, the North Star board believes that the customers and communities served by North Star will benefit from the merger. In reaching its decision to approve the merger agreement, North Star’s board of directors consulted with its management and its legal and financial advisors, and considered a variety of factors, including the following:

•

that the value of the merger consideration proposed to be paid to North Star’s stockholders represented a significant premium to North Star stockholders over the value they would likely receive for their shares in the inactive North Star trading market;

•

that the value of the merger consideration proposed to be paid to North Star’s stockholders represented an attractive premium over the value that North Star expected to achieve as an independent entity in the short- to medium-term;

•

that the merger consideration would be paid to North Star stockholders in common stock of Marshall & Ilsley, which would provide an opportunity to participate in any possible future earnings of the combined company;

•	the fact that Marshall & Ilsley common stock is listed on the New York Stock Exchange, providing continuing stockholders with increased access to a public market for their shares;

•

the benefit to North Star’s customers resulting from the greater depth of trust, exchange and banking services that would become available over a broader geographic area, as well as the opportunity for future operating efficiencies as a result of a combination of North Star with Marshall & Ilsley as compared to an institution without a similar market presence; and

•

North Star’s belief that a combination of North Star with a strong, complementary institution such as Marshall & Ilsley would better position the combined company to face increased competition in the trust and exchange services market in the Chicago area.

The foregoing discussion of the information and factors considered by North Star is not intended to be exhaustive. In reaching its determination to enter into the merger agreement, North Star did not assign any relative or specific weights to the factors listed above.

The North Star board of directors believes that the merger agreement and the merger are advisable, fair to and in the best interests of North Star and its stockholders and unanimously recommends that you deliver your consent “FOR” approval and adoption of the merger agreement and the merger.

Marshall & Ilsley’s Reasons for the Merger

In reaching its decision to approve the merger agreement, the board of directors and executive management of Marshall & Ilsley considered a variety of factors, including the following:

•

The merger will allow Marshall & Ilsley to increase its market share in wealth management services in the demographically attractive Chicago metropolitan market and expand its offering of trust and exchange services;

•	Marshall & Ilsley’s belief that the merger will provide an opportunity for Marshall & Ilsley to improve North Star’s operating performance and product mix, and to expand North Star’s product offering;

•	Marshall & Ilsley’s familiarity with and review of North Star’s business, operations, management, markets, competitors, financial condition, earnings and prospects;

•	North Star’s financial strength, concentration and product offerings in an attractive metropolitan area;

•	Marshall & Ilsley’s belief that after the merger the combined company will be able to continue to generate high revenue growth rates;

•	The merger will allow Marshall & Ilsley to continue its strategy of geographically diversifying its revenues and earnings; and

•	The merger is intended to qualify as a transaction of a type that is tax-free for federal income tax purposes to Marshall & Ilsley.

The foregoing discussion of the information and factors considered by Marshall & Ilsley is not intended to be exhaustive. In reaching its determination to enter into the merger agreement, Marshall & Ilsley did not assign any relative or specific weights to the foregoing factors.

Material United States Federal Income Tax Consequences

Subject to the assumptions and limitations discussed below and as set forth in the opinion of Godfrey & Kahn, S.C., counsel to Marshall & Ilsley, the following discussion sets forth the material United States federal income tax consequences of the merger to North Star stockholders who are U.S. Holders (as defined below) of North Star common stock. This discussion is based on the Code and the related Treasury regulations, administrative interpretations and court decisions in effect as of the date of this information statement/prospectus, all of which are subject to change, possibly with retroactive effect. Any change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the merger. This discussion does not address all issues that may be applicable to holders who acquired shares of North Star common stock pursuant to the exercise of options or otherwise as compensation. Furthermore, this discussion does not address any state, local or foreign tax considerations. We urge you to consult your own tax advisor as to the specific tax consequences of the merger, including the applicable federal, state, local and foreign tax consequences to you of the merger.

As used herein, a “U.S. Holder” means a holder of shares of North Star common stock who holds those shares as capital assets within the meaning of the Code (generally, for investment purposes) and is for U.S. federal income tax purposes (1) a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the states and the District of Columbia), (3) a trust if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or the trust has made a valid election under the applicable U.S. Treasury regulations to be treated as a U.S. person, or (4) an estate that is subject to U.S. federal income tax regardless of its source. As used herein, a “Non-U.S. Holder” means any holder of North Star common stock who is not a U.S. Holder.

The Merger.    Pursuant to the merger, each stockholder will exchange all of the shares of North Star common stock actually owned by him or her for Marshall & Ilsley common stock (with the exception of stockholders who dissent and with the exception of fractional shares, which will be exchanged for cash). No gain or loss will be recognized by a North Star stockholder for federal income tax purposes on such exchange, except for fractional share payments. The tax basis in the North Star common stock will become the tax basis in the Marshall & Ilsley common stock, and the holding period of the Marshall & Ilsley common stock will include the holding period of the North Star common stock exchanged therefor.

If a North Star stockholder were to assert appraisal rights and receive a cash payment in exchange for his or her shares of North Star common stock, the stockholder would recognize gain equal to the excess of the cash proceeds received over the adjusted tax basis of the shares. Any recognized gain will generally be long-term capital gain if the stockholder’s holding period with respect to the stock is more than one year. If, however, the cash received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the stockholder’s ratable share of North Star’s accumulated earnings and profits. The maximum federal income tax rates on long-term capital gains from the sale of investment assets and on certain dividend payments are generally the same.

The foregoing discussion is intended only as a summary of the material federal income tax consequences of the merger. This discussion applies only to North Star stockholders that are U.S. Holders that hold their shares of North Star common stock, and will hold the shares of Marshall & Ilsley common stock received in exchange for their shares of North Star common stock, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the merger that may be relevant to particular Non-U.S. Holders and holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are:

•	dealers in securities;

•	financial institutions;

•	insurance companies;

•	holders of shares of North Star common stock as part of a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	holders who have a “functional currency” other than the U.S. dollar;

•	holders who are foreign persons;

•	holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; and

•	holders who acquired their shares of North Star common stock through stock option or stock purchase programs or otherwise as compensation.

No information is provided in this document with respect to the tax consequences, if any, of the merger under applicable state, local, foreign and other tax laws.

Cash in Lieu of Fractional Shares.    A holder of North Star common stock who receives cash in lieu of a fractional share of Marshall & Ilsley common stock generally will be treated as having received such fractional share in the merger and then as having received cash in redemption of such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the portion of the holder’s aggregate tax basis in the shares of North Star common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-term capital gain or loss if the holding period for such shares of North Star common stock is more than one year at the effective time of the merger.

Backup Withholding.    Non-corporate holders of North Star common stock may be subject to backup withholding on cash payments received. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number and certifies, under penalties of perjury, that it is not subject to backup withholding on a Form W-9, and otherwise complies with applicable requirements of the backup withholding rules, or is a corporation or otherwise exempt from backup withholding and, when required, demonstrates this fact.

A stockholder who fails to provide the correct taxpayer identification number on a Form W-9 may be subject to penalties imposed by the IRS. Marshall & Ilsley will provide a Form W-9 to each North Star stockholder after the effective time of the merger. Any amount withheld under these rules will be creditable against the stockholder’s federal income tax liability.

Reporting Requirements.    Each North Star stockholder will be required to attach a statement to its tax return for the taxable year in which the merger is completed that contains the information set forth in Section 1.368-3(b) of the U.S. Treasury regulations. The statement must include the stockholder’s tax basis in the North Star common stock surrendered and a description of the Marshall & Ilsley common stock and any cash received in the merger.

Closing Condition Tax Opinion.    Consummation of the merger is conditioned upon the receipt of closing tax opinion from Godfrey & Kahn, S.C., that, for federal income tax purposes, the merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In addition, Godfrey & Kahn, S.C. will opine that Marshall & Ilsley, M&I Merger Corp., M&I Merger Sub, LLC and North Star will each be a party to that reorganization.

The closing tax opinion will be based on factors, assumptions and representations set forth in the closing tax opinion, including representations contained in certificates of officers of North Star and Marshall & Ilsley. All of the factors, assumptions and representations must be true and accurate in all respects as of the effective date of the registration statement and must continue to be true and accurate in all respects as of the effective time of the merger. If any of those factors, assumptions and representations are inaccurate, incomplete or untrue or any of the covenants are breached, the conclusions contained in the opinions stated herein could be affected. An opinion of counsel represents only such counsel’s best legal judgment on the matters addressed in the opinion, and has no binding effect on the IRS or any court, and no assurance can be given that contrary positions may not be taken by the IRS or a court considering the issues. Neither North Star nor Marshall & Ilsley has requested or will request a ruling from the IRS with regard to any of the federal income tax consequences of the merger.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or foreign, state or local tax consequences of the merger. Accordingly, we urge you to consult your own tax advisor as to the specific tax consequences to you of the merger, including the application of federal, state, local, foreign and other tax laws.

Regulatory Approvals

The merger is subject to approval by the Federal Reserve Board under the Bank Holding Company Act of 1956, as amended. Marshall & Ilsley is not required to obtain regulatory approval from the Federal Reserve Board before completing the merger. However, it must file a notice with the Board of Governors of the Federal Reserve System describing the activities conducted by North Star.

Approvals or notices are required from or to the Division of Banking of the Illinois Department of Financial and Professional Regulation, as well as the New York Stock Exchange and other self-regulatory organizations and may be required from or to certain other regulatory agencies. Marshall & Ilsley submitted an application to the Illinois Department of Financial and Professional Regulation on February 13, 2007 for approval of the merger.

The merger cannot proceed in the absence of the requisite regulatory approvals. We do not know if or when all of these regulatory approvals will be obtained. Also, these approvals may contain a condition, restriction or requirement that causes these approvals to fail to satisfy the conditions for the merger.

Accounting Treatment

Marshall & Ilsley will account for the merger for accounting and financial reporting purposes as a “purchase,” as that term is used under GAAP. Under purchase accounting, the assets and liabilities of North Star as of the effective time will be recorded at their fair values and added to those of Marshall & Ilsley. Any excess of the value of Marshall & Ilsley common stock issued and cash paid for North Star common stock over the fair value of North Star’s tangible and identifiable intangible net assets will be recorded as goodwill. Financial statements of Marshall & Ilsley issued after the effective time of the merger will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of North Star.

Goodwill and certain intangible assets are not amortized. Instead, these assets are reviewed for impairment annually with any related losses recognized in earnings when incurred.

Resales of Marshall & Ilsley Common Stock

The shares of Marshall & Ilsley common stock to be issued in the merger will be freely transferable under the Securities Act of 1933, as amended. However, this will not be the case for shares issued to any stockholder who may be deemed to be an “affiliate” of North Star for purposes of Rule 145 under the Securities Act as of the date of the special meeting. “Affiliates” generally include directors, certain executive officers, and beneficial owners of ten percent or more of any class of capital stock. These affiliates may not sell their shares of Marshall & Ilsley common stock acquired in the merger except pursuant to an effective registration statement under the securities laws or an applicable exemption from the registration requirements of the securities laws.

This information statement/prospectus does not cover resales of Marshall & Ilsley common stock received by any person who may be deemed to be an affiliate of North Star. North Star has agreed in the merger agreement to use its reasonable efforts to cause each person who may be deemed to be an affiliate of North Star to execute and deliver to Marshall & Ilsley an affiliate agreement. As provided for in these agreements, North Star’s affiliates will agree not to offer to sell, transfer or otherwise dispose of any of the shares of Marshall & Ilsley common stock distributed to them pursuant to the merger except in compliance with Rule 145, or in a transaction that is otherwise exempt from the registration requirements of, or in an offering which is registered under, the Securities Act. Marshall & Ilsley may place restrictive legends on certificates representing Marshall & Ilsley common stock issued to all persons who are deemed to be affiliates of North Star under Rule 145.

Appraisal Rights

Under Section 262 of the Delaware General Corporation Law (the “Delaware Corporate Law”), any holder of North Star common stock who does not wish to accept the merger consideration may dissent from the step one merger and elect to exercise appraisal rights. A stockholder who exercises appraisal rights may ask the Delaware Court of Chancery to determine the fair value of his or her shares (exclusive of any element of value arising from the accomplishment or expectation of the step one merger), and receive payment of fair value in cash, together with a fair rate of interest, if any, provided that the stockholder complies with the provisions of Section 262 of the Delaware Corporate Law.

The following discussion is a summary of the law pertaining to appraisal rights under the Delaware Corporate Law. The full text of Section 262 of the Delaware Corporate Law is attached to this information statement/prospectus as Appendix C. All references in Section 262 of the Delaware Corporate Law to a “stockholder” and in this summary to a “stockholder” are to the record holder of the shares of North Star common stock who asserts appraisal rights.

Section 262(d)(2) of the Delaware Corporate Law requires that, if a merger was approved by stockholder consent under Section 228 of the Delaware Corporate Law, as opposed to a stockholder vote at a meeting, stockholders entitled to appraisal rights will be notified either before the effective time of the merger or within 10 days thereafter of the approval of the merger, and that appraisal rights are available for any or all shares of stock held by such stockholder. A copy of Section 262 of the Delaware Corporate Law must be included with such notice. As approval of the merger agreement by North Star stockholders is being obtained by consent, this information statement/prospectus constitutes North Star’s notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262 of the Delaware Corporate Law. The applicable statutory provisions are attached to this information statement/prospectus as Appendix C. This summary of appraisal rights is not a complete summary of the law pertaining to appraisal rights under the Delaware Corporate Law and is qualified in its entirety by the text of Section 262 of the Delaware Corporate Law attached as Appendix C. Any holder of North Star common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Appendix C carefully. Failure to comply with the procedures of Section 262 of the Delaware Corporate Law, in a timely and proper manner, will result in the loss of appraisal rights. If you lose your appraisal rights, you will be entitled to receive the merger consideration described in the merger agreement.

Stockholders wishing to exercise the right to dissent from the step one merger and seek an appraisal of their shares must do all of the following:

•

The stockholder must deliver to North Star a written demand for appraisal of his/her shares within 20 days after the date of mailing of this notice. Failing to consent to the merger itself does not constitute a demand for appraisal under Section 262(d)(2) of the Delaware Corporate Law.

•

The stockholder must not have consented to the merger agreement and the transactions contemplated thereby. A written consent to the merger will constitute a waiver of such stockholder’s appraisal rights in respect of the shares so voted and will nullify any written demands for appraisal.

•

The stockholder must continuously hold the shares from the date of making the demand through the effective time of the step one merger. A stockholder will lose appraisal rights if the stockholder transfers the shares before the effective time of the step one merger.

•

The stockholder must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares within 120 days after the effective time of the step one merger. The surviving company is under no obligation, and has no intention, to file any such petition.

Only a holder of record of shares of North Star common stock issued and outstanding immediately prior to the effective time of the step one merger may assert appraisal rights for the shares of stock registered in that holder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the stock certificates. The demand must reasonably inform North Star of the identity of the stockholder and that the stockholder intends to demand appraisal of his or her common stock. Stockholders who hold their shares in brokerage accounts or other nominee forms, and who wish to exercise appraisal rights, should consult with their brokers to determine the appropriate procedures for the nominee holder to make a demand for appraisal of those shares. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow properly and in a timely manner the steps necessary to perfect appraisal rights.

A stockholder who elects to exercise appraisal rights under Section 262 of the Delaware Corporate Law should mail or deliver a written demand to North Star Financial Corporation, 500 West Madison, Suite 3150, Chicago, Illinois 60661.

A second notice regarding the effective date of the merger will be sent either (i) by Marshall & Ilsley or North Star before the effective date of the merger notifying North Star stockholders entitled to appraisal rights of the effective date of the merger or (ii) by North Star to all such holders on or within 10 days of the effective date of the merger. However, if such second notice is sent more than 20 days following the sending of the first notice, such second notice will only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the Delaware Corporate Law.

Within 120 days after the effective time of the step one merger, but not later, either the surviving company or any dissenting stockholder who has complied with the requirements of Section 262 of the Delaware Corporate Law may file a petition in the Delaware Court of Chancery demanding a determination of the value of the shares of North Star common stock held by all dissenting stockholders. The surviving company is under no obligation, and has no intention, to file any such petition. Stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the Delaware Corporate Law.

Within 120 days after the effective time of the step one merger, any stockholder who has complied with the provisions of Section 262 of the Delaware Corporate Law to that point in time may receive from the surviving company, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the merger agreement and with respect to which North Star has received demands for appraisal, and the aggregate number of holders of those shares. The surviving company must mail this statement to the stockholder within 10 days of receipt of the request.

If any party files a petition for appraisal in a timely manner, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the court for notation of the pendency of the appraisal proceedings and any stockholder who fails to comply with such direction may be dismissed from such proceedings. If the stockholder fails to comply with the court’s direction, the court may dismiss the proceeding as to such stockholder. The Delaware Court of Chancery will thereafter determine the fair value of the shares of North Star common stock held by dissenting stockholders, exclusive of any element of value arising from the accomplishment or expectation of the step one merger, but together with a fair rate of interest, if any, to be paid on the amount determined to be fair value.

In determining the fair value, the Delaware Court of Chancery will take into account all relevant factors. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, in cases of unfair dealing, may or may not be a dissenter’s exclusive remedy. The Delaware Court of Chancery may determine the fair value to be more than, less than or equal to the consideration that the dissenting stockholder would otherwise receive under the merger agreement. If no party files a petition for appraisal in a timely manner, then stockholders will lose the right to an appraisal, and will instead receive the merger consideration described in the merger agreement.

The Delaware Court of Chancery will determine the costs of the appraisal proceeding and will allocate those costs to the parties as the Delaware Court of Chancery determines to be equitable under the circumstances. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Stockholders should be aware that the fair value of their shares as determined under Section 262 of the Delaware Corporate Law could be greater than, the same as, or less than the merger consideration. A fairness opinion of an investment banking firm does not in any manner address fair value under Section 262 of the Delaware Corporate Law.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the Delaware Corporate Law may not, after the effective time of the step one merger, vote the shares subject to the demand for any purpose or receive any dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the step one merger).

Any stockholder may withdraw a demand for appraisal and accept the merger consideration by delivering to the surviving company a written withdrawal of the demand for appraisal, except that (1) any attempt to withdraw made more than 60 days after the effective time of the step one merger will require written approval of the surviving company, and (2) no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and may be conditioned on such terms as the Delaware Court of Chancery deems just. If the stockholder fails to perfect, successfully withdraws or loses the appraisal right, the stockholder’s shares will be converted into the right to receive the merger consideration.

Failure to follow the steps required by Section 262 of the Delaware Corporate Law for perfecting appraisal rights may result in the loss of appraisal rights in which event you will be entitled to receive the consideration with respect to your dissenting shares in accordance with the merger agreement. In view of the complexity of the provisions of Section 262 of the Delaware Corporate Law, if you are a North Star stockholder and are considering exercising your appraisal rights under the Delaware Corporate Law, you should consult your own legal advisor.

TERMS OF THE MERGER AGREEMENT

The following is a summary of various provisions of the merger agreement. When we use the term merger agreement in this document, we are referring collectively to the agreement and plan of merger and reorganization and amendments thereto, copies of which are included in this document as Appendix A. The merger agreement is incorporated by reference into this document. This summary is qualified in its entirety by reference to the full text of the merger agreement. You are encouraged to read the merger agreement carefully and in its entirety because it, and not this summary, is the legal document that governs the merger.

The text of the merger agreement has been included to provide you with information regarding its terms. The terms of the merger agreement (such as the representations and warranties) are intended to govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. The merger agreement contains representations and warranties that Marshall & Ilsley and North Star made to each other. These representations and warranties were made as of specific dates, and the assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Marshall & Ilsley and North Star have exchanged in connection with the signing of the merger agreement. While neither Marshall & Ilsley nor North Star believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the merger agreement. Accordingly, the merger agreement is included with this information statement/prospectus only to provide North Star stockholders with information regarding the terms of the merger agreement, and you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules may contain information that has been included in Marshall & Ilsley’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in each of Marshall & Ilsley’s and North Star’s public disclosures. The merger agreement should not be read alone, but should instead be read in conjunction with the other information regarding the companies and the merger that is contained in, or incorporated by reference into, this information statement/prospectus.

Representations and Warranties

The merger agreement contains representations and warranties of North Star and Marshall & Ilsley to each other as to, among other things:

•	the corporate organization and existence of the parties and their respective subsidiaries;

•	the capitalization of each party;

•	the authority of each party to enter into the merger agreement and make it valid and binding;

•	no conflict between the merger agreement and:

•	the articles of incorporation and by-laws of each party, or

•	applicable law and orders; or

•	other agreements, instruments and obligations;

•	required governmental and regulatory consents;

•	compliance with applicable laws and contracts;

•

the validity of each party’s franchises, grants, clearances, exemptions, waivers, authorizations, licenses, permits, easements, charters, consents, approvals and orders necessary to own, lease and operate its properties and to carry on its business, including authorizations from (1) the FDIC, (2) the Federal Reserve Board, (3) the Division of Banking of the Illinois Department of Financial and Professional

Regulation in the case of North Star and (4) the Wisconsin Department of Financial Institutions, the Office of Thrift Supervision and the Office of Comptroller of the Currency in the case of Marshall & Ilsley;

•	the completeness and accuracy of each party’s financial statements and filings with the SEC and/or bank regulatory agencies as applicable;

•	the availability of any amendments to SEC filings and related documents that have not yet been filed in the case of Marshall & Ilsley;

•	compliance with the applicable provisions of Sarbanes-Oxley and the rules and regulations of the NYSE in the case of Marshall & Ilsley;

•	the establishment and maintenance of a system of “internal control over financial reporting”;

•

the fact that there are no outstanding loans made to any of its executive officers or directors, other than loans that are subject to Regulation O under the Federal Reserve Act in the case of Marshall & Ilsley or have been previously disclosed to Marshall & Ilsley in the case of North Star;

•

the fact that except for the liabilities reflected on the balance sheets, the liabilities incurred in the ordinary course of business, and the liabilities previously disclosed to Marshall & Ilsley in the case of North Star, neither party has incurred any liability that is required to be disclosed on a balance sheet or that would have a material adverse effect on either party;

•

the fact that neither party has been requested by its independent registered public accounting firm or by the staff of the SEC in the case of Marshall & Ilsley to restate any of its reports or to modify its accounting in the future in a manner that would have a material adverse effect on either party;

•

the fact that since January 1, 2006 neither party, nor any of its subsidiaries, directors, officers, employees, auditors, accountants or representatives, is aware of or has received any complaint, allegation, assertion, or claim, that such party has engaged in questionable accounting or auditing practices;

•

the absence of changes in each party’s business since December 31, 2005, with respect to North Star, and September 30, 2006, with respect to Marshall & Ilsley, which would have a material adverse effect on the party making the representation;

•	the absence of any undisclosed legal proceedings, orders and injunctions;

•	compliance with the Bank Secrecy Act, USA PATRIOT Act, Gramm-Leach-Bliley Act and the anti-money laundering laws;

•	the completeness and accuracy of the registration statement, of which this information statement/prospectus is a part;

•	employee benefit plans, employment contracts and related matters;

•	title to that party’s property;

•	broker’s fees; and

•	the tax treatment of the merger.

The merger agreement contains additional representations and warranties of North Star to Marshall & Ilsley as to, among other things:

•	the completeness and accuracy of North Star’s financial statements;

•	the absence of environmental liabilities which would have a material adverse effect on North Star;

•	the absence of material restrictions on North Star’s business;

•	the filing and accuracy of North Star’s tax returns;

•	material policies of insurance and the absence of any liability for unpaid premiums or premium adjustments not properly reflected on North Star’s financial statements;

•	the clients for which North Star provides services as a trustee, custodian, investment manager, paying agent or record keeper;

•	the approval by North Star’s Board of directors of the merger agreement and the recommendation of the board to North Star’s stockholders that they adopt and approve the merger agreement;

•	the compliance with applicable laws relating to employment and employment practices;

•	the entry into, and the ability to terminate, material contracts; and

•	the stockholder vote required to approve the merger.

Conduct of Business Pending the Merger

North Star has agreed, except as (a) permitted by the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by Marshall & Ilsley, that it will, and it will cause each of its subsidiaries, to:

•	use reasonable efforts to operate its business only in the usual, regular and ordinary course consistent with past practices;

•

use reasonable efforts to preserve intact its business organization and assets, maintain its rights and franchises, retain the services of its officers and key employees and maintain its relationships with customers;

•	use reasonable efforts to maintain and keep its properties in as good repair and condition as at present, ordinary wear and tear excepted;

•	use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it;

•

perform in all material respects all obligations required to be performed by it under all material contracts, leases, and other documents relating to or affecting its assets, properties, and business and cooperate with M&I in obtaining landlord consents, estoppels, title insurance or endorsements and title affidavits;

•	purchase and sell securities in accordance with past practices and the merger agreement;

•

suspend all redemptions, repurchases or other acquisitions of any shares of its capital stock, other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital or other equity interests, or any options, warrants, conversion or other rights to acquire shares of its capital stock, other equity interests or any such securities or obligations pursuant to any and all share repurchase programs of North Star or its subsidiaries;

•	use reasonable efforts to comply with and perform in all material respects all obligations and duties imposed upon it by all applicable laws;

•	not take any action or fail to take any action which, individually or in the aggregate, would reasonably be expected to have a material adverse effect on it and its subsidiaries; and

•	pay all fees and expenses related to the transactions contemplated by the merger agreement at the closing.

North Star has also agreed:

•

to update the disclosure statement provided to Marshall & Ilsley on a regular basis to reflect any matters that have occurred from and after the date of the merger agreement as set forth in the merger agreement;

•

to give prompt written notice to Marshall & Ilsley if North Star becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach of any of its representations or agreements and to use its reasonable best efforts to prevent or promptly remedy the same;

•

within thirty (30) days of the merger agreement, to deliver to Marshall & Ilsley a letter identifying all the affiliates, including all directors and executive officers of North Star, pursuant to Rule 145 of the Securities Act and advise them of the resale restrictions imposed by securities laws;

•	from time to time prior to the effective time of the merger, to deliver to Marshall & Ilsley certain information regarding North Star’s stockholders;

•	deliver to Marshall & Ilsley “comfort” letters of Wolf & Company LLP;

•	that the confidentiality agreement signed in connection with the merger will remain in full force and effect, be binding upon North Star and survive termination of the merger agreement; and

•	that its board of directors, which approved the merger on January 23, 2007, will recommend to its stockholders to vote in favor of and to adopt and approve the merger and the merger agreement.

Except as (a) permitted by or provided in the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by Marshall & Ilsley, North Star has further agreed that it and its subsidiaries will not, among other things:

•

grant any increase in compensation or grant any bonuses to its employees as a class, or to its officers or directors (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), except for such increases in compensation and/or bonuses granted in the ordinary course of business and in a manner consistent with North Star’s past practices;

•	effect any change in retirement benefits to any class of employees or officers that would increase its retirement benefit liabilities unless required by applicable law;

•	adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan;

•	enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers;

•	declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock;

•

except as otherwise provided in the merger agreement, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations;

•	merge with or into any other corporation, permit any other corporation to merge into it or consolidate with any other corporation, or effect any reorganization or recapitalization;

•	purchase or otherwise acquire any assets or stock of any corporation, bank or other business;

•	liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice;

•

split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•

issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) or any rights, warrants or options to acquire, any such shares;

•	propose or adopt any amendments to the corporate charter or bylaws in any way materially adverse to Marshall & Ilsley;

•	purchase any shares of Marshall & Ilsley common stock except in their fiduciary capacities for the account of customers;

•

change any of its methods of accounting in effect at December 31, 2005, or change any of its methods of reporting income or deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns for the taxable year ending December 31, 2005, except as may be required by law or GAAP;

•	change any trust investment, liability management or other material policies concerning the business or operations of North Star or its subsidiaries in any material respect;

•	organize any new subsidiaries or enter into any new line of business whether or not permissible under applicable Federal or state law, or make any material changes in its operations;

•

incur or assume any material obligation or liability, including without limitation any obligation for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument and whether or not being incurred to reduce other existing liabilities, or make any loan or investment (excluding U.S. Treasury Securities and municipal loans) in an amount greater than $100,000 per investment;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person or entity;

•

mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon, except for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practices and in amounts not material to North Star or its subsidiaries and as may be required under existing agreements to which North Star or its subsidiaries is a party;

•	acquire assets (including equipment) or securities in excess of $25,000 in the aggregate;

•	enter into any other contract or agreement involving annual payments by North Star or its subsidiaries or the other party or parties thereto in excess of $25,000;

•	pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $25,000 individually;

•

settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000 or in any manner which would restrict in any material respect the operations or business of North Star or its subsidiaries;

•	purchase any new financial product or instrument which involves entering into a contract with a term of six (6) months or longer; or

•	agree in writing or otherwise to do any of the foregoing.

Except as (a) permitted by the merger agreement, (b) disclosed prior to the signing of the merger agreement, (c) required by law or a governmental authority or (d) consented to in writing by North Star, Marshall & Ilsley has agreed that it will, and it will cause each of its subsidiaries to:

•

maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as used in the Marshall & Ilsley’s financial statements applied on a consistent basis;

•

conduct its business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not, and insofar as can reasonably be foreseen, in the future will not, have a material adverse effect on Marshall & Ilsley or its subsidiaries taken as a whole; and

•

will, to the best of its ability and in all material respects, comply with applicable Blue Sky Laws and regulations, the Securities Act, the regulations of the NYSE and the Exchange Act, and remain qualified under the Exchange Act and the rules and regulations thereunder and cause its shares to qualify for listing on the NYSE.

Marshall & Ilsley has also agreed:

•	to cause the shares to be issued in the merger to be approved for listing on the NYSE prior to the effective time;

•

to give prompt written notice to North Star if Marshall & Ilsley becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach of any of its representations or agreements and to use its reasonable efforts to prevent or promptly remedy the same;

•	that the confidentiality agreement signed in connection with the merger will remain in full force and effect, be binding upon Marshall & Ilsley and survive termination of the merger agreement;

•

to use its best efforts to make available to North Star and its employees substantially all of the benefit plans which are available to the employees of Marshall & Ilsley and its subsidiaries, including compensation and bonus programs, pension, 401(k), medical, dental, disability, life insurance, and accidental death and dismemberment;

•	to use reasonable commercial efforts to cause the merger to qualify as a reorganization under Section 368(a) of the Code;

•

furnish promptly to North Star a copy of each Marshall & Ilsley SEC Report filed by it or received by it (to the extent permitted by law) after the date of the merger agreement and prior to the effective time pursuant to the requirements of Federal or state securities laws, the BHCA, any other Federal or state banking laws or any other applicable laws promptly after such documents are available, and all other information concerning the business, properties and personnel of Marshall & Ilsley or its subsidiaries as North Star may reasonably request; and

•

use reasonable commercial efforts to cause the Registration Statement to be declared effective by the SEC under the Securities Act and to obtain all other Federal and state securities permits and other authorizations necessary to issue Marshall & Ilsley common stock in exchange for the North Star common stock and to consummate the merger.

Except as contemplated by the merger agreement or as disclosed prior to the signing of the merger agreement, Marshall & Ilsley has further agreed that, without the prior written consent of North Star, it and its subsidiaries will not amend or propose to amend its articles of incorporation or by-laws in a manner that would adversely affect the terms of its common stock or its ability to consummate the merger.

No Solicitation of Transactions

North Star has agreed that it and its subsidiaries will not initiate, solicit or encourage, including by way of furnishing information or assistance, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any “competing transaction” (as such term is defined below). North Star has also agreed not to negotiate with any person in furtherance of such inquiries or to obtain a “competing transaction,” or agree to or endorse any “competing transaction,” or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its subsidiaries to take any such action. North Star has agreed to promptly notify Marshall & Ilsley orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters.

However, under the merger agreement, North Star or its board of directors is permitted to furnish, or allow any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to furnish, information to any party that requests information as to North Star and its subsidiaries or taking any other action if, after consultation with independent legal counsel, North Star’s board of directors determines in good faith that such action is required for North Star’s Board of Directors to comply with its fiduciary duties to stockholders imposed by law.

For purposes of the above discussion, “competing transaction” shall mean any of the following involving North Star or its subsidiaries:

•	any merger, consolidation, share exchange, business combination, or other similar transactions;

•

any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent or more of its assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice;

•

any sale of ten percent or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock);

•	any tender offer or exchange offer for ten percent or more of outstanding shares of capital stock;

•	any solicitation of proxies in opposition to approval by North Star’s stockholders of the Mergers;

•

any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, ten percent or more of the then outstanding shares of capital stock of North Star or any of its Subsidiaries; or

•	any public announcement of a proposal, plan or intention to do any of the foregoing.

Additional Agreements

Marshall & Ilsley and North Star have further agreed, among other things, to:

•

give prompt notice to each other of the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would be likely to cause any of their respective representations or warranties to be untrue or inaccurate; and to give prompt notice of any failure to comply with or satisfy any of their respective covenants, conditions or agreements under the merger agreement; and

•	consult with each other before issuing any press release or making any public statements except as may be required by law, including disclosures required under Federal securities laws.

North Star has further agreed to use all reasonable best efforts to assist Marshall & Ilsley in retaining North Star’s and its subsidiaries’ customers for the surviving corporation and to terminate North Star’s existing employee stock ownership plan.

Marshall & Ilsley has further agreed to:

•

succeed to North Star’s obligations with respect to indemnification or exculpation existing in favor of the directors, officers, employees and agents of North Star and its subsidiaries as provided in North Star’s certificate of incorporation, by-laws, indemnification agreements or otherwise with respect to matters occurring prior to the effective time of the merger;

•

North Star’s obtaining of an insurance policy for directors’ and officers’ liabilities for all directors and officers of North Star as of January 12, 2007 covered by the existing policy in effect on January 12, 2007 with respect to events occurring prior to the effective time of the merger for a period of three years after the effective time of the merger, provided that the cost of maintaining such insurance does not exceed 150% of the annual premium in effect on January 12, 2007 and that Marshall & Ilsley has the opportunity to purchase a substitute policy on terms not materially less favorable to such directors and officers; and

•

provide the greater of standard severance arrangements available to Marshall & Ilsley employees or ninety days’ base compensation to any North Star employee who is terminated within one year of the closing of the merger.

Conditions to Completion of the Merger

Marshall & Ilsley’s and North Star’s obligations to complete the merger are subject to the satisfaction or written waiver, where permissible, of a number of conditions including, among others, the following:

•

the Marshall & Ilsley common stock that is to be issued in the merger must be approved for listing on the NYSE and the registration statement filed with the SEC concurrently with this document must be effective;

•

the merger agreement must be approved by the North Star Board of Directors, which approved the merger agreement and merger on January 23, 2007, and the holders of a majority of shares of common stock of North Star entitled to vote thereon;

•

the approval of the Illinois Department of Financial and Professional Regulation must have been obtained without any condition that would have a material adverse effect on Marshall & Ilsley, all conditions to such approvals must have been satisfied, all waiting periods relating to the approvals must have expired and documents required to be filed with any state agency or recorded at the county level in connection with such approval must have been filed or recorded;

•

no governmental authority may have enacted, issued, promulgated, enforced or entered any law or order which is in effect preventing or prohibiting consummation of the transactions contemplated by the merger agreement or restricting the consummation of the transactions contemplated by the merger agreement in a manner that would have a material adverse effect on Marshall & Ilsley or North Star;

•	the representations and warranties of each party contained in the merger agreement must be true and correct in all material respects;

•	each party must have performed or complied in all material respects with all of its agreements and covenants in the merger agreement;

•

Marshall & Ilsley must have received, each in a form reasonably acceptable to it, a non-competition agreement executed by each of the non-employee directors, bank directors, executive officers and other key management employees of North Star and its subsidiaries identified in the merger agreement;

•

Marshall & Ilsley must have received an agreement pursuant to which North Star Investment Services, Inc. agrees to change its name so as not to be similar to or cause confusion with North Star Financial, LLC, the surviving entity of the merger, and not to compete with North Star Financial, LLC;

•

each party must continue to possess all necessary approvals and all required consents, approvals and authorizations must be obtained and all required filings and notifications must be made by the parties;

•	no challenge to the merger or the right of Marshall & Ilsley to own or operate the business of North Star may be pending;

•

the parties must have received legal opinions relating to the merger and, in the case of Marshall & Ilsley, a tax opinion stating that the merger will be treated as a tax-free reorganization under federal tax laws;

•	employment agreements, satisfactory to Marshall & Ilsley, with Messrs. Edwards, Griffith, Hommel, Skowronski and Zubeck shall have been entered into and be in full force and effect;

•	Marshall & Ilsley must have received comfort letters from Wolf & Company LLP;

•	Marshall & Ilsley must have received a signed affiliate agreement from each person identified as such;

•

there must not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the merger, by any governmental authority which imposes any condition or restriction upon Marshall & Ilsley or North Star or their respective subsidiaries (or the surviving corporation or its subsidiaries), which would materially and adversely affect the economic or business benefits of the transactions contemplated by the merger agreement in such a manner as to render inadvisable the consummation of the merger; and

•	since January 12, 2007, the date of the merger agreement, there must not have been any material adverse effect on such party and its subsidiaries, taken as a whole.

We cannot assure you that the required regulatory approvals necessary to consummate the merger will be obtained, when they will be obtained, or whether all of the other conditions to the merger will be satisfied or waived by the party permitted to do so. As discussed below, if the merger is not completed on or before May 31, 2007, either Marshall & Ilsley or North Star may terminate the merger agreement, unless the failure to effect the merger by such date is due to the failure of the party seeking to terminate the merger agreement to comply with its obligations under the merger agreement.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the stockholders of North Star, in any of the following ways:

•	by mutual written consent of North Star and Marshall & Ilsley;

•

by either North Star or Marshall & Ilsley, if the merger is not completed on or before May 31, 2007, unless the failure of the closing to occur by this date is due to a breach of the merger agreement by the party seeking to terminate the merger agreement;

•	by either North Star or Marshall & Ilsley, if a governmental authority has issued a non-appealable final order or taken some other action restraining, enjoining or otherwise prohibiting the merger;

•

by either North Star or Marshall & Ilsley, if North Star stockholders hold a meeting and the approval of the stockholders of North Star required for completion of the merger has not been obtained, provided that North Star may not terminate the merger agreement under this provision if the failure to obtain stockholder approval is caused by a breach of the merger agreement by North Star;

•

by either North Star or Marshall & Ilsley, if there has been a material breach of any of the representations, warranties, covenants or agreements of the other party to the merger agreement, which breach is not cured within ten days following written notice to the party committing the breach and which breach would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations, warranties and covenants described under “—Conditions to Completion of the Merger”;

•

by Marshall & Ilsley, if the North Star board of directors withdraws, amends or modifies in any manner adverse to Marshall & Ilsley, its approval or recommendation of the merger agreement or the merger, or that its stockholders approve the merger agreement and the merger or fails to include its recommendation in this information statement/prospectus;

•

by North Star if, prior to the vote of its stockholders, North Star has entered into a definitive agreement with respect to a competing transaction (as defined in the merger agreement) with a third party;

•

by either North Star or Marshall & Ilsley, if any of the conditions to the obligations of the party to complete the merger have not been satisfied or waived by such party at closing or the party reasonably determines that the timely satisfaction of any condition has become impossible or if there has been a material adverse effect on the other party; and

•	by Marshall & Ilsley if North Star has not terminated its stock appreciation rights plan in accordance with the merger agreement.

Any termination of the merger agreement will be effective immediately upon the delivery of written notice by the terminating party to the other party.

Stockholder Voting Agreement

In order to induce Marshall & Ilsley to enter into the merger agreement, certain stockholders, directors and executive officers of North Star who own, in the aggregate, approximately 60 percent of the outstanding shares of North Star common stock as of the record date, have each agreed that at any meeting of the stockholders of North Star or in connection with any written consent of the stockholders of North Star, such stockholder will vote all shares of North Star common stock held of record or beneficially owned by such stockholder (to the extent the stockholder has the right to vote or direct the voting of such shares):

•	in favor of the merger agreement and the merger; and

•

against any proposal relating to an acquisition proposal and against any action or agreement that would impede, frustrate, prevent or nullify the stockholder voting agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of North Star under the merger agreement or which would result in any of the conditions to the parties’ obligations to effect the merger described in the merger agreement not being fulfilled.

Each stockholder who is a party to a stockholder voting agreement has agreed that, except as provided by the merger agreement and the stockholder voting agreement, such stockholder will not:

•

offer to transfer, transfer or consent to transfer of any or all shares of North Star common stock beneficially owned by such stockholder or any interest therein without the prior written consent of Marshall & Ilsley;

•

enter into any contract, option or other agreement or understanding with respect to any transfer of any or all shares of North Star common stock beneficially owned by such stockholder or any interest therein;

•

grant any proxy, power-of-attorney or other authorization or consent with respect to any or all shares of North Star common stock beneficially owned by such stockholder, except to vote such shares in accordance with the stockholder voting agreement;

•	deposit into a voting trust or enter into a voting agreement or arrangement with respect to any or all shares of North Star common stock beneficially owned by such stockholder; or

•

take any other action that would cause any representation or warranty made under the stockholder voting agreement to become untrue or incorrect or in any way restrict, limit or interfere with the performance of such stockholder’s obligations or transactions contemplated by the stockholder voting agreement and the merger agreement.

Except to the extent a stockholder, or any officer or affiliate of a stockholder, is a director of North Star and is acting solely in such capacity or is exercising his or her fiduciary duties as a North Star director (to the extent permitted in the merger agreement), each stockholder who is a party to a stockholder voting agreement has agreed that such stockholder shall not encourage, solicit, initiate or participate in any way in any discussions or negotiations with, or provide information to or otherwise take any action to assist or facilitate, any person concerning any competing transaction. Each stockholder has agreed to cease any such existing activities and to immediately communicate to Marshall & Ilsley the terms of any acquisition proposal and the identity of the person making such an acquisition proposal or inquiry.

Each stockholder who is a party to a stockholder voting agreement has waived any rights to exercise appraisal and dissenters’ rights.

Each stockholder who is a party to a stockholder voting agreement has agreed to take all actions necessary to consummate and make effective the transactions contemplated by the stockholder voting agreement and the merger agreement.

The stockholder voting agreement with respect to each stockholder will terminate upon the earliest of:

•	the effective time of the merger; or

•	the termination of the merger agreement.

MARSHALL & ILSLEY CORPORATION

Description of Business

Marshall & Ilsley Corporation, incorporated in Wisconsin in 1959, is a registered bank holding company under the Bank Holding Company Act of 1956 and a financial holding company under the Gramm-Leach-Bliley Act. As of December 31, 2006, Marshall & Ilsley had consolidated total assets of approximately $56.2 billion and consolidated total deposits of approximately $34.1 billion, making Marshall & Ilsley the largest bank holding company headquartered in Wisconsin.

Marshall & Ilsley’s principal assets are the stock of its bank and non-bank subsidiaries, which, as of February 1, 2007, included Metavante, five bank, federal savings bank and trust company subsidiaries and a number of companies engaged in businesses that the Federal Reserve Board has determined to be closely-related or incidental to the business of banking. Marshall & Ilsley provides its subsidiaries with financial and managerial assistance in such areas as budgeting, tax planning, compliance assistance, asset and liability management, investment administration and portfolio planning, business development, advertising and human resources management.

Generally, Marshall & Ilsley organizes its business segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Based on the way Marshall & Ilsley organizes its business, it has two reportable segments: Banking and Data Services (or Metavante). Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Data Services consists of providing data processing services, developing and selling software and providing consulting services to financial services companies, including our affiliates, as well as providing credit card merchant services. Marshall & Ilsley’s primary other business segments include Trust Services, Capital Markets Group, Brokerage and Insurance Services, and Commercial Leasing.

Marshall & Ilsley’s bank subsidiaries provide a full range of banking services to individuals, businesses and governments. These subsidiaries offer retail, institutional, business, international and correspondent banking and investment services through the operation of 194 banking offices in Wisconsin, 46 offices in Arizona, 17 offices in Kansas City and nearby communities, 17 offices on Florida’s west coast, 17 offices in metropolitan Minneapolis/St. Paul and one in Duluth, Minnesota, three offices in Tulsa, Oklahoma, and one office in Las Vegas, Nevada, as well as on the Internet. Marshall & Ilsley’s Southwest Bank subsidiary has 16 offices in the greater St. Louis area. Marshall & Ilsley’s bank subsidiaries hold a significant portion of their mortgage loan and investment portfolios indirectly through their ownership interests in direct and indirect subsidiaries. M&I Marshall & Ilsley Bank is Marshall & Ilsley’s largest bank subsidiary, with consolidated assets as of December 31, 2006 of approximately $48.0 billion.

In December 2006, Marshall & Ilsley announced the signing of a definitive agreement to acquire United Heritage headquartered in Orlando, Florida. United Heritage, with $751 million in assets as of December 31, 2006, has 13 branches in the metropolitan Orlando area. It is expected that the current United Heritage bank branches will become Marshall & Ilsley bank branches. Under the terms of the definitive agreement, United Heritage shareholders will receive 0.8740 of a share of Marshall & Ilsley common stock for each share of United Heritage common stock. Based on the price of Marshall & Ilsley’s common stock when the agreement was executed, the transaction value is estimated to be approximately $217 million. This transaction is expected to be completed in the second quarter of 2007, subject to regulatory approvals and other customary closing conditions. The holders of a majority of United Heritage’s outstanding shares approved the transaction on February 22, 2007.

Metavante is a major supplier of financial and data processing services and software to banking, financial services and related organizations. Metavante provides integrated products and services to financial services providers that enable them to initiate and process a broad range of financial transactions electronically, including through the Internet. Metavante’s integrated financial transaction processing, outsourcing, software and consulting products and services provide virtually all of the technology that a financial services provider needs to run its operations. Metavante has clients in the United States and abroad, including large banks, mid-tier and community banks, Internet banks and non-traditional financial services providers.

Marshall & Ilsley’s other non-bank subsidiaries operate a variety of bank-related businesses, including those providing investment management services, insurance services, trust services, equipment lease financing, commercial and residential mortgage banking, home equity financing, venture capital, brokerage services and financial advisory services.

As a registered bank holding company, Marshall & Ilsley is subject to regulation and examination by various state and federal governmental regulatory agencies.

Additional Information

Information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, recently announced acquisitions and other related matters concerning Marshall & Ilsley is included or incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 2006. Marshall & Ilsley’s Annual Report on Form 10-K is incorporated by reference into this document. North Star stockholders who would like a copy of this annual report or any document incorporated by reference into the report may contact Marshall & Ilsley at the address or telephone number provided under “Where You Can Find More Information” on page 67.

NORTH STAR FINANCIAL CORPORATION

Description of Business

North Star Financial Corporation was incorporated in Delaware on March 29, 2001, and was organized to become a holding company for the principal operating units of the North Star business, each of which became housed in a separate subsidiary of North Star through a reorganization that was completed on or around July 1, 2001. These subsidiaries were North Star Trust Company, which holds the personal trust services unit, and North Star Deferred Exchange Corp., the real estate services unit. A third unit, North Star Investment Advisors, LLC, was also brought under the holding company structure at this time, but was later dissolved because of ongoing losses.

Together, the North Star companies provide a variety of wealth management services, including personal, land and other trusts; Internal Revenue Code Section 1031 tax deferred exchanges for real and personal property; and Employee Stock Ownership Plan (“ESOP”) services, including consultative services relating to the transfer of small-business stock ownership. As of January 12, 2007, North Star and its subsidiaries had $1.6 billion in assets under administration.

North Star Trust Company operates as a private, independent trust company under Illinois law. It provides trust and estate administration services and benefit plan administration services.

North Star Deferred Exchange Corp. executes Section 1031 tax deferred exchanges, reverse tax deferred exchanges and build-to-suit exchanges as a qualified intermediary or as an exchange accommodation title holder. Deferred Exchange Corp. wholly owns North Star Realty Services, LLC and North Star Realty Investors, Inc. North Star Realty Services acts as the parking or warehousing intermediary for property involved in Section 1031 reverse tax deferred exchanges or build-to-suit exchanges. North Star Realty Investors is a licensed real estate broker in Illinois and receives commissions for the referral of Section 1031 clients to new real estate investments.

North Star’s revenues primarily come from fees for administering trusts and estates, benefit plans, and deferred exchanges. North Star’s principal expenses are general administrative and operating expenses.

North Star’s operations are influenced primarily by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies. Its costs of funds are influenced by interest rates on competing investments and general market rates of interest.

North Star’s business lines face competition from a variety of sources. Many large national, regional and local banks offer personal and land trust services similar to those offered by North Star. The real estate services unit faces competition from a number of companies that specialize in facilitating tax-free exchange transactions, some of which are part of much larger financial institutions with greater resources than North Star has. Recently, the real estate services unit has also faced pricing pressure from a large number of smaller firms entering this market. The ESOP and fiduciary services unit faces competition from other trust companies and independent practitioners offering similar services.

North Star’s management believes that the company has developed business strategies for each of its business lines that effectively deal with the realities in the markets in which such business lines operate. These strategies include aggressive pricing, development by North Star’s professionals of a national reputation for expertise and providing services to demographic segments of the market that are not being effectively served by North Star’s competition.

COMPARATIVE RIGHTS OF SHAREHOLDERS

The rights of North Star stockholders are currently governed by the Delaware General Corporation Law (the “Delaware Corporate Law”), North Star’s amended and restated certificate of incorporation and North Star’s bylaws. At the effective time of the merger, North Star stockholders will become Marshall & Ilsley shareholders and their rights will be determined by the Wisconsin Business Corporation Law (the “Wisconsin Corporate Law”), Marshall & Ilsley’s restated articles of incorporation and Marshall & Ilsley’s by-laws. The following is a summary of the material differences between the rights of North Star stockholders and the rights of Marshall & Ilsley shareholders. It is not a complete statement of the provisions affecting and the differences between the rights of North Star’s stockholders and those of Marshall & Ilsley’s shareholders. This summary is qualified in its entirety by reference to the Delaware Corporate Law, Wisconsin Corporate Law, North Star’s amended and restated certificate of incorporation and bylaws, and Marshall & Ilsley’s restated articles of incorporation and by-laws.

Authorized Capital Stock

North Star	Marshall & Ilsley

Authorized:

12,800,000 shares of common stock.

200,000 shares of Series A preferred stock.

1,000,000 shares of Series B preferred stock

Outstanding as of January 12, 2007:

5,999,209 shares of common stock.

200,000 shares of Series A preferred stock.

55,115 shares of Series B preferred stock.

Authorized:

700,000,000 shares of common stock.

5,000,000 shares of preferred stock, of which

2,000,000 shares are designated as Series A

Convertible Preferred Stock.

Outstanding as of January 31, 2007:

255,719,948 shares of common stock.

No shares of preferred stock.

Size of Board of Directors

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, the board of directors of a Delaware corporation must consist of one or more natural persons, with the number fixed by, or in the manner provided in, the certificate of incorporation or bylaws. North Star’s bylaws provide for the board of directors to consist of not less than two and not more than nine directors. There are currently 6 directors on North Star’s board.

Marshall & Ilsley’s articles of incorporation provide that the number of directors constituting the board of directors shall be fixed by a majority vote of the board of directors, but shall not be less than three. By resolution of Marshall & Ilsley’s board of directors, there are currently 18 members on Marshall & Ilsley’s board.

Cumulative Voting

Cumulative voting entitles each holder of shares of stock to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each holder of shares of stock may cast all of his or her votes for one nominee or distribute them among two or more nominees. The candidates, up to the number of directors to be elected, receiving the highest number of votes are elected.

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, cumulative voting in the election of directors is not mandatory, and for cumulative voting to be effective it must be expressly provided for in the certificate of incorporation. North Star’s certificate of incorporation does not provide for cumulative voting.

Under the Wisconsin Corporate Law, shareholders do not have the right to cumulate their votes for directors, unless the articles of incorporation provide for cumulative voting. Marshall & Ilsley’s articles of incorporation do not provide for cumulative voting.

Class of Directors

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, pursuant to a Delaware corporation’s certificate of incorporation, an initial bylaw or a bylaw adopted by the stockholders, a classified board of directors with staggered terms can be created. A maximum of three classes of directors is allowed with expiring terms in one-year intervals. There is no statutory requirement as to the number of directors in each class or that the number in each class be equal. North Star does not have a classified board of directors.

The Wisconsin Corporate Law provides that directors of a Wisconsin corporation may be divided into two or three classes if provided by the articles of incorporation. Marshall & Ilsley’s board of directors is divided into three classes and each director serves for a three-year term or until his or her successor is elected and qualified.

Marshall & Ilsley’s board of directors has adopted resolutions, subject to approval of a proposal by Marshall & Ilsley’s shareholders at its 2007 Annual Meeting of Shareholders to be held on April 24, 2007, to amend Marshall & Ilsley’s articles of incorporation to eliminate classification of the board. If the proposed amendment is approved by Marshall & Ilsley’s shareholders, following a transition period, all directors standing for election would be elected for one-year terms. If the proposed amendment is not approved by the shareholders, Marshall & Ilsley’s board will retain its current classified structure.

Qualifications of Directors

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, a director is not required to be a resident of Delaware or a stockholder of the corporation, and other qualifications of directors may be prescribed in the certificate of incorporation or bylaws. North Star’s certificate of incorporation and bylaws do not provide for qualifications of directors.

Under the Wisconsin Corporate Law, a director is not required to be a resident of the state of Wisconsin or a shareholder of the corporation. Marshall & Ilsley’s by-laws provide that Marshall & Ilsley directors do not need to be residents of Wisconsin or Marshall & Ilsley shareholders, but that no person is eligible for election to the board after the age of 72, unless this limitation is waived by the board.

In connection with the proposed amendment to Marshall & Ilsley’s articles of incorporation to eliminate classification of Marshall & Ilsley’s board, Marshall & Ilsley’s board adopted, subject to the approval of the proposed amendment by its shareholders at its 2007 Annual Meeting, a waiver of the age limitation on directors such that directors in office on the date of the 2007 Annual Meeting will continue to be eligible to be elected a director for any year in which such directors would have been eligible to serve had the board remained classified.

Filling Vacancies on the Board

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, unless the certificate of incorporation or bylaws provide otherwise, the board of directors may fill any vacancy on the board of directors, including newly created directorships resulting from an increase in the number of directors. North Star’s bylaws provide that vacancies may be filled by a majority of the directors then in office though less than a quorum, and each director so chosen shall hold office until his successor is qualified and elected or until his earlier death, resignation or removal.

The Wisconsin Corporate Law provides that unless the articles of incorporation provide otherwise, if a vacancy occurs on the board of directors it may be filled by any of the following: (i) the shareholders; (ii) the board of directors; or (iii) if the directors remaining in office constitute fewer than a quorum of the board, the directors, by an affirmative vote of the majority of all directors remaining in office. If the vacant office was held by a director elected by a voting group of shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs, but the new director may not take office until that vacancy occurs. Marshall & Ilsley’s by-laws provide that any vacancy in the board for whatever reason, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum, or by a sole remaining director, for the remaining term of directors of the class to which he has been elected and until his successor shall be elected and shall qualify.

In connection with the proposed amendment to Marshall & Ilsley’s articles of incorporation to eliminate classification of Marshall & Ilsley’s board, Marshall & Ilsley’s board adopted, subject to the approval of the proposed amendment by its shareholders at its 2007 Annual Meeting, an amendment to Marshall & Ilsley’s by-laws to provide that any director elected to fill a vacancy on the board, including a vacancy created by an increase in the number of directors, will hold office until the next Annual Meeting of Shareholders and until his or her successor is elected.

Removal of Directors

North Star	Marshall & Ilsley

The Delaware Corporate Law provides that directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote on their election. North Star’s bylaws provide that any director, or the entire board of directors, may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all the outstanding shares of capital stock of North Star, voting together as a single class.

The Wisconsin Corporate Law provides that shareholders of a corporation may remove a director with or without cause, unless the corporation’s articles of incorporation or by-laws provide that a director may only be removed for cause. Marshall & Ilsley’s articles of incorporation provide that a director may only be removed for cause and by an affirmative vote of two-thirds of the outstanding shares entitled to vote at a meeting of shareholders called for such purpose. “Cause” means solely malfeasance arising from the performance of a director’s duties which has a material adverse effect on Marshall & Ilsley’s business.

Nomination of Directors for Election

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, a company may place reasonable notice, time and place restrictions on stockholder nominations of directors. No procedure is set forth in North Star’s certificate of incorporation or bylaws for the nomination of directors for election.

Marshall & Ilsley’s by-laws provide that if a shareholder wishes to nominate a person for election as a director, then the shareholder must give timely notice of the nomination to Marshall & Ilsley. In order to be timely, a notice must be received by Marshall & Ilsley not less than 90 days before the anniversary date of the annual meeting of shareholders in the immediately preceding year. Notices given by shareholders must be in writing and contain information regarding the nominee to the board of directors, the shareholder bringing the nomination and other information specified in Marshall & Ilsley’s by-laws.

Election of Directors

North Star	Marshall & Ilsley

North Star’s bylaws provide that directors are elected at the annual meeting of stockholders. The by-laws also provide that at all meetings of stockholders, when a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall decide any question brought before such meeting unless specified by law or the certificate of incorporation.

Marshall & Ilsley’s by-laws provide that directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. In accordance with Marshall & Ilsley’s Corporate Governance Guidelines, any nominee for director in an uncontested election who receives a greater number of votes “withheld” from his or her election than votes “for” such election is required to promptly tender his or her resignation offer to the Chairman of the Board. Marshall & Ilsley’s Nominating and Corporate Governance Committee will promptly consider the tendered resignation offer and recommend to the Board whether to accept or reject it. The Board will act on the committee’s recommendation no later than 90 days following the tender of the director’s resignation offer, and will disclose its decision (providing a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation offer) within four business days following such decision.

Anti-Takeover Provisions

North Star	Marshall & Ilsley

Business combination subchapter.    The Delaware Corporate Law generally prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the time that the stockholder became an interested stockholder unless:

•      before that time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

The Wisconsin Corporate Law protects domestic corporations from hostile takeovers and abusive takeover tactics by preventing a person from engaging in specified transactions with the corporation or from taking specific actions after that person has acquired a significant portion of the corporation’s shares. These protections fall into three categories:

•      the business combination statute, which regulates specified types of transactions with interested shareholders;

•      upon completion of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by persons who are

•      the fair price statute, which regulates the price at which large shareholders may acquire the remaining shares of the corporation; and

•      the control share statute, which regulates the voting power of shares held by specified large shareholders.

directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•      at or after that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

The Delaware Corporate Law generally defines “business combination” as:

•      any merger or consolidation of the corporation with the interested stockholder;

•      any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•      subject to specified exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•      any transaction involving the corporation that increases the proportionate share of the stock of any class or series of the corporation owned by the interested stockholder; or

•      any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

Generally, the Delaware Corporate Law defines an “interested stockholder” as any entity or person owning 15% or more of the outstanding voting stock of the corporation or any entity or person affiliated with or controlling or controlled by that entity or person.

Fair price subchapter.    The Delaware Corporate Law does not have a fair price statute.

Control share acquisition subchapter.    The Delaware Corporate Law does not have a control share acquisition statute.

The following section summarizes each of these statutes.

Business combination statute.    The Wisconsin Corporate Law prohibits business combinations between some Wisconsin corporations, including Marshall & Ilsley, and a person who is an interested shareholder. This prohibition lasts for three years after the date on which that person became an interested shareholder. Business combinations include mergers, share exchanges, sales of assets, liquidations, dissolutions, and specified types of stock transactions and stock issuances. An interested shareholder is a person who owns at least 10 percent of the voting power of the corporation’s outstanding shares or who is an affiliate or associate of the corporation and owned at least 10 percent of the voting power of the corporation’s then outstanding shares at any time within the prior three-year period. The prohibition on business combinations does not apply if the corporation’s board of directors approves either the business combination or the share acquisition that caused the person to be designated as an interested shareholder. The board of directors’ approval must be given before the date on which a person becomes an interested shareholder. The prohibition on business combinations continues after the initial three-year period unless:

•      the corporation’s board of directors approved the share acquisition that caused the interested shareholder to be designated as an interested shareholder;

•      a majority of the corporation’s shareholders, excluding the interested shareholder, approve the business combination;

•      the interested shareholder pays a fair price, as defined in the Wisconsin Corporate Law, for the shares it acquires in the business combination; or

•      the business combination is specifically excluded from the prohibition on business combinations by the Wisconsin Corporate Law.

The business combination statutes do not apply to the merger, because the merger is not a business combination with an interested shareholder within the meaning of the business combination statute.

Fair price statute.    The Wisconsin Corporate Law requires that business combinations between some Wisconsin corporations, including Marshall & Ilsley, and a person designated as a significant shareholder must be approved by 80 percent of all of the corporation’s shareholders and two-thirds of all of the corporation’s shareholders other than the significant shareholder. This requirement does not apply if the corporation’s shareholders receive a fair price, as defined in the statute, for their shares from the significant shareholder in the business combination. A significant shareholder is a person who owns, directly or indirectly, 10 percent or more of the voting power of the corporation’s outstanding shares or who is an affiliate of the corporation and owned, directly or indirectly, at least 10 percent of the voting power of the corporation’s then outstanding shares at any time within the prior two-year period.

The fair price statute does not apply to the merger, because the merger is not a business combination with a significant shareholder within the meaning of the fair price statute.

Control share statute.    Under the Wisconsin Corporate Law, unless otherwise provided in a resident corporation’s securities or upon exercise of options or warrants, then the voting power of the shares held by that person in excess of 20 percent of the voting power in the election of directors is reduced to 10 percent of the voting power the excess shares would otherwise have had. The full voting power of the excess shares may be restored by a vote of a majority of the corporation’s shares. The person seeking restoration of full voting power may vote on this resolution.

In addition to any other approvals required by law and by the articles of incorporation and by-laws, Marshall & Ilsley’s articles of incorporation require that business combinations between Marshall & Ilsley and an interested shareholder be approved by:

•      the holders of 80 percent of Marshall & Ilsley’s shares entitled to vote in the election of directors; or

•      the holders of two-thirds of Marshall & Ilsley’s shares, other than the interested shareholder.

This requirement does not apply if a business combination with an interested shareholder is approved by a majority of disinterested directors or the shareholders receive a fair price, as defined in the articles of incorporation, for their shares and certain other conditions are satisfied. Business combinations under Marshall & Ilsley’s articles of incorporation generally include: mergers; consolidations; any sale, lease, exchange, mortgage, pledge, transfer or other disposition of $25,000,000 or more in assets; the issuance or transfer of $25,000,000 or more in securities; liquidations, dissolutions, and reclassifications, recapitalizations and other transactions that have the effect of increasing the proportionate ownership interest of an interested shareholder. An interested shareholder is a person who owns at least 10 percent of Marshall & Ilsley’s shares or who is an affiliate or associate of Marshall & Ilsley and owned at least 10 percent of Marshall & Ilsley’s shares at any time within the prior two-year period. A disinterested director means a director who is not affiliated with the interested shareholder and who was either a director before the person became an interested shareholder or was elected or recommended for election by a majority of disinterested directors.

Shareholder Rights Plan
North Star	Marshall & Ilsley

North Star does not have a stockholder rights plan.	Marshall & Ilsley does not have a shareholder rights plan.
Shareholders’ Meeting
North Star	Marshall & Ilsley

Annual Meetings.    Under the Delaware Corporate Law, except as otherwise provided in a corporation’s certificate of incorporation, at least one meeting of stockholders shall be held in each calendar year for the election of directors at such time as shall be provided in or fixed pursuant to authority granted by the bylaws.

North Star’s bylaws provide for an annual meeting, the date of which shall be determined by the board of directors.

Annual and Special Meetings.    Under the Wisconsin Corporate Law, a corporation must hold an annual meeting of shareholders at a time specified in its by-laws and may hold special meetings. Marshall & Ilsley’s by-laws provide for an annual meeting to be held on the fourth Tuesday of April of each year, or on a different date determined by the board of directors.

Special Meetings.    Under the Delaware Corporate Law, a special meeting of stockholders may be called by the corporation’s board of directors or by such persons as may be authorized by the corporation’s certificate of incorporation or bylaws.

Under Wisconsin Corporate Law, a special meeting of shareholders may be called by the board of directors, by any person authorized by the articles of incorporation or by-laws to call a special meeting or upon the written demand of the holders of 10 percent of the votes entitled to be cast on any issue

North Star’s bylaws provide that a special meeting of the stockholders may be called by the chairman of the board, the chief executive officer or the president, and shall be called by the secretary at the direction of a majority of the board of directors at the request in writing of stockholders owning a majority of any class of capital stock issued and outstanding entitled to vote.

Attendance and Voting.    The Delaware Corporate Law provides that every stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person to act for him by proxy. Every proxy shall be executed or authenticated by the stockholder and filed with or transmitted to the secretary of the corporation or its designated agent. A stockholder may execute or authenticate a writing or transmit an electronic transmission authorizing another person to act for him by proxy. The Delaware Corporate Law provides that, unless otherwise provided in the certificate of incorporation, every stockholder of a corporation shall be entitled to one vote for every share of capital stock held by such stockholder.

North Star’s bylaws provide that each stockholder shall be entitled to vote, in person or by proxy, the shares of voting stock owned by such stockholder of record on record date of the meeting.

Quorum.    The Delaware Corporate Law provides that unless the certificate of incorporation or bylaws provide otherwise, a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at a meeting of stockholders.

Under North Star’s bylaws, the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings for the transaction of business except as otherwise provided by law.

proposed to be considered at the special meeting. Marshall & Ilsley’s by-laws provide that a special meeting of the shareholders may be called only by the chief executive officer or the president pursuant to a resolution approved by at least three-quarters of the board, except as otherwise provided by the Wisconsin Corporate Law.

Place of Meeting.    Marshall & Ilsley’s by-laws provide that the annual meeting of shareholders shall be held either at Marshall & Ilsley’s principal office or at another place selected by Marshall & Ilsley’s board of directors.

Attendance and Voting.    The Wisconsin Corporate Law provides that shareholders entitled to vote at a meeting may attend and vote at the meeting in person or by proxy. The Wisconsin Corporate Law provides that unless the articles of incorporation provide otherwise, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholder’s meeting. A shareholder may appoint a proxy in writing or by transmitting or authorizing the transmission of an electronic transmission of the appointment including over the internet or by telephone, fax or telegram. Each share of Marshall & Ilsley common stock is entitled to one vote. Marshall & Ilsley’s articles of incorporation entitle the board of directors to fix the terms of voting rights for each holder of preferred stock. Marshall & Ilsley’s by-laws provide that a shareholder may appoint a proxy to vote or otherwise act for the shareholder (i) by signing an appointment form by any reasonable means, including by facsimile signature, (ii) by transmitting, or authorizing the transmission of, an electronic transmission of appointment, or (iii) by any other means permitted by the Wisconsin Corporate Law.

Quorum.    The Wisconsin Corporate Law provides that unless the articles of incorporation or by-laws provide otherwise, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of the voting group for action on that matter. Under Marshall & Ilsley’s by-laws, the presence in person or by proxy of the holders of record of a majority of the shares entitled to be cast on a matter by a voting group constitutes a quorum of that voting group for action on that matter.

Shareholder Action Without a Meeting
North Star	Marshall & Ilsley

Unless prohibited by the certificate of incorporation, the Delaware Corporate Law provides that stockholders may take action by written consent in lieu of a stockholders’ meeting if signed by the holders of outstanding stock having not less than the minimum number of votes that would have been required to approve such action. North Star’s bylaws provide that any action required to be taken at a meeting of stockholders, or any other action which may be taken at a meeting of stockholders, may be taken without a meeting if a consent or consents in writing is signed by a majority of stockholders entitled to vote with respect to the matter.

Under the Wisconsin Corporate Law, action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting: (i) without action by the board of directors, by all shareholders entitled to vote on the action; or (ii) if the articles of incorporation so provide, by shareholders who would be entitled to vote at a meeting those shares with voting power to cast not less than the minimum number or, in the case of voting by voting groups, numbers of votes that would be necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted. Marshall & Ilsley’s articles of incorporation do not provide for shareholder action without a meeting except by unanimous consent.

Submission of Shareholder Proposals
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, a corporation’s certificate of incorporation or bylaws may contain procedural requirements for submitting stockholder proposals. North Star’s certificate of incorporation and bylaws do not set forth a procedure to be followed by a stockholder that wishes to bring business before the annual meeting.

Marshall & Ilsley’s by-laws provide that if a shareholder wishes to bring business before a meeting, then the shareholder must give timely notice of the business to Marshall & Ilsley. In order to be timely, a notice must:

•      be received by Marshall & Ilsley not less than 90 days before the anniversary date of the annual meeting of shareholders in the immediately preceding year; and

•      contain specified information, including a description of the business to be brought before the meeting and information about the shareholder making the proposal. In addition, any such shareholder shall be required to provide such further information as may be requested by Marshall & Ilsley in order to comply with federal securities laws, rules and regulations.

Notices given by shareholders must be in writing.

Notice of Shareholder Meetings
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, written notice of any stockholders’ meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, subject to other provisions in the Delaware Corporate Law setting forth specific notice requirements for actions on particular matters. North Star’s bylaws provide that written notice of each meeting of the stockholders stating the place, date and time of the meeting shall be given not less then 10 nor more than 60 days before the date of the meeting, to each stockholder entitled to vote at such meeting, and that notice of any special meeting of stockholders shall state the purpose or purposes for which the meeting was called.

Under the Wisconsin Corporate Law, a Wisconsin corporation must notify its shareholders of an annual or special meeting not less than 10 nor more than 60 days before the meeting, unless the corporation’s articles of incorporation or by-laws provide otherwise. Marshall & Ilsley’s by-laws provide that notice of an annual meeting or a special meeting must be delivered not less than 10 nor more than 60 days before the date of the meeting. Marshall & Ilsley’s by-laws require that notice of a meeting must state the place, date and time of the meeting and that notice of a special meeting must also state the purpose or purposes for which the meeting is called. Notice may be communicated in person, by telephone, telegraph, teletype, facsimile or other forms of wire or wireless communication, by mail or private carrier, or by electronic transmission.

Shareholder Vote Required for Mergers
North Star	Marshall & Ilsley

The Delaware Corporate Law generally requires that a merger or consolidation or sale, lease or exchange of all or substantially all of a corporation’s property and assets be approved by the directors and by a majority of the outstanding stock entitled to vote thereon. Under the

Delaware Corporate Law, a surviving corporation need not obtain stockholder approval for a merger if:

•      Each share of the surviving corporation’s stock outstanding prior to the merger remains outstanding in identical form after the merger;

•      The merger agreement does not amend the certificate of incorporation of the surviving corporation; or

•      Either no shares of common stock of the surviving corporation are to be issued or delivered in the merger, or, if common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding prior to the merger by more than 20%.

Under North Star’s bylaws, when a quorum exists at any meeting, the vote of the holders of a majority of stock having voting power present in person or represented by proxy shall decide any question brought

The Wisconsin Corporate Law provides that a merger to which a Wisconsin corporation is a party must be approved by the directors and by the affirmative vote of the holders of a majority of the shares entitled to vote on the merger and the affirmative vote of the holders of a majority of the shares of each class or series entitled to vote separately on the merger, if any. Approval of a plan of merger by the shareholders of the surviving corporation is not required if:

•      the articles of incorporation of the surviving corporation will not differ, except for limited changes;

•      the number of shares and the rights and preferences of the shares held by the surviving corporation’s shareholders prior to the merger will not change immediately after the merger; and

•      the number of voting shares of stock of the surviving corporation outstanding immediately after the merger plus the number of voting shares issuable as a result of the merger will not exceed by more than 20 percent the total number of voting shares before such meeting, unless the question is one upon which, by express provision of law or of the certificate of incorporation, a different vote is required.

Approval of this merger would, therefore, require the consent by the holders, in aggregate, of at least 3,599,605 common equivalent shares of North Star stock as of the record date.

of stock of the surviving corporation outstanding immediately before the merger.

Because each of the requirements above is met, the approval of the merger by the shareholders of Marshall & Ilsley is not required.

Dividends
North Star	Marshall & Ilsley

The Delaware Corporate Law allows the board of directors to authorize a corporation to declare and pay dividends and other distributions to its stockholders, subject to any restrictions contained in the certificate of incorporation, either out of surplus, or, if there is no surplus, out of net profits for the current or preceding fiscal year in which the dividend is declared. However, a distribution out of net profits is not permitted if a corporation’s capital is less than the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, until the deficiency has been repaired.

Under the Wisconsin Corporate Law, distributions are paid at the discretion of the board of directors of a Wisconsin corporation. The board may authorize, and the corporation may make, distributions to its shareholders, including in connection with the repurchase of the corporation’s shares, in amounts determined by the board, unless:

•      after the distribution the corporation would not be able to pay its debts as they become due in the usual course of business; or

•      the corporation’s total assets after the distribution would be less than the sum of its total liabilities, plus, unless the articles of incorporation provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution, if the corporation were to be dissolved at the time of distribution.

Dissenters’ Rights

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, stockholders have appraisal rights in connection with mergers and consolidations, provided the stockholder complies with certain procedural requirements of the Delaware Corporate Law. However, this right to demand appraisal does not apply for shares of any class or series of stock, which stock at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, if:

•      they are shares of the surviving corporation and a vote of the stockholders of such corporation was not necessary to authorize the merger or consolidation;

Under the Wisconsin Corporate Law, a shareholder may dissent from, and obtain payment of the fair value of his or her shares in the event of specified mergers, share exchanges and transactions involving the sale of all or substantially all of the corporation’s property other than in the usual and regular course of business. However, dissenters’ rights generally are not available to holders of shares, such as Marshall & Ilsley shares, that are registered on a national securities exchange or quoted on the National Association of Securities Dealers, Inc. Automated Quotations System, unless the corporation’s articles of incorporation provide otherwise. Because Marshall & Ilsley shareholders

•      the shares are listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers; or

•      the shares are held of record by more than 2,000 stockholders.

Notwithstanding the above, appraisal rights are available for the shares of any class or series of stock if the holders are required by the terms of an agreement of merger or consolidation to accept for their stock anything except:

•      shares of stock of the corporation surviving or resulting from the merger or consolidation;

•      shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers or held of record by more than 2,000 stockholders;

•      cash in lieu of fractional shares of the corporations described in either of the above; or

•      any combination of the shares of stock and cash in lieu of fractional shares described in any of the three above.

A Delaware corporation may provide in its certificate of incorporation that appraisal rights shall be available for the shares of any class or series of its stock as the result of an amendment to its certificate of incorporation, any merger or consolidation to which the corporation is a party, or the sale of all or substantially all of the assets of the corporation. North Star’s certificate of incorporation and bylaws do not address appraisal rights; provided, however, the stockholders of North Star have appraisal rights pursuant to Delaware Corporate Law.

do not have the right to vote on the merger, its shareholders do not have dissenters’ rights with respect to the merger under Wisconsin Corporate Law. Marshall & Ilsley’s articles of incorporation and by—laws do not provide for dissenters’ rights other than those rights designated by the Wisconsin Corporate Law.

Shareholder Preemptive Rights
North Star	Marshall & Ilsley

The Delaware Corporate Law provides that no stockholder shall have any preemptive rights to purchase additional securities of the corporation unless the	Under the Wisconsin Corporate Law, subject to specified limitations, holders of shares of a class authorized before 1991 have preemptive rights to

certificate of incorporation expressly grants these rights. North Star’s certificate of incorporation does not provide for preemptive rights.	acquire a corporation’s unissued shares or other securities convertible into unissued shares, unless the articles of incorporation provide otherwise. Marshall & Ilsley’s articles of incorporation provide that no holder of its capital stock has or will have any preemptive rights.

Shareholder Class Voting Rights
North Star	Marshall & Ilsley

The Delaware Corporate Law provides that unless otherwise provided in a corporation’s certificate of incorporation, each stockholder is entitled to one vote for each share of capital stock held by such stockholder.

Under Sections 180.1004 and 180.1103 of the Wisconsin Corporate Law, holders of a particular class of shares are entitled to vote as a separate class if the rights of that class are affected in various respects by mergers, consolidations or amendments to the articles of incorporation. Under Section 180.1003 of the Wisconsin Corporate Law, the presence or absence of dissenters’ rights for a voting group affects the right of that group to vote on amendments to a corporation’s articles of incorporation. If a voting group would have dissenters’ rights as a result of the amendment, then a majority of the votes entitled to be cast by that voting group is required for adoption of the amendment.

Indemnification
North Star	Marshall & Ilsley

The Delaware Corporate Law classifies indemnification as either mandatory indemnification or	The Wisconsin Corporate Law requires a corporation to indemnify a director or officer to the permissive indemnification. A Delaware corporation is required to indemnify an agent against expenses actually and reasonably incurred in an action that the agent successfully defended on the merits or otherwise.

Under the Delaware Corporate Law, in non-derivative third-party proceedings, a corporation may indemnify any agent who is or is threatened to be made a party to the proceeding against expenses, judgments and settlements actually and reasonably incurred in connection with a civil proceeding, provided such person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. Further, in actions brought on behalf of the corporation, any agent who is or is threatened to be made a party can be indemnified for expenses actually and reasonably incurred in connection with the defense or settlement of the action if the person extent that he or she has been successful on the merits or otherwise in the defense of a proceeding for all reasonable expenses that he or she incurred in the proceeding if the director or officer was a party because he or she is or was a director or officer of the corporation. Indemnification is also required in other instances, unless liability was incurred because the director or officer breached or failed to perform a duty that he or she owes to the corporation, and the breach or failure to perform constitutes any of the following:

•      a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•      a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation; however, indemnification is not permitted with respect to any claims in which such person has been adjudged liable to the corporation unless the appropriate court determines such person is entitled to indemnity for expenses.

Any permissive indemnification of a present or former director, officer, employee or agent, unless ordered by a court, shall be made by the corporation upon a determination by: (i) a majority vote of the disinterested directors even though less than a quorum; (ii) a committee of disinterested directors, designated by a majority vote of such directors even though less than a quorum; (iii) independent legal counsel in a written opinion; or (iv) the stockholders. The statutory rights regarding indemnification are non-exclusive; consequently, a corporation can indemnify a litigant in circumstances not defined by the Delaware Corporate Law under any bylaw, agreement or otherwise.

North Star’s bylaws provide that North Star shall indemnify a director or officer to the fullest extent permitted by law so long as such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of North Star; and, with respect to any criminal action or proceeding, if such, had no reasonable cause to believe his or her conduct was unlawful.

•      a transaction from which the director or officer derived an improper personal benefit; or

•      willful misconduct.

The Wisconsin Corporate Law allows a corporation to limit its obligation to indemnify directors and officers, but Marshall & Ilsley’s articles of incorporation do not limit Marshall & Ilsley’s obligation to indemnify its directors and officers. A corporation may provide directors and officers additional rights to indemnification, except for conduct described above, under any of the following: (i) the articles of incorporation or by-laws; (ii) a written agreement between the director or officer and the corporation; (iii) by a resolution adopted by the board of directors; or (iv) by a resolution that is adopted, after notice, by a majority vote of all of the corporation’s voting shares then issued and outstanding.

Marshall & Ilsley’s by-laws provide for indemnification of its directors and officers to the fullest extent permitted by law and set forth procedural requirements for requesting indemnification. Marshall & Ilsley’s by-laws provide that an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited. The Wisconsin Corporate Law provides that reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

Limitations on Directors’ Liability
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, a Delaware corporation’s certificate of incorporation may eliminate director liability for all acts except: (i) an act or omission not in good faith or that involves intentional misconduct or knowing violation of the law; (ii) a breach of the duty of loyalty; (iii) improper personal benefits; or (iv) certain unlawful distributions.

Under the Wisconsin Corporate Law, a director is not liable to the corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for monetary damages or other monetary liabilities arising from a breach of or failure to perform any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•      a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest;

•      a violation of criminal law, unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful;

•      a transaction from which the director derived an improper personal profit; or

•      willful misconduct.

Under the Wisconsin Corporate Law, a director or officer, in discharging his or her duties to the corporation and determining what he or she believes is in the best interests of the corporation, may, in addition to considering the effects of any action on shareholders, consider:

•      the effects of the action on employees, suppliers and customers of the corporation;

•      the effects of the action on the communities in which the corporation operates; and

•      any other factors that the director or officer considers pertinent.

Amendment of Certificate or Articles of Incorporation
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, under the following circumstances, a class of stockholders has the right to vote separately on an amendment to a Delaware corporation’s certificate of incorporation even if the certificate does not include such a right: (i) increasing or decreasing the aggregate number of authorized shares of the class (the right to a class vote under this circumstance may be eliminated by a provision in the certificate of incorporation); (ii) increasing or decreasing the par value of the shares of the class; or (iii) changing the powers, preferences, or special rights of the shares of the class in a way that would affect them adversely. Approval by outstanding shares entitled to vote is also required. Further, a separate series vote is not required unless a series is adversely affected by an amendment in a manner different from other shares in the same class. Under the Delaware Corporate Law, a

Under the Wisconsin Corporate Law, the board of directors of a corporation may propose amendments to a corporation’s articles of incorporation and may establish conditions for the submission of the amendment to the shareholders. Under most circumstances, the Wisconsin Corporate Law provides that amendments to a corporation’s articles of incorporation must be approved by both the board of directors of the corporation and its shareholders. However, any amendment to the articles of incorporation of a corporation organized before January 1, 1973 which did not expressly elect before January 1, 1991 to be governed by a majority or greater voting requirement must be approved by the affirmative vote of two-thirds of the shares entitled to vote at a meeting called for that purpose. Marshall & Ilsley’s articles of incorporation were not

corporation’s certificate of incorporation also may require, for action by the board of directors or by the holders of any class or series of voting securities, the vote of a greater number or proportion than is required by the Delaware Corporate Law, and the provision of the certificate of incorporation requiring such greater vote may also provide that such provision cannot be altered, amended or repealed except by such greater vote. North Star’s certificate of incorporation provides that any of the provisions of the certificate of incorporation may be amended, altered or repealed at any time in accordance with the law.	amended prior to January 1, 1991 to reduce the vote required to amend its articles of incorporation.

Amendment of By-Laws
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, stockholders entitled to vote have the power to adopt, amend or repeal bylaws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. However, the stockholders always retain the power to adopt, amend or repeal the bylaws, even though the board of directors may also be delegated such power. North Star’s certificate of incorporation authorizes the board of directors to alter, amend or repeal the bylaws. The bylaws state that the powers conferred on the board of directors to alter, amend or repeal the bylaws shall not divest the stockholders of the same powers.

Under the Wisconsin Corporate Law, the board of directors or the shareholders of a corporation may adopt, amend or repeal the by-laws, except to the extent that the articles of incorporation reserve that power to the shareholders or the shareholders provide in adopting, amending or repealing a particular by-law, that the board of directors may not amend, repeal or readopt that by-law or the shareholders set specific voting requirements for the board of directors to amend, repeal or readopt that by-law. Marshall & Ilsley’s articles of incorporation and by-laws provide that the by-laws may be amended, altered or repealed, and new by-laws may be enacted, only by the affirmative vote of not less than two-thirds of the outstanding shares entitled to vote, or by a vote of not less than three-quarters of the board of directors. Marshall & Ilsley’s by-laws further provide that no by-law adopted, amended or repealed by the shareholders shall thereafter be enacted, amended or repealed by the directors unless such action by the shareholders shall expressly confer upon the directors’ authority to thereafter enact, amend or repeal such by-law as so amended. Marshall & Ilsley’s by-laws also provide that any by-law adopted, repealed, or amended by the board of directors shall be subject to reenactment, repeal or amendment by the shareholders acting at any meeting of the shareholders in accordance with the by-laws.

Shareholder’s Inspection Rights

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, every stockholder of record has the right to inspect, upon	Under the Wisconsin Corporate Law, each shareholder of record and his or her agent or attorney written demand under oath stating the stockholder’s purpose for inspection, in person or by agent or attorney, the corporation’s stock ledger, stockholder list, its other books and records and, subject to certain restrictions, the books and records of a subsidiary of the corporation.

may, on written demand, inspect and copy for a proper purpose the list of shareholders prepared for a meeting. The list must be arranged by class or series of shares and must show the address of, and the number of shares owned by, each shareholder of record. Inspections must be conducted during regular business hours at the shareholder’s expense. This right of inspection begins two business days after notice of the shareholders’ meeting is given and continues through the meeting.

Both shareholders of record and beneficial shareholders of a Wisconsin corporation who satisfy specified requirements, and their attorneys and agents, have the right to inspect and copy the corporation’s by-laws and, subject to the requirements discussed below, minutes of meetings and consent actions of the board of directors and shareholders, records of actions taken by a committee on behalf of the corporation, accounting records and the record of shareholders. Inspections must be conducted during regular business hours and are conducted at the shareholder’s expense.

Notice of a demand must be given five business days before the date on which the shareholder wants to inspect and copy the records. For records other than the by-laws, the demand must be made in good faith and for proper purpose, and the person must have been a shareholder for at least six months or hold at least five percent of the outstanding shares of the corporation.

A Wisconsin corporation is also required to mail a copy of its latest financial statements to any shareholder who requests a copy in writing.

Issuance of New Shares
North Star	Marshall & Ilsley

Under the Delaware Corporate Law, the division of stock into classes and into series within any class, the determination of the designation and the number of shares of any class or series and the determination of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series of a corporation may be accomplished by the original certificate of incorporation or by any amendment thereof.

Under the Wisconsin Corporate Law, a corporation may, by action of its board of directors, issue up to the number of shares of a class or series authorized in the corporation’s articles of incorporation. If a corporation wishes to increase the number of shares of a class or series authorized in its articles of incorporation, then it must amend its articles of incorporation in the manner described above.

The listing requirements of the NYSE applicable to Marshall & Ilsley require prior shareholder approval of specified issuances of shares, including issuances of shares bearing voting power equal to or exceeding 20 percent of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares. These requirements do not apply to the issuance of Marshall & Ilsley common stock pursuant to the terms of the merger agreement because the shares to be issued do not exceed 20 percent of Marshall & Ilsley’s outstanding shares of common stock.
Personal Liability of Shareholders

North Star	Marshall & Ilsley

Under the Delaware Corporate Law, stockholders of a Delaware corporation will not be liable for the corporation’s debts or obligations.

Under the Wisconsin Corporate Law, shareholders of a Wisconsin corporation generally are not personally liable for the acts or debts of the corporation. Under former section 180.0622(2)(b) of the Wisconsin Corporate Law, shareholders of a Wisconsin corporation could be assessed up to the par value of their shares to satisfy the obligations of the corporation to its employees for services rendered, but not exceeding six months’ service in the case of any individual employee. Certain Wisconsin courts interpreted “par value” to mean the full amount paid by the purchaser of shares upon issuance thereof. Pursuant to 2005 Wisconsin Act 474, Section 180.0622(2)(b) of the Wisconsin Corporate Law was repealed effective June 14, 2006 and is not applicable to obligations incurred by a Wisconsin corporation on or after such date.

SHAREHOLDER PROPOSALS

The 2007 annual meeting of Marshall & Ilsley shareholders is scheduled for April 24, 2007. In accordance with the Marshall & Ilsley by-laws, nominations, other than by or at the direction of the board of directors, of candidates for election as directors at the 2007 annual meeting of shareholders and any other shareholder proposed business to be brought before the 2007 annual meeting must have been received by Marshall & Ilsley on or before January 25, 2007. Shareholder proposed nominations and other shareholder proposed business must be made in accordance with Marshall & Ilsley’s by-laws which provide, among other things, that shareholder proposed nominations must be accompanied by certain information concerning the nominee and the shareholder submitting the nomination, and that shareholder proposed business must be accompanied by certain information concerning the proposal and the shareholder submitting the proposal. To be considered for inclusion in the proxy statement solicited by the Marshall & Ilsley board of directors, shareholder proposals for consideration at the 2007 annual meeting must have been received by Marshall & Ilsley at its principal executive offices, 770 North Water Street, Milwaukee, Wisconsin 53202 on or before November 16, 2006. The dates and instructions as to when shareholder proposals intended to be presented at Marshall & Ilsley’s 2008 annual meeting of shareholders and nominations for the board of directors for Marshall & Ilsley’s 2008 annual meeting of shareholders will be set forth in Marshall & Ilsley’s proxy statement for the 2007 annual meeting of shareholders. Proposals should be directed to Mr. Randall J. Erickson, Senior Vice President, General Counsel and Secretary. To avoid disputes as to the date of receipt, it is suggested that any shareholder proposal be submitted by certified mail, return receipt requested.

LEGAL MATTERS

The validity of the Marshall & Ilsley common stock to be issued in connection with the merger will be passed upon by Godfrey & Kahn, S.C., Milwaukee, Wisconsin. Godfrey & Kahn, S.C. will also render an opinion to Marshall & Ilsley regarding the material U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from Marshall & Ilsley’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of North Star as of December 31, 2005 and 2004, have been audited by Wolf & Company LLP, public accounting firm, as stated in their report appearing elsewhere herein, and upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Marshall & Ilsley has filed a registration statement with the SEC under the Securities Act that registers the distribution to shareholders of North Star the shares of Marshall & Ilsley common stock to be issued in the merger. The registration statement, including the attached appendices, contains additional relevant information about Marshall & Ilsley and Marshall & Ilsley’s common stock. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this proxy statement/prospectus.

In addition, Marshall & Ilsley (File No. 1-15403) files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the following locations of the SEC:

Public Reference Room 100 F Street, N.E. Room 1024 Washington, D.C. 20549	Northeast Regional Office 223 Broadway New York, New York 10279	Chicago Regional Office Citicorp Center 500 West Madison Street Suite 1400 Chicago, Illinois 60661-2511

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like Marshall & Ilsley that file information electronically with the SEC. The address of that site is http://www.sec.gov.

You can also request copies of this information from Marshall & Ilsley or North Star by making a request to:

Investor Relations

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

(414) 765-7797

Marshall & Ilsley’s address on the world wide web is http://www.micorp.com, and information regarding North Star may be found at http://www.northstartrust.com. The information on these web sites is not a part of this document.

You can also inspect reports, proxy statements and other information about Marshall & Ilsley at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

The SEC allows Marshall & Ilsley to “incorporate by reference” information into this information statement/prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Marshall & Ilsley has previously filed with the SEC (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). They contain important information about our companies and financial condition.

Marshall & Ilsley Filings	Period or Date Filed

Annual Report on Form 10-K	Year ended December 31, 2006

Quarterly Report on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006

Current Reports on Form 8-K	January 20, 2006, March 7, 2006, March 17, 2006, March 27, 2006, April 3, 2006, April 25, 2006, May 8, 2006, June 19, 2006, October 26, 2006, December 4, 2006, December 22, 2006, January 16, 2007 and February 12, 2007.

The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, including any amendment or report filed with the SEC for purposes of updating this description.	August 3, 2006

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

Additional documents that Marshall & Ilsley may file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this document and the date of the special meeting of North Star’s shareholders or any adjournments or postponements of the special meeting are also incorporated by reference

(excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act). These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

In deciding how to vote on the merger agreement and the merger, you should rely only on the information contained or incorporated by reference in this document. Neither Marshall & Ilsley nor North Star has authorized any person to provide you with any information that is different from what is contained in this document. This document is dated March 16, 2007. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing to you of this document nor the issuance to you of shares of Marshall & Ilsley common stock will create any implication to the contrary.

APPENDIX A

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Marshall & Ilsley or North Star. Such information can be found elsewhere in this information statement/prospectus and in the public filings that Marshall & Ilsley and North Star make with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties Marshall & Ilsley and North Star made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Marshall & Ilsley and North Star have exchanged in connection with signing the merger agreement. Although neither Marshall & Ilsley nor North Star believes that the disclosure schedules contain information that the securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they are modified by the underlying disclosure schedules. These disclosure schedules contain information that has been included in Marshall & Ilsley’s and North Star’s prior public disclosures, as well as potential additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in Marshall & Ilsley’s and North Star’s public disclosures.

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

BY AND AMONG

NORTH STAR FINANCIAL CORPORATION

MARSHALL & ILSLEY CORPORATION,

M&I MERGER CORP.,

M&I MERGER SUB, LLC

AND

NORTH STAR FINANCIAL CORPORATION

Dated as of January 12, 2007

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of January 12, 2007, (the “Agreement”), among Marshall & Ilsley Corporation, a Wisconsin corporation (“M&I”), M&I Merger Corp., a Wisconsin corporation and a wholly owned subsidiary of M&I (“Merger Corp.”), M&I Merger Sub, LLC, a single member Wisconsin limited liability company and a wholly owned subsidiary of M&I (“Merger Sub”), and North Star Financial Corporation, a Delaware corporation, (the “Company”).

W I T N E S S E T H:

WHEREAS, the Company is a financial services holding company, the wholly-owned subsidiaries of which are North Star Trust Company, a trust company chartered as such under the laws of the State of Illinois (“NS Trust”) and North Star Deferred Exchange Corp., North Star Realty Services, LLC, North Star Realty Investors Inc. and various wholly-owned direct or indirect subsidiaries used in connection with the Company’s reverse like kind exchange business (all of the foregoing subsidiaries referred to collectively hereinafter as the “Subsidiaries”); and

WHEREAS, the Merger Corp. upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (“Delaware Law”) and the Wisconsin Business Corporation Law (“Wisconsin Law”), will merge with and into the Company (the “Step One Merger”) and immediately thereafter the Company, as the surviving corporation of the Step One Merger (the “Interim Surviving Corporation”), will merge with and into Merger Sub (the “Step Two Merger” and together with the Step One Merger, the “Mergers”), with Merger Sub being the ultimate surviving entity in the Mergers (the “Surviving Company”) pursuant to which, among other things, M&I, through its affiliated entities, will acquire the goodwill of the Company; and

WHEREAS, the respective Boards of Directors of M&I, Merger Corp. and the manager of Merger Sub have determined that the Mergers pursuant and subject to the terms and conditions of this Agreement are fair to and in the best interests of the respective companies and their shareholders, and have each approved and adopted this Agreement and the transactions contemplated hereby; and

WHEREAS, for federal income tax purposes, it is intended that the Step One Merger and the Step Two Merger each shall constitute steps in one integrated transaction and the Mergers taken together shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement shall constitute a plan of reorganization within the meaning of the regulations promulgated under Section 368(a) of the Code.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, M&I, Merger Corp., Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGERS

SECTION 1.01.    The Step One Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Law and Wisconsin Law, at the Effective Time (as defined in Section 1.02(b), below), Merger Corp. shall be merged with and into the Company. As a result of the Step One Merger, the separate corporate existence of Merger Corp. shall cease and the Company, as a direct, wholly owned subsidiary of M&I, shall continue as the Interim Surviving Corporation under the laws of the State of Delaware.

SECTION 1.02.    The Closing, Effective Time.

(a)    The closing of the Step One Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall occur as soon as reasonably practical, but in no event later than two (2) business days, following the satisfaction or waiver of the latest to occur of the conditions set forth in Article VII, at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, commencing at 9:00 a.m. Central Time, or at such other date, time and location as the parties hereto agree to in writing.

(b)    As promptly as practicable after the date of the Closing, the parties hereto shall cause the Step One Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) and any other required documents with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and the Department of Financial Institutions of the State of Wisconsin (“DFI”), in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and Wisconsin Law. The Step One Merger will become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State and DFI, or at such later time as the M&I, Merger Corp., Merger Sub and the Company, agree and specify in the Certificate of Merger (the date and time the Step One Merger becomes effective is referred to herein as the “Effective Time”) (but in no event will the Step Two Effective Time occur prior to the Effective Time).

SECTION 1.03.    Effect of the Step One Merger. From and after the Effective Time, the effect of the Step One Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Law and Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Corp. and the Company shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of Merger Corp. and the Company shall become the debts, liabilities and duties of the Interim Surviving Corporation.

SECTION 1.04.    Articles of Incorporation and Bylaws. The articles of incorporation of Merger Corp., as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (the “Articles of Incorporation”). The by-laws of Merger Corp., as in effect immediately prior to the Effective Time, will be the by-laws of the Interim Surviving Corporation, until thereafter changed or amended as provided therein, by the articles of incorporation or by applicable law (the “By-Laws”).

SECTION 1.05.    Directors and Officers of the Interim Surving Corporation. At the Effective Time, the directors of Merger Corp. immediately prior to the Effective Time shall be the initial directors of the Interim Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Interim Surviving Corporation. At the Effective Time, the officers of Merger Corp. immediately prior to the Effective Time shall be the initial officers of the Interim Surviving Corporation, in each case until their respective successors are duly elected or appointed.

SECTION 1.06.    The Step Two Merger.

(a)    Timing. On the date of the Closing, immediately following the Effective Time, the Interim Surviving Corporation shall be merged with and into Merger Sub in accordance with Delaware Law and Wisconsin Law. As a result of the Step Two Merger, the separate corporate existence of the Interim Surviving Corporation shall cease and Merger Sub, as a direct, wholly owned subsidiary of M&I, shall continue as the Surviving Company of the Step Two Merger.

(b)    The Step Two Merger Effective Time. On the date of the Closing, immediately following the Effective Time, Merger Sub shall cause the Step Two Merger to be consummated by filing a certificate of merger (the “Step Two Certificate of Merger”) and any other required documents with the Delaware Secretary of State and

DFI, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and Wisconsin Law. The Step Two Merger will become effective at such time as the Step Two Certificate of Merger is filed with the Delaware Secretary of State and DFI, or at such later time as M&I, Merger Sub and the Interim Surviving Corporation agree and specify in the Step Two Certificate of Merger (the date and time the Step Two Merger becomes effective is referred to herein as the “Step Two Merger Effective Time”).

(c)    Effect of the Step Two Merger. From and after the Step Two Merger Effective Time, the effect of the Step Two Merger shall be as provided in this Agreement, the Step Two Certificate of Merger and the applicable provisions of Delaware Law and Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Step Two Merger Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Interim Surviving Corporation shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub and the Interim Surviving Corporation shall become the debts, liabilities and duties of the Surviving Company.

(d)    Certificate of Formation; Operating Agreement. The certificate of formation of Merger Sub, as in effect immediately prior to the Step Two Merger Effective Time, will be the certificate of formation of the Surviving Company; provided, however, that Article I of such certificate of formation shall be amended as of the Step Two Merger Effective Time to read as follows: “The name of the limited liability company is: North Star Financial, LLC” until thereafter changed or amended as provided therein or by applicable law (the “Certificate of Formation”). The operating agreement of Merger Sub, as in effect immediately prior to the Step Two Merger Effective Time, will be the operating agreement of the Surviving Company, until thereafter changed or amended as provided therein, by the Certificate of Formation or by applicable law (the “Operating Agreement”).

(e)    Manager and Officers. At the Step Two Merger Effective Time, the manager of Merger Sub immediately prior to the Effective Time shall be the initial manager of the Surviving Company, to hold its position in accordance with the Certificate of Formation and the Operating Agreement of the Surviving Company. At the Step Two Merger Effective Time, the officers of Merger Sub immediately prior to the Step Two Merger Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed.

(f)    Treatment of Capital Stock In Step Two Merger. Subject to the provisions of this Agreement, at the Step Two Merger Effective Time, automatically by virtue of the Step Two Merger and without any action on the part of any shareholder: (i) each membership interest of Merger Sub outstanding immediately prior to the Step Two Merger shall be unchanged and shall remain issued and outstanding; and (ii) each share of Interim Surviving Corporation common stock issued and outstanding prior to the Step Two Merger Effective Time shall be cancelled without consideration and shall cease to be an issued and outstanding share of Interim Surviving Corporation common stock.

SECTION 1.07.    Conversion of Securities. At the Effective Time, by virtue of the Mergers and without any action on the part of M&I, Merger Corp., Merger Sub, the Company, or the holders of any of the following securities:

(a)    Each share of Series A Preferred will be converted into six shares of Common Stock. Each share of Series B Preferred will receive the liquidation preference to which it is entitled, which may be paid in either cash on hand in the Company at closing or by M&I Common Stock. Each share of the common stock $0.01 par value, of the Company (“Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 1.07(f)) shall be canceled and extinguished and be converted into and become a right to receive $2.89 per share (the “Merger Consideration”), to be paid in the manner provided in Section 1.07(c) below.

(b)    Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by M&I, Merger Corp., Merger Sub or the Company or any direct or indirect subsidiary of

M&I, Merger Corp., Merger Sub or the Company shall be canceled and extinguished and no payment shall be made with respect thereto.

(c)    The Merger Consideration of $2.89 per share of Company Common Stock shall be paid with shares of $1.00 par value common stock of M&I (“M&I Common Stock”), for an aggregate purchase price of twenty-one million dollars ($21,000,000.00). Each shareholder of the Company will be entitled to exchange for each share of his or her Company Common Stock for the number of shares of M&I Common Stock equal to $2.89 divided by the Daily Average Price, which is equal to the average closing price per share of M&I Common Stock on the New York Stock Exchange (the “NYSE”) for the thirty (30) calendar days ending on and including the calendar day immediately preceding the Effective Time (as reported in an authoritative source).

(d)    No fractional shares of M&I Common Stock and no certificates or scrip certificates therefore shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount pursuant to Section 1.08(e) hereof.

(e)    The parties acknowledge and agree to the following: One of the Company’s shareholders is the North Star Trust Company Employee Stock Ownership Plan (the “ESOP”). The Shares held by the ESOP (the “ESOP Shares”) were acquired with the proceeds of loans from the Company to the ESOP (the “ESOP Loans”). Section 6-1 of the ESOP provides for the ESOP Shares to be allocated to a “Suspense Account” and to be released from the Suspense Account and allocated to the accounts of the ESOP participants over the term of the ESOP Loans. Section 7-12 of the ESOP provides that if the Trustee of the ESOP shall sell any of the ESOP Shares that are allocated to the Suspense Account (the “Suspense Account Shares”), the proceeds from that sale are to be allocated, first, toward repayment of the ESOP Loans, with the balance allocated to the “Other Investments Accounts” of the ESOP participants. In order to comply with the provisions of Section 7-12 of the ESOP, the ESOP Trustee shall pay off the ESOP Loans immediately after the completion of the exchange by the ESOP Trustee of the Suspense Account Shares for shares of M&I Common Stock. The ESOP Trustee shall pay off the ESOP Loans by transferring to M&I the cash proceeds received from the sale of that number of shares of M&I Common Stock with a value equal to the sum of the outstanding principal balance of the ESOP Loans plus all accrued interest on the ESOP Loans. Upon receipt of this payment, M&I shall deliver to the ESOP Trustee the note evidencing the ESOP Loans.

(f)    Each Share which shall be issued and outstanding as of the Effective Time and held by a shareholder who has validly perfected dissenter’s rights in accordance with Delaware Law, shall not be converted into or represent a right to receive the Merger Consideration pursuant to this Section 1.07 (all such Shares are hereinafter called “Dissenting Shares”). The Company shall give M&I prompt notice upon receipt by the Company of any written notice from any such shareholder of the Company (“Dissenting Shareholder”). The Company agrees that prior to the Effective Time, it will not, except with prior written consent of M&I, voluntarily make any payment with respect to, or settle or offer to settle, any request for withdrawal pursuant to the exercise of dissenter’s rights. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for his or her Shares shall receive payment therefore from M&I (but only after the amount thereof shall be agreed upon or finally determined pursuant to the provisions of applicable law). If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose his or her right to receive the value of his or her Shares, his or her Shares shall be thereupon be deemed to have been canceled as of the Effective Time and converted into the right to receive the Merger Consideration in accordance with the provisions of this Section 1.07.

(g)    The parties acknowledge that, no later than the Effective Time, the Company will terminate its stock appreciation rights plan and will pay to the participants therein the amounts they are entitled to receive under the terms of the plan assuming a fair market value for each share of Company Common Stock equal to the amount of consideration to be received in the Merger for a share of Company Common Stock. All payments in connection with the termination shall be made in cash, and shall only be made to the extent a participant would be vested under the plan immediately after the Effective Time.

SECTION 1.08.    Exchange of Certificates.

(a)    Exchange Agent. As of the Effective Time, M&I shall deposit, or shall cause to be deposited, with Illinois Stock Transfer Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article I through the Exchange Agent, the aggregate Merger Consideration consisting of certificates representing the shares of M&I Common Stock (such certificates for shares of M&I Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) issuable or payable, as the case may be, pursuant to Section 1.07 in exchange for outstanding shares of Company Common Stock.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.07 and cash in lieu of fractional shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as M&I may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable amount and form of Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore the applicable amount of the Merger Consideration which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder) and cash in lieu of fractional shares (if any), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper Merger Consideration may be delivered (or cash may be paid in lieu of fractional shares, if applicable), to a transferee if the Certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for the Merger Consideration until M&I has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by this Section 1.08, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable amount of the Merger Consideration and cash in lieu of any fractional shares of M&I Common Stock as contemplated by Section 1.08(e).

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to M&I Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of M&I Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.08(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of M&I Common Stock issued in exchange therefore, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of M&I Common Stock to which such holder is entitled pursuant to Section 1.08(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of M&I Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of M&I Common Stock.

(d)    No Further Rights in the Shares. All shares of M&I Common Stock issued and cash paid, as the case may be, upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.08(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Shares.

(e)    No Fractional Shares. No certificates or scrip representing fractional shares of M&I Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of M&I. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the Merger Consideration.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six (6) months after the Effective Time shall be delivered to M&I, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to M&I for payment of their claim to the applicable amount and form of the Merger Consideration, any cash in lieu of fractional shares of M&I Common Stock and any dividends or distributions with respect to M&I Common Stock.

(g)    Liability. Neither M&I, Merger Corp. nor the Company shall be liable to any holder of Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

(h)    Withholding Rights. M&I shall be entitled to deduct and withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares such amounts as M&I is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by M&I, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by M&I.

SECTION 1.09.    Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or M&I for any reason shall be converted into shares of M&I Common Stock or cash, as the case may be, in accordance with this Article I.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

For purposes of any representation, warranty, covenant, agreement or statement of the Company or the Subsidiaries in this Agreement, the term “Company and Subsidiaries” or “Company or Subsidiaries” shall mean the Company and the Subsidiaries. A true and complete list of the Subsidiaries, together with the jurisdiction of incorporation or organization of each Subsidiary and the percentage of each Subsidiary’s outstanding capital stock or other equity interest owned by the Company or another Subsidiary of the Company is set forth on Schedule 2.03.

In addition to the Subsidiaries identified in the Preambles of this Agreement, the term “Subsidiary” (or its plural) as used in this Agreement with respect to the Company shall mean any corporation, partnership, joint venture or other legal entity of which the Company, either alone or together with any other Subsidiary, owns directly or indirectly, twenty-five percent (25%) or more of the stock or other equity interest the holders of which are generally entitled to vote for the election of the directors or other governing body of such corporation or other legal entity.

Except as expressly set forth in the Disclosure Schedule attached hereto (the “Company Disclosure Schedule”), the Company hereby represents and warrants to M&I, Merger Corp. and Merger Sub as of the date of this Agreement, that:

SECTION 2.01.    Organization and Qualification of the Company; Subsidiaries. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. Each of the Subsidiaries is a state-chartered trust company, association, corporation, limited liability company, limited partnership, charitable foundation or trust duly organized, validly existing and in good standing under the laws of the state of its incorporation or organization. The Company and the Subsidiaries have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (“Approvals”) necessary to own, lease and operate their respective properties and to carry on their business as it is now being conducted (including, without limitation, appropriate authorizations from the Securities and Exchange Commission (the “SEC”), the National Association of Securities Dealers, Inc. (the “NASD”) and the Illinois Department of Financial and Professional Regulation, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below) on the Company and the Subsidiaries, taken as a whole. The term “Material Adverse Effect” as used in this Agreement shall mean any change or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to a party’s business, operations, properties (including intangible properties), condition (financial or otherwise), assets or liabilities (including contingent liabilities) except to the extent caused by an act of terrorism or events that affect the entire national economy or the financial services industry as a whole. Neither the Company nor the Subsidiaries have received notice of proceedings relating to the revocation or modification of any Approvals. The Company and the Subsidiaries are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of their properties owned, leased or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole. In addition to the Subsidiaries, the Company holds interests, either directly or indirectly, in other entities, all of which are duly organized and validly existing under the laws of their respective state of organization and each of which has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate its property and to carry on its business as is now being conducted.

SECTION 2.02.    Certificate of Incorporation and Bylaws. The Company and the Subsidiaries have heretofore furnished to M&I a complete and correct copy of the Certificate of Incorporation and the Bylaws, as amended or restated, of each entity and such Certificate of Incorporation and Bylaws are in full force and effect and none of the entities is in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

SECTION 2.03.    Capitalization. The authorized capital stock of the Company consists of 12,800,000 shares of Common Stock, par value $0.01 per share; Series A Preferred Stock, par value $0.01 per share, 1,200,000 shares authorized (“Series A Preferred”); and Series B Preferred, par value $0.01 per share, 325,000 shares authorized (“Series B Preferred”). As of the date of this Agreement, (i) 5,997,909 shares of the Company’s Common Stock, 200,000 shares of the Company’s Series A Preferred Stock, and 55,155 shares of the Company’s Series B Preferred Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable (except as provided by Delaware Law), and all of which common and preferred shares have been issued in compliance with applicable securities laws; and (ii) no shares of the Company’s Common Stock are held in the Company’s treasury. Upon conversion of the Series A and Series B Preferred Stock, a total of 7,253,064 shares of the Company’s Common Stock shall be outstanding. Except as set forth in the Company’s Disclosure Schedule at Section 2.03(a), as of the date of this Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or the Subsidiaries or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in the Company or the Subsidiaries. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of the Company’s Common Stock or the unissued capital stock of any Subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. No shares of the Company’s Common Stock were issued in violation of any preemptive rights. Each of the outstanding shares of capital stock or other equity interests in each of the Subsidiaries are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of any preemptive rights applicable to any Subsidiary and such shares or other equity interests owned by the Company or any Subsidiary are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations of the Company’s voting rights, charges or other encumbrances of any nature whatsoever.

SECTION 2.04.    Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the approval and adoption of this Agreement by (i) the Board of Directors and (ii) the holders of a majority of the outstanding shares of the Company’s Common Stock in accordance with Delaware Law and the Company’s Articles of Incorporation and Bylaws). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by M&I, Merger Corp. and Merger Sub constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms.

SECTION 2.05.    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of the Company and the Subsidiaries, (ii) conflict with or violate any domestic (Federal, state or local) law, statute, ordinance, rule, regulation, order, judgment or decree (collectively, “Laws”) applicable to the Company and the Subsidiaries, or by which their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company and the Subsidiaries pursuant to, or require the giving of any notice to a party to or third party beneficiary of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company and the Subsidiaries is a party or by which the Company and the Subsidiaries or its or any of their respective properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole.

(b)    Except as disclosed in the Company’s Disclosure Schedule at Section 2.05(b), the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange of 1934, as amended (the “Exchange Act”), state securities or blue sky laws (“Blue Sky Laws”), the Division of Banking of the Illinois Department of Financial and Professional Regulation (“Trust Company Laws”), regulations and rules promulgated by the NASD, the state and Federal banking laws and regulations, and the filing and recordation of appropriate merger or other documents as required by Delaware Law and Wisconsin Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent the Company from performing its obligations under this Agreement, and would not have a Material Adverse Effect on the Company and the Subsidiaries, taken as a whole, all of the foregoing being disclosed in the Company’s Disclosure Schedule at Section 2.05(b).

SECTION 2.06.    Compliance; Permits. Neither the Company nor the Subsidiaries are in conflict with, or in default or violation of, (a) any Laws applicable to the Company or the Subsidiaries or by which any of their respective properties are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or the Subsidiaries is a party or by which the Company or the Subsidiaries or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

SECTION 2.07.    Regulatory Reports and Financial Statements.

(a)    The Company and the Subsidiaries have timely filed all forms, reports and other documents required to be filed with the Illinois Department of Financial and Professional Regulation and any other applicable federal or state securities or banking authorities (all such reports and statements are collectively referred to as the “Company Reports”). The Company Reports, including all Company Reports filed after the date of this Agreement, (i) were or will be prepared in accordance with the requirements of applicable law and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)    Each of the consolidated financial statements of the Company (including, in each case, any related notes thereto) delivered to M&I, whether or not contained in the Company Reports (the “Financial Statements”), including, but not limited to, any Company Reports filed since the date of this Agreement and prior to or at the Effective Time, have been or will be prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly presents the consolidated financial position of the Company and the Subsidiaries as of the respective dates thereof and the consolidated results of its or their operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c)    Except as and to the extent set forth on the consolidated balance sheets of the Company and the Subsidiaries as of December 31, 2005 and September 30, 2006, including all notes thereto (the “Company Balance Sheet”), neither the Company nor the Subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with GAAP, except (i) for liabilities or obligations incurred in the ordinary course of business that would not, individually or in the aggregate, have a Material Adverse Effect on the Company or the Subsidiaries, taken as a whole, or (ii) as otherwise reflected in the Company Reports referred to in Section 2.07(a) hereof.

(d)    To the extent applicable, the Company, and to the knowledge of the Company, each of its officers and directors are in compliance with and have complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), and any related rules and regulations promulgated by the SEC thereunder.

(e)    The Company has established and maintains a system of internal control over financial reporting (“internal controls”). To the knowledge of the Company based on its evaluation of internal controls prior to the date hereof, such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of the Company financial statements for external purposes in accordance with GAAP. The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to the Company in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect the Company’s ability to record, process, summarize and report financial information and (ii) any material fraud known to the Company that involves management or other employees who have a significant role in internal controls. The Company has made available to M&I a summary of any such disclosure regarding material weaknesses and fraud made by management to the Company’s auditors and audit committee since December 31, 2004. For purposes of this agreement, a “significant deficiency” in controls means a control deficiency that adversely affects an entity’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with GAAP. A “significant deficiency” may be a single deficiency or a combination of deficiencies that results in more than a remote likelihood that a misstatement of the annual or interim financial statements that is more than inconsequential will not be prevented or detected. For purposes of this Agreement, a “material weakness” in controls means a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

(f)    Except as disclosed on Section 2.07(f) of the Company’s Disclosure Schedule, there are no outstanding loans made by the Company or any of the Subsidiaries to any executive officer or director of the Company.

(g)    Except (i) for those liabilities that are fully reflected or reserved against on the consolidated balance sheets of the Company as of September 30, 2006, (ii) for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2006 and (iii) as set forth in Section 2.07(g) of the Company’s Disclosure Schedule, neither the Company nor any of the Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise due or to become due), required to be disclosed on a balance sheet prepared in accordance with GAAP, that, either alone or when combined with all similar liabilities, has had, or would reasonably be expected to have, a Material Adverse Effect on the Company or the Subsidiaries taken as a whole.

(h)    The Company has not been notified by its independent registered public accounting firm that such accounting firm is of the view that any financial statement included in any registration statement or report filed by the Company under any Federal or state securities law should be restated, or that the Company should modify its accounting in future periods in a manner that would have, or would be reasonably expected to have, a Material Adverse Effect on the Company or the Subsidiaries taken as a whole.

(i)    Since January 1, 2006, neither the Company nor the Subsidiaries nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or representative of the Company or the Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or the Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or the Subsidiaries has engaged in questionable accounting or auditing practices. To the Company’s knowledge, no attorney representing the Company or the Subsidiaries, whether or not employed by the Company or the Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s Board of Directors or any committee thereof or to any director or officer of the Company. Since January 1, 2006, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel or the Company’s Board of Directors or any committee thereof.

SECTION 2.08.    Absence of Certain Changes or Events. Except as disclosed in the Financial Statements or in the Company’s Disclosure Schedules pursuant to this Agreement, since December 31, 2005, to the date of this Agreement, the Company and the Subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since December 31, 2005, there has not been (a) any change in the financial condition, results of operations or business of the Company or the Subsidiaries having a Material Adverse Effect on the Company or the Subsidiaries taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of the Company or the Subsidiaries having a Material Adverse Effect on the Company or the Subsidiaries taken as a whole, (c) any change by the Company or the Subsidiaries in their accounting methods, principles or practices, except for compliance with applicable new requirements of the Financial Accounting Standards Board, (d) any revaluation by the Company or the Subsidiaries of any of their material assets in any material respect, (e) any entry by the Company or the Subsidiaries into any commitment or transactions material to the Company or the Subsidiaries, taken as a whole, other than in the ordinary course and other than this Agreement, (f) any declaration, setting aside or payment of any dividends (other than dividends paid in the ordinary course, consistent with past practice) or distributions in respect of shares of the Company’s Common Stock or any redemption, purchase or other acquisition of any of its securities or any of the securities of the Subsidiaries, or (g) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in compensation payable or to become payable to any officers or key employees of the Company or the Subsidiaries, other than in the ordinary course consistent with past practice disclosed in the Company’s Disclosure Schedule at Section 2.08.

SECTION 2.09.    Absence of Litigation.

(a)    Except as disclosed in the Company’s Disclosure Schedule at Section 2.09, (i) neither the Company nor the Subsidiaries is subject to any continuing order of, or written agreement or memorandum of understanding with, or continuing material investigation by, any Federal or state banking or securities authority, self-regulatory organization or other governmental entity, or any judgment, order, writ, injunction, decree or award of any governmental entity or arbitrator, including, without limitation, cease-and-desist or other orders of any regulatory authority, (ii) there is no claim of any kind, action, suit, litigation, proceeding, arbitration, investigation, or controversy affecting the Company or the Subsidiaries pending or, to the knowledge of the Company, threatened, and (iii) there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to the Company or the Subsidiaries as a result of the examination by any regulatory authority.

(b)    The Company is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist, which would cause it or any of the Subsidiaries to be deemed (i) to be operating in violation of any material respect of the Bank Secrecy Act, as amended, the USA PATRIOT ACT of 2001 and the regulations promulgated thereunder, as amended (the “Patriot Act”), any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy, data protection, security breach notification and customer information requirements contained in any Laws including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the Fair Credit Reporting Act and the regulations, promulgated thereunder, as well as the provisions of the information security program adopted pursuant to 12 Code of Federal Regulations Part 40. The Company is not aware of any facts or circumstances which would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause it or any of the Subsidiaries to undertake any material remedial action or be subject to any applicable data breach notification Laws. The Company’s Board of Directors (or where appropriate the board of any of the Subsidiaries) has adopted and implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and it (or such other of the Subsidiaries) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

SECTION 2.10.    Employee Benefit Plans.

(a)    The Company Disclosure Schedule at Section 2.10(a) lists all “employee pension benefit plans,” as such term is defined in section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) without regard to any exemptions from any requirements thereunder issued by the United States

Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by the Company or the Subsidiaries (the “Pension Plans”). The term “Pension Plan” shall also include any terminated “employee pension benefit plan” previously maintained, sponsored or contributed to by the Company or the Subsidiaries which, as of the Effective Time, has not distributed all of its assets in full satisfaction of accrued benefits and/or obligations.

(b)    The Company Disclosure Schedule at Section 2.10(b) lists all “employee welfare benefit plans,” as defined in ERISA section 3(1) without regard to any exemptions from any requirements thereunder issued by the United States Department of Labor in regulations or otherwise, maintained, sponsored or contributed to by the Company or the Subsidiaries (the “Welfare Plans”). The term “Welfare Plans” shall also include any terminated employee welfare benefit plan previously maintained, sponsored or contributed to by the Company or the Subsidiaries which, as of the Effective Time, has not distributed all of its assets and/or satisfied all of its obligations.

(c)    The Company has made available to M&I true and complete copies of the documents governing each of the Pension Plans and Welfare Plans.

(d)    The Company Disclosure Schedule at Section 2.10(d) lists all plans or programs to provide fringe benefits to the Company’s and the Subsidiaries’ employees (other than Pension Plans and Welfare Plans) including, but not limited to vacation, sick leave, disability, medical, hospitalization, life insurance and other insurance plans or related benefits (the “Fringe Benefit Plans”).

(e)    The Company has made available to M&I true and complete copies of the documents governing each Fringe Benefit Plan.

(f)    The Company has no direct or indirect, formal or informal, plan, fund or program to change any Pension Plan, Welfare Plan or Fringe Benefit Plan that would affect any of the Company’s or the Subsidiaries’ employees. Neither the Company nor the Subsidiaries has made a material modification, within the meaning of ERISA Section 102 and the regulations thereunder, to any existing Pension Plan, Welfare Plan or Fringe Benefit Plan which is not set forth in the Pension Plan, Welfare Plan or Fringe Benefit Plan documents provided to M&I.

(g)    For purposes of this Section 2.10, “Company” shall include the Company, the Subsidiaries and all members of any controlled group of corporations (within the meaning of Code section 414(b), relevant Treasury Regulations and Pension Benefit Guaranty Corporation (“PBGC”) regulations issued pursuant to ERISA Section 4001), any group of trades or businesses under common control (within the meaning of Code Section 414(c), relevant Treasury Regulations and Pension Benefit Guaranty Corporation regulations issued pursuant to ERISA Section 4001) and any affiliated service group (within the meaning of Code Section 414(m) and relevant Treasury Regulations and proposed Treasury Regulations) of which the Company or any Subsidiary is a member.

(h)    Neither the Company nor the Subsidiaries has ever been obligated to contribute to any multi-employer plan within the meaning of ERISA Section 3(37).

(i)    To the Company’s knowledge, the Pension Plans, Welfare Plans and Fringe Benefit Plans and the trusts and other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans have been administered in all material respects in compliance with the applicable requirements of ERISA, the Code, the plan documents and all other applicable rules, regulations and laws. To the Company’s knowledge, the Pension Plans, Welfare Plans and Fringe Benefit Plans and the trusts or other funding vehicles related to the Pension Plans, Welfare Plans and Fringe Benefit Plans meet all applicable requirements, in form and in operation required for favorable tax treatment under the Code. All required contributions pursuant to the Pension Plans, Welfare Plans and Fringe Benefit Plans for all periods prior to the Effective Time have been made or will be made prior to the Effective Time. There are no pending or, to the Company’s knowledge, threatened claims, lawsuits or arbitrations which have been asserted or instituted against the Pension Plans, Welfare Plans or Fringe Benefit Plans or any fiduciaries thereof with respect to their duties to the Pension Plans, Welfare Plans or Fringe Benefit Plans or the assets of any of the trusts under any Pension Plans, Welfare Plans or Fringe Benefit Plans. To the Company’s knowledge, no representations or communications with respect to participation, eligibility for benefits, vesting, benefit accrual or coverage under the Pension Plans, Welfare Plans or Fringe Benefit Plans have been made to the Company’s or the Subsidiaries’ employees other than those which are in accordance with the terms of such Pension Plans, Welfare Plans or Fringe Benefit Plans in effect immediately prior to the Effective Time.

(j)    With respect to any Welfare Plan which is a “group health plan” as defined in Code Section 4980B, the Company and the Subsidiaries have complied with the continuation coverage requirements of Code Section 4980B for any periods prior to the Effective Time.

(k)    The Company has furnished to M&I true and complete copies of all documents relating to the Pension Plans, Welfare Plans or Fringe Benefit Plans, including, but not limited to, the following: any service provider agreements, any investment management agreements, fiduciary insurance policies, fidelity bonds, rules, regulations or policies of the trustees or any committee thereunder.

(1)    To the Company’s knowledge, no fiduciary of the Pension Plans or Welfare Plans has engaged in any “prohibited transaction” (as defined in ERISA Section 406 or Code Section 4975) nor has any fiduciary breached any fiduciary responsibility, as described in Part 4 of Title I of ERISA with respect to such Pension Plans or Welfare Plans.

(m)    The Company has no knowledge of the occurrence of any event with respect to any Pension Plan which could result in a liability of the Company, any Subsidiary or any member of the Company’s controlled group to the PBGC, other than the timely payment of premiums pursuant to Section 4007 of ERISA. All required PBGC premiums have been paid for the periods through the Effective Time.

(n)    Except as set forth in Company’s Disclosure Schedule at Section 2.10(n), no Welfare Plan or Fringe Benefit Plan provides any form of post-retirement health benefits to retired employees of the Company or the Subsidiaries, other than benefits required to be provided pursuant to Code Section 4980B.

SECTION 2.11.    Employment Contracts; Material Contracts. Except as set forth in the Company’s Disclosure Schedule at Section 2.11, neither the Company nor the Subsidiaries is a party to or bound by (a) any employment or consulting contract; (b) any contract or commitment for capital expenditures in excess of $10,000.00 for any one (1) project; (c) contracts or commitments for the purchase of materials or supplies or for the performance of services over a period of more than sixty (60) days from the date of this Agreement; (d) any joint venture, partnership or similar contract or commitment; or (e) any contract or commitment outside of the ordinary course of business.

SECTION 2.12.    Registration Statement; Proxy Statement. None of the information supplied or to be supplied by the Company for inclusion in (a) the Registration Statement (as defined in Section 6.01), (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective times such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the Company’s shareholders meeting (pursuant to Section 6.02) (the “Meeting”) shall be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Meeting.

SECTION 2.13.     Title to Property. The Company Disclosure Schedule at Section 2.13 correctly identifies all real property leased by the Company and the Subsidiaries. Neither the Company nor its Subsidiaries owns any real property. The Company and the Subsidiaries each has good and defensible title to all of their personal properties and assets, tangible and intangible, free and clear of all mortgage liens, and free and clear of all other liens, charges and encumbrances except liens for taxes not yet due and payable and such minor imperfections of title, if any, as to not materially detract from the value of or interfere with the present use of the property affected thereby or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company or the Subsidiaries, taken as a whole; and all leases pursuant to which the Company or the Subsidiaries leases from others real or personal property including, without limitation, leases for branch offices are in good standing, valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or the Subsidiaries has not taken adequate steps to prevent such a default from occurring). The Company’s and the Subsidiaries’ buildings and equipment in regular use have been reasonably maintained and are in good and serviceable condition, reasonable wear and tear excepted. To the Company’s knowledge, none of the buildings, structures or appurtenances owned or leased by the Company or the Subsidiaries for their operation or maintenance as now operated or maintained, contravenes any zoning ordinances or other administrative regulations (whether or not permitted because of prior non-conforming use) or violates any restrictive covenant or any provision of law, the effect of which would materially interfere with or prevent the continued use of such properties for the purposes for which they are now being used or would materially and adversely affect the value thereof.

SECTION 2.14.    Compliance with Environmental Laws.

(a)    The term “Company’s Property” shall mean any real property and improvements currently owned, leased, used, operated or occupied by the Company or the Subsidiaries;

(b)    The term “Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating in any way to any Environmental Law or Environmental Permit;

(c)    The term “Environmental Laws” shall mean all Federal, state and local laws including statutes, regulations and other governmental restrictions and requirements relating to the discharge of air pollutants, water pollutants or process wastewater or the disposal of solid or hazardous waste or otherwise relating to the environment or hazardous substances or employee health and safety.

(d)    The term “Environmental Permits” shall mean all permits, approvals, identification numbers, licenses and other authorizations required under any applicable Environmental Law.

(e)    The term “Hazardous Substances” shall mean all hazardous and toxic substances, wastes and materials; any pollutants or contaminants (including, without limitation, petroleum products, asbestos and raw materials which include hazardous constituents); and any other similar substances or materials which are regulated under Environmental Laws.

(f)    The Environmental Permits (if any) are in full force and effect and, to the Company’s knowledge, constitute all permits, licenses, approvals and consents relating to Environmental Laws or Hazardous Substances required for the conduct of the Company’s and the Subsidiaries’ businesses and the use of the Company’s Property (as presently conducted and used) is in compliance with Environmental Laws.

(g)    The Company and the Subsidiaries have filed all reports, returns and other filings required to be filed with respect to the Company’s Property under Environmental Laws and the Environmental Permits except where the failure to do so would not have a Material Adverse Effect on the Company’s or Subsidiaries’ businesses or financial condition, taken as a whole.

(h)    Except as set forth in the Company’s Disclosure Schedule at Section 2.14(h), to the Company’s knowledge, the business of the Company and the Subsidiaries and the Company’s Property have been and are being operated by the Company and the Subsidiaries in accordance with all Environmental Laws and Environmental Permits and neither the Company nor the Subsidiaries has received any written notice nor does the Company or the Subsidiaries have knowledge that the Company’s Property is not in material compliance with all Environmental Laws and Environmental Permits and no proceeding for the suspension, revocation or cancellation of any Environmental Permit is pending or, to the Company’s knowledge, threatened.

(i)    Except as set forth in the Company’s Disclosure Schedule at Section 2.14(i), there are no actions pending, or to the Company’s knowledge, threatened against the Company or any of the Subsidiaries (naming the Company or the Subsidiaries), which in any case assert or allege (i) the Company or the Subsidiaries (naming the Company or the Subsidiaries) violated any Environmental Law or Environmental Permit or are in default with respect to any Environmental Permit or any order, writ, judgment, variance, award or decree of any government authority; (ii) the Company or the Subsidiaries is required to clean up or take remedial or other response action due to the disposal, discharge or other release of any Hazardous Substance on the Company’s Property or elsewhere; or (iii) the Company or the Subsidiaries is required to contribute to the cost of any past, present or future cleanup or remedial or other response action which arises out of or is related to the disposal, discharge or other release of any Hazardous Substance by the Company, the Subsidiaries or others. The Company, the Subsidiaries, and the Company’s Property are not subject to any judgment, stipulation, order, decree or agreement arising under Environmental Laws.

(j)    Except as set forth in the Company’s Disclosure Schedule at Section 2.14(j), with respect to the period during which the Company or the Subsidiaries occupied the Company’s Property (i) no Hazardous Substances have been treated, recycled or disposed of by the Company or the Subsidiaries (intentionally or unintentionally) on, under or at the Company’s Property; (ii) there has been no release or threatened release by the Company or the Subsidiaries of any Hazardous Substance from the Company’s Property; (iii) to the Company’s knowledge, there have been no activities on the Company’s or the Subsidiaries Property which would subject M&I, its subsidiaries, or any subsequent occupier of the Company’s Property to damages, penalties, injunctive relief or cleanup costs under any Environmental Laws or common law theory of liability.

SECTION 2.15.    Absence of Agreements. Neither the Company nor the Subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of the Company or the Subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or method by which, the Company or the Subsidiaries may carry on its business), or in any manner relates to its capital adequacy, its credit policies or its management nor has the Company or the Subsidiaries been advised that any Federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

SECTION 2.16.    Taxes. The Company and the Subsidiaries have timely filed all Tax Returns (as defined below) required to be filed by them, and the Company and the Subsidiaries have timely paid and discharged all Taxes (as defined below) due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which the Company is maintaining reserves adequate for their payment. To the best knowledge of the Company, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. For purposes of this Agreement, “Tax” or “Taxes” shall mean taxes, charges, fees, levies, and other governmental assessments and impositions of any kind, payable to any Federal, state, local or foreign governmental entity or taxing authority or agency, including, without limitation, (a) income, franchise, profits, gross receipts, estimated, ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, disability, employment, social security, workers compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, (b) customs, duties, imposts, charges, levies or other similar assessments of any kind, and (c) interest, penalties and additions to tax imposed with respect thereto, and “Tax Returns” shall mean returns, reports, and information statements with respect to Taxes required to be filed with the United States Internal Revenue Service (the “IRS”) or any other governmental entity or taxing authority or agency, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits, administrative proceedings, court proceedings or otherwise, or, to the best of the Company’s knowledge, threatening to assert against the Company or the Subsidiaries any deficiency or claim for additional Taxes. Neither the Company nor the Subsidiaries has granted any waiver of any statute of limitation with respect to, or any extension of a period for the assessment of any Tax. There are no Tax liens on any assets of the Company or the Subsidiaries. Neither the Company nor the Subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on the Company or the Subsidiaries taken as a whole, after the Effective Time. The accruals and reserves for Taxes reflected in the Company’s Balance Sheet are adequate to cover all Taxes accruable by the Company and the Subsidiaries on a consolidated basis through the date thereof (including Taxes being contested) in accordance with GAAP. Except as may be set forth in the Company’s Disclosure Schedule at Section 2.16, no agreements relating to allocating or sharing of Taxes exist between the Company and the Subsidiaries.

SECTION 2.17.    Insurance. Complete and correct copies of all material policies of fire, product or other liability, workers’ compensation and other similar forms of insurance owned or held by the Company and the Subsidiaries have been delivered to M&I. Subject to expirations and renewals of insurance policies in the ordinary course of business, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date as of which this representation is being made have been paid (other than retrospective premiums which may be payable with respect to workers’ compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy. Such policies are and shall remain valid, outstanding and enforceable policies, and will not be terminated prior to the Effective Time. To the best knowledge of the Company, the insurance policies to which the Company or the Subsidiaries are parties are sufficient for compliance with all material requirements of law and all material agreements to which the Company or the Subsidiaries are parties and will be maintained by the Company and the Subsidiaries until the Effective Time. Neither the Company nor the Subsidiaries has been refused any insurance with respect to any material assets or operations, nor has coverage been limited in any respect material to their operations by any insurance carrier to which they have applied for any such insurance or with which they have carried insurance during the last five (5) years.

SECTION 2.18.    Absence of Adverse Agreements. Neither the Company nor the Subsidiaries is a party to any agreement or instrument or any judgment, order or decree or any rule or regulation of any governmental authority which materially and adversely affects or in the future may have a Material Adverse Effect on the financial condition, results of operations, assets, business or prospects of the Company or the Subsidiaries taken as a whole.

SECTION 2.19.    Internal Controls and Records. The Company and the Subsidiaries maintain books of account which accurately and validly reflect, in all material respects, all loans, mortgages, collateral and other business transactions and maintain accounting controls sufficient to ensure that all such transactions are (a) in all material respects, executed in accordance with its management’s general or specific authorization, and (b) recorded in conformity with GAAP. There is no amendment to any agreement, collateral document or security which is not fully reflected in the books and records of the Company or the Subsidiaries.

SECTION 2.20.    Loans. Except as disclosed in the Company’s Disclosure Schedule at Section 2.20, (a) neither the Company nor the Subsidiaries is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, with any director or executive officer of the Company or the

Subsidiaries, or any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing; or (b) to the Company’s knowledge, neither the Company nor the Subsidiaries is a party to any written or oral loan agreement, note or borrowing arrangement in violation of any law, regulation or rule of any governmental authority and which violation could have a Material Adverse Effect on the Company or the Subsidiaries taken as a whole.

SECTION 2.21.    Labor Matters. To the Company’s knowledge, the Company and the Subsidiaries are in compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and are not engaged in any unfair labor practice; (b) there is no unfair labor practice complaint against the Company or the Subsidiaries pending before the National Labor Relations Board; (c) there is no labor strike, dispute, slowdown, representation campaign or work stoppage actually pending or threatened against or affecting the Company or the Subsidiaries; (d) no grievance or arbitration proceeding arising out of or under collective bargaining agreements is pending and no claim therefore has been asserted against the Company or the Subsidiaries; and (e) neither the Company nor the Subsidiaries is experiencing any material work stoppage.

SECTION 2.22.    Brokers. Except as set forth in the Company’s Disclosure Schedule at Section 2.22, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or in connection with any other transaction, whether consummated or not, based upon arrangements made by or on behalf of the Company or the Subsidiaries.

SECTION 2.23.    Accounting and Tax Matters.

(a)    To the knowledge of the Company, neither the Company nor the Subsidiaries has through the date of this Agreement taken or agreed to take any action that would prevent M&I from accounting for the business combination to be effected by the Mergers as a purchase transaction or would prevent the Merger from qualifying as a reorganization under Section 368(a)(1) of the Code.

(b)    To the knowledge of the Company, there is no plan or intention on the part of shareholders of the Company who will receive M&I Common Stock to sell or otherwise dispose of an amount of M&I Common Stock to be received in the Mergers which would reduce their ownership of M&I Common Stock to a number of shares having in the aggregate a value at the time of the Merger of less than fifty percent (50%) of the total value of the Company’s Common Stock outstanding immediately prior to the Merger.

SECTION 2.24.    Full Disclosure. No statement contained in any document, certificate, or other writing furnished or to be furnished by or at the direction of the Company to M&I, Merger Corp. or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

SECTION 2.25.    Vote Required. The affirmative vote of a majority of the votes that holders of the outstanding shares of the Company’s Common Stock (including the holders of the Series A Preferred and the Series B Preferred, voting on an as-converted basis) are entitled to cast is the only vote of the holders of any class or series of the Company’s or the Subsidiaries’ capital stock necessary to approve the Mergers and the transactions contemplated hereby.

SECTION 2.26.    Board Approval. As soon as possible after the execution of this Agreement, the Company’s Board of Directors, at a meeting duly called, constituted and held, will by the unanimous vote of all directors present at the meeting (a) determine that this Agreement and the transactions contemplated thereby, including the Mergers, is advisable to, fair to and in the best interests of the Company and its shareholders, (b) propose this Agreement for approval and adoption by the shareholders of the Company and declare the advisability of this Agreement, and (c) recommend that the shareholders of the Company adopt and approve this

Agreement and direct that this Agreement be submitted for consideration by the shareholders of the Company at the Company Shareholders’ Meeting (collectively, the “Company’s Board of Directors Recommendation”).

SECTION 2.27.    Trust Agreements. The Company’s Disclosure Schedule at Section 2.27 sets forth, as of the date hereof a complete and correct list of all clients for which NS Trust, or the Company or any other Subsidiary, provides trustee, custodial, investment management, payment agent and/or recordkeeping services pursuant to agreements between NS Trust, or the Company or any other Subsidiary (“Trust Agreements”). The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, result in any material breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others (including, without limitation, any regulatory authority or court of competent jurisdiction) any rights of termination, amendment or cancellation of any such Trust Agreement nor result in the removal, resignation or termination of the responsibilities of NS Trust, or the Company or any other Subsidiary, thereunder. NS Trust, or the Company or any other Subsidiary, has duly performed all its material obligations under the Trust Agreements to the extent such obligations have accrued, and no material breach, default or event which constitutes or would (with the passage of time, notice or both) constitute a material breach or default thereunder. NS Trust, or the Company or any other Subsidiary, are in compliance in all material respects with the terms and conditions of the Trust Agreements and all applicable Laws relating thereto, other than those Laws the penalty for the violation of which, if imposed or asserted, would not result in M&I, Merger Corp. or Merger Sub incurring any damages. Neither NS Trust, nor the Company or any other Subsidiary, has taken any action or omitted to take any action, that would cause either NS Trust, or the Company or any other Subsidiary, to be subject to disqualification or removal for cause as trustee, custodian, payment agent or recordkeeper, as applicable, or other similar capacity under any Trust Agreement nor has NS Trust, nor the Company or any other Subsidiary, been so disqualified or removed from such capacity.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF M&I, MERGER CORP. AND MERGER SUB

Except as set forth in the Disclosure Schedule attached hereto (the “the M&I Disclosure Schedule”), M&I, Merger Corp. and Merger Sub hereby represent and warrant to the Company that:

SECTION 3.01.    Organization and Qualification. M&I and Merger Corp. are financial holding companies duly organized and validly existing under the laws of the State of Wisconsin. M&I is registered with the Federal Reserve Board as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”), and a financial holding company under the Gramm-Leach-Bliley Act. M&I, Merger Corp. and Merger Sub have the requisite corporate power and authority and are in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders (the “M&I Approvals”) necessary to own, lease and operate their properties and to carry on their businesses as they are now being conducted, including appropriate authorizations from the Federal Reserve Board, except where the failure to be so organized and existing or to have such power, authority and M&I Approvals would not, individually or in the aggregate, have a Material Adverse Effect on M&I, Merger Corp. or Merger Sub taken as a whole. M&I, Merger Corp. and Merger Sub have not received any notice of proceedings relating to the revocation or modification of any such M&I Approvals. M&I, Merger Corp. and Merger Sub are duly qualified or licensed as foreign corporations to do business, and are in good standing, in each jurisdiction where the character of properties owned, leased or operated by them or the nature of their activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Material Adverse Effect on M&I, Merger Corp. or Merger Sub.

SECTION 3.02.    Articles of Incorporation and Bylaws. M&I, Merger Corp. and Merger Sub have heretofore made available to the Company a complete and correct copy of their Articles of Incorporation and Bylaws and Certificate of Formation and Operating Agreement, as amended or restated. Such Articles of Incorporation, Bylaws, Certificate of Formation and Operating Agreement are in full force and effect. M&I, Merger Corp. and Merger Sub are not in violation of any of the provisions of their Articles of Incorporation, Bylaws, Certificate of Formation or Operating Agreement.

SECTION 3.03.    Capitalization. The outstanding capital stock of M&I is, and the shares of M&I’s Common Stock to be issued pursuant to the Mergers, when so issued, will be, duly authorized, validly issued, fully paid and non-assessable, fully registered under the Securities Act and have not, and will not have, been issued in violation of the preemptive rights of any person. As of September 30, 2006, the issued and outstanding shares of M&I Common Stock totaled 255,108,173 shares, and 7,146,762 shares were held in treasury.

SECTION 3.04.    Authority. M&I, Merger Corp. and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and to perform their obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by M&I, Merger Corp. and Merger Sub and the consummation by M&I, Merger Corp. and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of M&I, Merger Corp. and Merger Sub and no other corporate proceedings on the part of M&I, Merger Corp. or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated hereby. This Agreement has been duly and validly executed and delivered by M&I, Merger Corp. and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of M&I, Merger Corp. and Merger Sub, except as enforcement may be limited by general principles of equity, whether applied in a court of law or a court in equity, and by bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally.

SECTION 3.05.    No Conflict; Required Filings and Consents.

(a)    The execution and delivery of this Agreement by M&I, Merger Corp. and Merger Sub does not, and the performance of this Agreement by M&I, Merger Corp. and Merger Sub shall not, (i) conflict with or violate the Articles of Incorporation or Bylaws of M&I or Merger Corp. or the Certificate of Formation or Operating Agreement of Merger Sub, (ii) conflict with or violate any laws applicable to M&I, Merger Corp. and Merger Sub or by which their properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of M&I, Merger Corp. or Merger Sub pursuant to, or require the giving of any notice to a third party to or a third party beneficiary of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which M&I, Merger Corp. or Merger Sub is a party or by which M&I, Merger Corp. or Merger Sub or their properties are bound or affected, except for any such breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Material Adverse Effect on M&I, Merger Corp. and/or Merger Sub.

(b)    The execution and delivery of this Agreement by M&I, Merger Corp. and Merger Sub does not, and the performance of this Agreement by M&I, Merger Corp. or Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements of the Securities Act, the Exchange Act, Blue Sky Laws, the BHCA, the NYSE, the Federal and state banking laws and the filing and recordation of appropriate merger or other documents as required by Delaware Law and Wisconsin Law, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent M&I, Merger Corp. and Merger Sub from performing their obligations under this Agreement, and would not have a Material Adverse Effect on M&I, Merger Corp. and/or Merger Sub.

SECTION 3.06.    Compliance; Permits. M&I, Merger Corp. and Merger Sub are not in conflict with, or in default or violation of (a) any Law applicable to M&I, Merger Corp. or Merger Sub or by which their property is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which M&I, Merger Corp. or Merger Sub is a party or by which M&I, Merger Corp. or Merger Sub or any of their properties are bound or affected, except for any such conflicts, defaults or violations which would not, individually or in the aggregate, have a Material Adverse Effect on M&I, Merger Corp. and/or Merger Sub.

SECTION 3.07.    Securities Reports; Financial Statements.

(a)    As of the date of this Agreement, M&I has made available to the Company in the form filed with the SEC (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 2005, 2004, 2003 and 2002, respectively, (ii) Quarterly Reports on Form 10-Q for the periods ended March 31, 2006, June 30, 2006 and September 30, 2006, (iii) all definitive proxy statements relating to the M&I’s meetings of shareholders (whether annual or special) held since December 31, 2003, (iv) all Reports on Form 8-K filed by M&I with the SEC since December 31, 2003, (v) all other reports or registration statements filed by M&I with the SEC since December 31, 2003, and (vi) all amendments and supplements to all such reports and registration statements filed by M&I with the SEC since December 31, 2003, (collectively, “M&I SEC Reports”) and (vii) all reports filed with the Federal Deposit Insurance Corporation (the “FDIC”), the Office of the Comptroller of the Currency (the “OCC”), the Federal Reserve Board, the Office of Thrift Supervision (the “OTS”), the DFI and any other applicable Federal or state securities or banking authorities (all such reports and statements are collectively referred to with the M&I SEC Reports as the “M&I Reports”). The M&I Reports, including all M&I Reports filed after the date of this Agreement, (i) were or will comply as to form in all material respects with the requirements of the Securities and Exchange Act of 1934 and other applicable laws and (ii) did not at the time they were filed, or will not at the time they are filed, contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)    Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the M&I SEC Reports, including any M&I SEC Reports filed since the date of this Agreement and prior to or on the Effective Time, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of M&I and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and changes in financial position for the periods indicated, except that any unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

(c)    Except as set forth on the consolidated balance sheet of M&I and its subsidiaries as of September 30, 2006, including all notes thereto, neither M&I nor its subsidiaries have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on a balance sheet, or in the notes thereto, prepared in accordance with GAAP, except for liabilities or obligations incurred in the ordinary course of business since September 30, 2006, that would not have a Material Adverse Effect on M&I.

(d)    M&I and, to the knowledge of M&I, each of its officers and directors are in compliance with and have complied in all material respects with (A) the applicable provisions of Sarbanes-Oxley and any related rules and regulations promulgated by the SEC thereunder and (B) the applicable listing and corporate governance rules and regulations of the NYSE. With respect to each Report on Form 10-K and Form 10-Q and each amendment of any such report filed by the Company with the SEC since December 31, 2003, the Chief Executive Officer and Chief Financial Officer of M&I have made all certifications required by Sarbanes-Oxley and the rules and regulations promulgated thereunder at the time of such filing, and to M&I’s knowledge, the statements contained in each such certification were true and correct when made. Further, M&I has established and maintains “disclosure controls and procedures” (as defined in Rule 13a-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to M&I and the subsidiaries required to be disclosed by M&I in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to M&I’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of M&I required by Section 302 of Sarbanes-Oxley with respect to such report.

(e)    M&I has established and maintains a system of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) (“internal controls”). To the knowledge of M&I based on its evaluation of internal controls prior to the date hereof, such internal controls are sufficient to provide reasonable assurance regarding the reliability of M&I’s financial reporting and the preparation of M&I’s financial statements for external purposes in accordance with GAAP. M&I has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to M&I’s auditors and audit committee (i) any significant deficiencies and material weaknesses known to M&I in the design or operation of internal controls which are reasonably likely to adversely affect in a material respect M&I’s ability to record, process, summarize and report financial information and (ii) any material fraud known to M&I that involves management or other employees who have a significant role in internal controls. M&I has made available to the Company a summary of any such disclosure regarding material weaknesses and fraud made by management to M&I’s auditors and audit committee since December 31, 2003.

(f)    There are no outstanding loans made by M&I or any of its subsidiaries to any executive officer (as defined in Rule 3b-7 promulgated under the Exchange Act) or director of M&I, other than loans that are subject to Regulation O under the Federal Reserve Act.

(g)    M&I has not been notified by its independent public accounting firm or by the staff of the SEC that such accounting firm or the staff of the SEC, as the case may be, are of the view that any financial statement included in any registration statement filed by M&I under the Securities Act or any periodic or current report filed by M&I under the Exchange Act should be restated, or that M&I should modify its accounting in future periods in a manner that would have, or would be reasonably expected to have, a Material Adverse Effect on M&I.

(h)    Since January 1, 2006, neither M&I nor any of its subsidiaries nor, to M&I’s knowledge, any director, officer, employee, auditor, accountant or representative of M&I or any of its subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of M&I or any of its subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that M&I or any of its subsidiaries has engaged in questionable accounting or auditing practices. To M&I’s knowledge, no attorney representing M&I or any of its subsidiaries, whether or not employed by M&I or any of its subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by M&I or any of its officers, directors, employees or agents to M&I’s Board of Directors or any committee thereof or to any director or officer of M&I. Since January 1, 2006, there have been no material internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, M&I’s Board of Directors or any committee thereof.

SECTION 3.08.    Absence of Certain Changes or Events. Except as disclosed in the M&I SEC Reports filed prior to the date of this Agreement, since September 30, 2006, to the date of this Agreement, M&I and its subsidiaries have conducted their businesses only in the ordinary course and in a manner consistent with past practice and, since September 30, 2006, there has not been (a) any change in the financial condition, results of operations or business of M&I or its subsidiaries having a Material Adverse Effect on M&I or its subsidiaries, taken as a whole, (b) any damage, destruction or loss (whether or not covered by insurance) with respect to any assets of M&I or its subsidiaries having a Material Adverse Effect on M&I or its subsidiaries, taken as a whole, (c) any change by M&I in its accounting methods, principles or practices, (d) any revaluation by M&I of any of its material assets in any material respect, or (e) to the date of this Agreement, any entry by M&I or any of its subsidiaries into any commitment or transactions material to M&I or its subsidiaries, taken as a whole.

SECTION 3.09.    Absence of Litigation. Except as disclosed in the M&I Disclosure Schedule at Section 3.09, there is no claim, action, suit, litigation, proceeding, arbitration, investigation, or controversy of any kind affecting M&I or any of M&I’ subsidiaries pending or, to the knowledge of M&I, threatened, except for matters which will not have, and cannot reasonably be expected to have, a Material Adverse Effect on M&I or its subsidiaries taken as a whole, and there are no uncured material violations, or violations with respect to which material refunds or restitutions may be required, cited in any compliance report to M&I or any of M&I’s subsidiaries as a result of an examination by any regulatory authority.

SECTION 3.10.    Registration Statement; Proxy Statement. None of the information supplied or to be supplied by M&I, Merger Corp. or Merger Sub for inclusion in (a) the Registration Statement (as defined in Section 6.01) (b) the Proxy Statement/Prospectus (as defined in Section 6.01), or (c) any other document to be filed with the SEC or other regulatory authority in connection with the transactions contemplated hereby, at the respective time such documents are filed and, in the case of the Registration Statement, when it becomes effective and at the Effective Time, and with respect to the Proxy Statement/Prospectus, when mailed, shall be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading. In the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, none of such information at the time of the shareholder meeting (as provided for in Section 6.02) shall be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the shareholder meeting (as provided for in Section 6.02). All documents filed with the SEC or other regulatory authority by M&I in connection with the Merger shall comply as to form in all material respects with the provisions of applicable law.

SECTION 3.11.    Absence of Agreements. Neither M&I nor any of its subsidiaries is a party to any written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter which restricts materially the conduct of its business (including any contract containing covenants which limit the ability of M&I or its subsidiaries to compete in any line of business or with any person or which involve any restriction of the geographical area in which, or any method by which, M&I or its subsidiaries may carry on their businesses (other than as may be required by Law or applicable regulatory authorities), or in any manner relates to their capital adequacy, their credit policies or management, except for those the existence of which has been disclosed to the Company prior to the date of this Agreement, nor has M&I or any of its subsidiaries been advised that any Federal, state or governmental agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter or similar submission.

SECTION 3.12.    Taxes. M&I and its subsidiaries have timely filed all Tax Returns required to be filed by them, and M&I and its subsidiaries have timely paid and discharged all Taxes due in connection with or with respect to the filing of such Tax Returns and have timely paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings and with respect to which M&I is maintaining reserves adequate for their payment. To the best knowledge of M&I, the liability for Taxes set forth on each such Tax Return adequately reflects the Taxes required to be reflected on such Tax Return. Neither the IRS nor any other governmental entity or taxing authority or agency is now asserting, either through audits or administrative proceedings, court proceedings or otherwise, or, to the best of M&I’s knowledge, threatening to assert against M&I or any of its subsidiaries any deficiency or claim for additional Taxes. Neither M&I nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. There are no tax liens on any assets of M&I or any of its subsidiaries. Neither M&I nor any of its subsidiaries has received a ruling or entered into an agreement with the IRS or any other governmental entity or taxing authority or agency that would have a Material Adverse Effect on M&I or its subsidiaries, taken as a whole, after the Effective Time. The accruals and reserves for taxes reflected in the M&I Balance Sheet are adequate to cover all Taxes accruable through the date thereof (including Taxes being contested) in accordance with GAAP. Except as set forth in M&I Disclosure Schedule at Section 3.12 no agreements relating to allocating or sharing of Taxes exist among M&I and its subsidiaries and no tax indemnities given by M&I or its subsidiaries in connection with a sale of stock or assets remain in effect. Except as disclosed in the M&I Disclosure Schedule at Section 3.12, neither M&I nor any of its subsidiaries is required to include in income either (i) any amount in respect of any adjustment under Section 481 of the Code, or (ii) any installment sale gain. Neither M&I nor any of its subsidiaries has made an election under Section 341(f) of the Code.

SECTION 3.13.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finders or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of M&I, Merger Corp. or Merger Sub.

SECTION 3.14.    Accounting and Tax Matters. To the best knowledge of M&I, neither M&I nor any of its affiliates has through the date of this Agreement taken or agreed to take any action that would prevent M&I from accounting for the business combination to be effected by the Mergers as a purchase transaction or would prevent the Mergers from qualifying as a reorganization under Section 368(a)(1) of the Code.

SECTION 3.15.    Full Disclosure. No statement contained in any document, certificate, or other writing furnished or to be furnished by or at the direction of M&I to the Company in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in the light of the circumstances under which it has been made, in order to make the statements herein or therein not misleading.

SECTION 3.16.    Vote Required. Pursuant to applicable provisions of Wisconsin law and the requirements of the NYSE, no vote of the shareholders of M&I is required to approve the Merger.

ARTICLE IV

COVENANTS OF THE COMPANY

SECTION 4.01.    Affirmative Covenants. The Company hereby covenants and agrees with M&I, Merger Corp. and Merger Sub that prior to the Effective Time, unless the prior written consent of M&I shall have been obtained and except as otherwise contemplated herein, or in the Company’s disclosure schedule, it will and/or it will cause each of the Subsidiaries to:

(a)    Use reasonable efforts to operate its/their business only in the usual, regular and ordinary course consistent with past practices;

(b)    Use reasonable efforts to preserve intact its/their business organization and assets, to maintain its/their rights and franchises, to retain the services of its/their officers and key employees and to maintain their relationships with customers;

(c)    Use reasonable efforts to maintain and keep its/their properties in as good repair and condition as at present, ordinary wear and tear excepted;

(d)    Use reasonable efforts to keep in full force and effect insurance and bonds comparable in amount and scope of coverage to that now maintained by it/them;

(e)    Perform in all material respects all obligations required to be performed by it/them under all material contracts, leases, and documents relating to or affecting its/their assets, properties, and business and cooperate with M&I in obtaining landlord consents, estoppels, title insurance or endorsements and title affidavits;

(f)    Purchase and sell securities in accordance with past practices and in accordance with Section 4.02(j);

(g)    Suspend all redemptions, repurchases or other acquisitions of any shares of its capital stock, other equity interests or any securities or obligations convertible into or exchangeable for any shares of its capital or other equity interests, or any options, warrants, conversion or other rights to acquire shares of its capital stock, other equity interests or any such securities or obligations pursuant to any and all share repurchase programs of the Company or the Subsidiaries;

(h)    Use reasonable efforts to comply with and perform in all material respects all obligations and duties imposed upon it by all applicable Laws; and

(i)    Not to take any action or fail to take any action which, individually or in the aggregate, would be reasonably expected to have a Material Adverse Effect on the Company or the Subsidiaries;

(j)    Fully expense as of the date on which all conditions set forth in Article VII have been satisfied or waived all expenses (including fees) incurred in connection with the consummation of the transaction contemplated hereby. The parties agree that all fees and expenses related to the transactions contemplated hereby will be paid by the Company at Closing.

SECTION 4.02.    Negative Covenants. Except as specifically contemplated by this Agreement, or as disclosed on the Company disclosure schedule, from the date of this Agreement until the Effective Time, the Company shall not do, or permit the Subsidiaries to do, without the prior written consent of M&I, any of the following:

(a)    (i) Except as set forth on the Company Disclosure Schedule at Section 4.02(a), grant any increase in compensation or grant any bonuses (incentive or special) to its employees as a class, or to its officers or directors (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares), except for such increases in compensation and/or bonuses granted in the ordinary course of business and in a manner consistent with the Company’s past practices, (ii) effect any change in retirement benefits to any class of employees or officers (unless any such change shall be required by applicable law) which would increase its retirement benefit liabilities, (iii) adopt, enter into, amend or modify any employee benefit plan or make any adjustments pursuant to any employee benefit plan, or (iv) enter into or amend any employment, severance or similar agreements or arrangements with any directors or officers;

(b)    Except as set forth on the Company Disclosure Schedule at Section 4.02(b), declare or pay any dividend on, or make any other distribution in respect of, its outstanding shares of capital stock;

(c)    Except as disclosed on Section 2.03(a) of the Company’s Disclosure Schedule, (i) redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants, conversion or other rights to acquire any shares of its capital stock or any such securities or obligations; (ii) merge with or into any other corporation, permit any other corporation to merge into it or consolidate with any other corporation, or effect any reorganization or recapitalization; (iii) purchase or otherwise acquire any assets or stock of any corporation, bank or other business; (iv) liquidate, sell, dispose of, or encumber any assets or acquire any assets, other than in the ordinary course of its business consistent with past practice; or (v) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(d)    Except as disclosed on Section 2.03(a) of the Company’s Disclosure Schedule, issue, deliver, award, grant or sell, or authorize or propose the issuance, delivery, award, grant or sale of, any shares of any class of its capital stock (including shares held in treasury) or any rights, warrants or options to acquire, any such shares;

(e)    Initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Competing Transaction (as such term is defined below), or negotiate with any person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or the Subsidiaries to take any such action, and the Company shall promptly notify M&I orally and in writing of all of the relevant details relating to all inquiries and proposals which it may receive relating to any of such matters; provided, however, that nothing contained in this subsection (e) shall prohibit the Board of Directors of the Company from furnishing or permitting any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representative to furnish information to any party that requests information as to the Company and the Subsidiaries or taking any other action if the Board of Directors of the Company, after consultation with independent legal counsel, determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary duties to shareholders imposed by law. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving the Company or the Subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of ten percent (10%) or more of assets in a single transaction or series of transactions, excluding from the calculation of the percentage hereunder any such transactions undertaken in the ordinary course of business and consistent with past practice; (iii) any sale of ten percent (10%) or more of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock); (iv) any tender offer or exchange offer for ten percent (10%) or more of outstanding shares of capital stock; (v) any solicitation of proxies in opposition to approval by the Company’s shareholders of the Mergers; (vi) any person shall have acquired beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, ten percent (10%) or more of the then outstanding shares of capital stock of the Company or any of its Subsidiaries; or (vii) any public announcement of a proposal, plan or intention to do any of the foregoing;

(f)    Propose or adopt any amendments to the corporate charter or Bylaws in any way materially adverse to M&I, Merger Corp. or Merger Sub;

(g)    Except in their fiduciary capacities for the account of customers, purchase any shares of M&I Common Stock;

(h)    Change any of its methods of accounting in effect at December 31, 2005, or change any of its methods of reporting income or deductions for Federal income tax purposes from those employed in the preparation of the Federal income tax returns for the taxable year ending December 31, 2005, except as may be required by law or GAAP;

(i)    Change any trust investment, liability management or other material policies concerning the business or operations of the Company or the Subsidiaries in any material respect; organize any new subsidiaries or enter into any new line of business whether or not permissible under applicable Federal or state law, or make any material changes in its operations;

(j)    (i) Incur or assume any material obligation or liability, including without limitation any obligation for borrowed money, except as disclosed in the Company’s Disclosure Schedule at Section 4.02(j), whether or not evidenced by a note, bond, debenture or similar instrument and whether or not being incurred to reduce other existing liabilities, or make any loan or investment (excluding U.S. Treasury Securities and municipal loans) in an amount greater than $100,000.00 per investment; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingent or otherwise) for the obligations of any other person or entity; (iii) mortgage, license, pledge or grant a security interest in any of its material assets or allow to exist any material lien thereon; except (A) for liabilities and obligations (including corporate debt issuances) incurred in the ordinary course of business consistent with past practices and in amounts not material to the Company or the Subsidiaries; and (B) as may be required under existing agreements to which the Company or the Subsidiaries is a party; (iv) acquire assets (including equipment) or securities in excess of $25,000.00 in the aggregate (excluding loans and investments permitted in (i) above; (v) enter into any other contract or agreement involving annual payments by the Company or the Subsidiaries or the other party or parties thereto in excess of $25,000.00; (vi) pay, discharge, or satisfy any debts or claims not in the ordinary course of business and consistent with past practices and in no event with a value in excess of $25,000.00 individually; (vii) settle any claim, action, suit, litigation, proceeding, arbitration, investigation or controversy of any kind, for any amount in excess of $25,000.00 or in any manner which would restrict in any material respect the operations or business of the Company or the Subsidiaries; or (viii) purchase any new financial product or instrument which involves entering into a contract with a term of six (6) months or longer; or

(k)    Agree in writing or otherwise to do any of the foregoing.

SECTION 4.03.    Access and Information.

(a)    Upon reasonable notice, and without unreasonable disruption to the business carried on by the Company or the Subsidiaries, the Company shall (and shall cause the Subsidiaries to) afford to M&I’s officers, employees, accountants, legal counsel and other representatives access, during normal business hours, to all of its properties, books, contracts, commitments and records. Prior to the Effective Time, the Company shall (and shall cause the Subsidiaries to) furnish promptly to M&I (i) a copy of each Company Report filed by it (to the extent permitted by law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of any Federal or state banking laws or any other applicable laws promptly after such documents are available; (ii) the audited financial statements of the Company and the Subsidiaries for the year ended December 31, 2006, if available or, if unavailable, the unaudited financial statements of the Company and the Subsidiaries for such year provided that the audited financial statement shall be delivered upon completion of the audit as soon as possible; (iii) a summary of any action taken by the Board of Directors, or any committee thereof, of the Company and the Subsidiaries; (iv) all other information concerning the business, properties and personnel of the Company or the Subsidiaries as M&I may reasonably request. Subsection (a)(ii) of this Section 4.03 shall not extend beyond the Effective Time.

(b)    Any information provided to the Company by M&I whether prior to or subsequent to the date of this Agreement shall be kept confidential by the representatives of the Company and the Subsidiaries (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by the Company in any document required to be filed with any government authority or agency. The Company agrees that the Confidentiality Agreement dated August 2, 2006, entered into between the Company and M&I (the “Confidentiality Agreement”) shall remain in full force and effect and binding on the Company and shall survive the termination of this Agreement.

SECTION 4.04.    Affiliates; Accounting and Tax Treatment. Within thirty (30) days after the date of this Agreement, and, in any event, prior to the Effective Time, (a) the Company shall deliver to M&I a letter identifying all persons who are then “affiliates” of the Company, including, without limitation, all directors and executive officers of the Company for purposes of Rule 145 promulgated under the Securities Act and (b). The Company shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws, and shall obtain from each person identified in such letter a written agreement, on or prior to the Effective Time, substantially in the form attached hereto as Exhibit 4.04. The Company shall obtain from any person who becomes an affiliate of the Company after the Company’s delivery of the letter referred to above, and on or prior to the Effective Time, a written agreement substantially in the form attached hereto as Exhibit 4.04 as soon as practicable after attaining such status. The Company will use its reasonable best efforts to cause the Merger to qualify as a reorganization under Section 368(a)(1) of the Code.

SECTION 4.05.    Expenses.

(a)    Except as provided in Section 8.02, below, all Expenses (as described below) incurred by M&I, Merger Corp., Merger Sub and the Company shall be borne solely and entirely by the party which has incurred the same. Without limiting the Company’s obligations pursuant to the preceding sentence, the Company shall be responsible for expenses in connection with the preparation of audited financial statements as of the year ended December 31, 2006, and related schedules for the Company and the Subsidiaries.

(b)    “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the party and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation and execution of this Agreement, the preparation of the Registration Statement and Proxy Statement/Prospectus, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby.

SECTION 4.06.    Delivery of Shareholder List. The Company shall or shall arrange to have its transfer agent deliver to M&I or its designee, from time to time prior to the Effective Time, a true and complete list setting forth the names and addresses of the shareholders of the Company, their holdings of stock as of the latest practicable date, and such other shareholder information as M&I may reasonably request.

SECTION 4.07.    Update Disclosure; Breaches.

(a)    From and after the date of this Agreement until the Effective Time, the Company shall update the Company Disclosure Schedule on a regular basis by written notice to M&I, Merger Corp. and Merger Sub to reflect any matters which have occurred from and after the date of this Agreement which, if existing on the date of this Agreement, would have been required to be described therein; provided that (i) to the extent that any information that would be required to be included in an update under this Section 4.07(a) would have in the past been contained in internal reports prepared by the Company or any of the Subsidiaries in the ordinary course, such update may occur by delivery of such internal reports prepared in accordance with past practice, with appropriate steps taken by the Company to identify relevant information contained therein, and (ii) to the extent that updating required under this Section 4.07 is unduly burdensome to the Company, the Company and M&I, Merger Corp. and Merger Sub will use their reasonable best efforts to develop alternate updating procedures using, wherever possible, existing reporting systems.

(b)    The Company shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to M&I, Merger Corp. and Merger Sub and use its reasonable best efforts to prevent or promptly remedy the same.

ARTICLE V

COVENANTS OF M&I

SECTION 5.01.    Affirmative Covenants. M&I hereby covenants and agrees with the Company that prior to the Effective Time, unless the prior written consent of the Company shall have been obtained, and except as otherwise contemplated herein it will and will cause Merger Corp. and Merger Sub to:

(a)    Maintain its corporate existence in good standing and maintain all books and records in accordance with accounting principles and practices as utilized in M&I’s financial statements applied on a consistent basis;

(b)    Conduct its business in a manner that does not violate any law, except for possible violations which individually or in the aggregate do not, and insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on M&I or its subsidiaries taken as a whole; and

(c)    Will, to the best of its ability and in all material respects, (i) comply with applicable Blue Sky Laws and regulations, the Securities Act, the regulations of the NYSE and the Exchange Act, and (ii) remain qualified under the Exchange Act and the rules and regulations thereunder and cause its shares to qualify for listing on the NYSE.

SECTION 5.02.    Access and Information.

(a)    After the date of this Agreement and prior to the Effective Time, M&I shall (and shall cause each of its subsidiaries to) furnish promptly to the Company (i) a copy of each M&I SEC Report filed by it or received by it (to the extent permitted by law) after the date of this Agreement and prior to the Effective Time pursuant to the requirements of Federal or state securities laws, the BHCA, any other Federal or state banking laws or any other applicable laws promptly after such documents are available, and (ii) all other information concerning the business, properties and personnel of M&I or its subsidiaries as the Company may reasonably request.

(b)    Any information provided to M&I by the Company or the Subsidiaries, whether prior to or subsequent to the date of this Agreement, shall be kept confidential by the representatives of M&I (and shall be used by them only in connection with this Agreement and the transactions contemplated hereby) except to the extent that (i) it was already known to such representatives when received, (ii) it hereafter becomes lawfully obtainable from other sources, or (iii) it is required to be disclosed by M&I in any document required to be filed with any government agency. Upon any termination of this Agreement pursuant to Article VIII hereof, M&I agrees to promptly return all information and documents that it has obtained from the Company in connection herewith. M&I agrees that the Confidentiality Agreement shall remain in full force and effect and binding on M&I and shall survive the termination of this Agreement.

SECTION 5.03.    Accounting and Tax Treatment. M&I will use reasonable commercial efforts to cause the Mergers to qualify as a reorganization under Section 368 (a)(1) of the Code.

SECTION 5.04.    Registration Statement. M&I will use reasonable commercial efforts to cause the Registration Statement to be declared effective by the SEC under the Securities Act and to obtain all other Federal and state securities permits and other authorizations necessary to issue M&I Common Stock in exchange for the Company Common Stock and to consummate the Merger.

SECTION 5.05.    Negative Covenants. Except as set forth in Section 5.05 of the M&I Disclosure Schedule or as otherwise contemplated by this Agreement, from the date of this Agreement until the Effective Time, M&I shall not, or agree to commit to, or permit any of its subsidiaries to, without the prior written consent of the Company, propose or adopt any amendments to its Articles of Incorporation or By-Laws in a manner which would adversely affect in any manner the terms of the M&I Common Stock or the ability of M&I to consummate the transactions contemplated hereby, or agree in writing to do any of the foregoing; provided, however, that any such amendment to the M&I Articles to increase the authorized number of shares of M&I Common Stock shall not be deemed to have such an adverse effect.

SECTION 5.06.    Breaches. M&I shall, in the event it becomes aware of the impending or threatened occurrence of any event or condition which would cause or constitute a material breach (or would have caused or constituted a material breach had such event occurred or been known prior to the date of this Agreement) of any of its representations or agreements contained or referred to herein, give prompt written notice thereof to the Company and use its reasonable best efforts to prevent or promptly remedy the same.

SECTION 5.07.    Stock Exchange Listing. M&I shall cause the shares of M&I Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time.

SECTION 5.08.    Tax Treatment. M&I, Merger Corp. and Merger Sub shall use commercially reasonable efforts to cause the Mergers taken together to qualify as a reorganization under Section 368(a) of the Code.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.01.    Registration Statement. As promptly as reasonably practicable after the execution of this Agreement, M&I shall prepare and file a registration statement on Form S-4 (the registration statement together with the amendments thereto are defined as the “Registration Statement” and the prospectus and proxy materials contained therein are defined as the “Proxy Statement/Prospectus”) with the SEC covering the M&I Common Stock to be issued in the Merger (subject to the immediately following sentence), with a view toward permitting the Registration Statement to become effective as soon as reasonably practicable. M&I does not undertake to file post-effective amendments to Form S-4 or to file a separate registration statement to register the sale of M&I Common Stock by affiliates of M&I pursuant to Rule 145 promulgated under the Securities Act. The Company will furnish to M&I all information concerning the Company, the Subsidiaries and Affiliates required to be set forth in the Registration Statement, and M&I will provide the Company and its counsel the opportunity to review and approve such information as set forth in the Registration Statement and Proxy Statement/Prospectus. M&I and the Company will each render to the other its full cooperation in preparing, filing, prosecuting the filing of, and amending the Registration Statement such that it comports at all times with the requirements of the Securities Act and the Exchange Act. Specifically, but without limitation, each will promptly advise the other if at any time before the Effective Time any information provided by it for inclusion in the Registration Statement appears to have been, or shall have become, incorrect or incomplete and will furnish the information necessary to correct such misstatement or omission. As promptly as practicable after the effective date of the Registration Statement, the Company will mail to its shareholders (a) the Proxy Statement/Prospectus, and (b) as promptly as practicable after approval thereof by M&I and the Company, such other supplementary proxy materials as may be necessary to make the Proxy Statement/Prospectus comply with the applicable requirements of the Securities Act and the Exchange Act. Except as provided above and except with the prior written consent of M&I, the Company will not mail or otherwise furnish or publish to shareholders of the Company any proxy solicitation material or other material relating to the Merger that constitute a “prospectus” within the meaning of the Securities Act. M&I shall also take any action required to be taken under any applicable Blue Sky Law in connection with the issuance of the shares of M&I Common Stock to be issued as set forth in this Agreement and the Company and the Subsidiaries shall furnish all information concerning the Company and the Subsidiaries, and the holders of the Company’s Common Stock and other assistance as M&I may reasonably request in connection with such action.

SECTION 6.02.    Meeting of the Shareholders. The Company shall: (a) either cause a shareholders meeting to be duly called and held or solicit the written consent of shareholders as soon as practicable to consider and vote upon the Merger and any related matters in accordance with the applicable provisions of applicable Law, (b) subject to the exception for the exercise of its fiduciary duties in Section 4.02(e) submit this Agreement to the shareholders together with a majority recommendation for approval by the Board of Directors of the Company, solicit the approval thereof by the shareholders of the Company by mailing or delivering to each shareholder a combined Proxy Statement/Prospectus, and use its best efforts to obtain the approval and adoption of the Merger by the requisite percentage of the Company’s Shares outstanding as of the record date for the meeting.

SECTION 6.03.    Appropriate Action; Consents; Filings. The Company, M&I, Merger Corp. and Merger Sub shall use all reasonable efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate and make effective the transactions contemplated by this Agreement; (b) obtain all consents, licenses, permits, waivers, approvals, authorizations or orders required under Law (including, without limitation, all foreign and domestic (Federal, state and local) governmental and regulatory rulings and approvals and parties to contracts) in connection with the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby and thereby, including, without limitation, the Mergers; and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under (i) the Securities Act and the Exchange Act and the rules and regulations there under, and any other applicable Federal and state securities law, (ii) any applicable Federal or state banking and/or trust laws and regulations and (iii) any other applicable Law; provided that M&I, Merger Corp., Merger Sub and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith. The Company and M&I shall furnish all information required on any application or other filing to be made pursuant to the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement/Prospectus and the Registration statement) in connection with the transactions contemplated by this Agreement. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use all reasonable efforts to take all such necessary action.

SECTION 6.04.    Notification of Certain Matters. The Company shall give prompt notice to M&I, and M&I shall give prompt written notice to the Company, of (a) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate, and (b) any failure of the Company or M&I, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.04 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

SECTION 6.05.    Public Announcements. M&I and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Mergers and shall not issue any such press release or make any such public statement prior to such consultation and without mutual consent of both parties, except as may be required by Law.

SECTION 6.06.    Environmental Matters. In the event M&I or its environmental consultants discover or determine the existence of any environmental condition (including, without limitation, a spill, discharge or contamination) the result of which may require investigative or remedial action pursuant to any Federal, state, or local law, statute or regulation or may be the basis for the assertion of any third-party claims, including the claims of governmental entities, M&I shall promptly notify the Company thereof and the Company shall, at its sole cost and expense, proceed with due diligence to take reasonably appropriate action in response thereto.

SECTION 6.07.    Insurance and Indemnification.

(a)    By virtue of the occurrence of the Mergers, M&I shall from and after the Effective Time succeed to the Company’s obligations with respect to indemnification or exculpation now existing in favor of the directors, officers, employees and agents of the Company and the Subsidiaries as provided in the Company Certificate, Company By-Laws, indemnification agreements of the Company or the Subsidiaries or otherwise in effect as of the date of this Agreement with respect to matters occurring prior to the Effective Time. Section 6.07(a) of the Company Disclosure Schedule contains a complete list of all indemnification arrangements to which the Company is a party to on the date of this Agreement. The Company agrees not to amend or enter into new arrangements or agreements from and after the date hereof, provided that the Company may make changes to its directors and officers insurance (“D&O”) policy.

(b)    M&I understands and agrees that, prior to the Effective Time, the Company intends to obtain a three-year “run-off” insurance policy that provides coverage similar to the coverage provided under the Company’s D&O policy in effect on the date of this Agreement for the individuals who are directors and officers of the Company on the date of this Agreement for events occurring prior to the Effective Time; provided, however, without M&I’s prior written consent, the Company shall not pay more than 150% of the current annual premiums paid by the Company for the existing D&O policy to purchase such policy; and provided further, however, that prior to purchasing any such policy, the Company shall afford M&I the opportunity to purchase a substitute policy on terms not materially less favorable to such directors and officers. The Company represents that such current annual premium amount is set forth in Section 6.07(b) of the Company Disclosure Schedule.

SECTION 6.08.    Employee Benefit Plans. M&I agrees to use its best efforts to make available to the Company and its employees, substantially all of the benefit plans which are available to the employees of M&I and its subsidiaries, including but not limited to compensation and bonus programs, pension, 401(k), medical, dental, disability, life insurance, and accidental death and dismemberment. The Company agrees to cooperate with M&I in combining such benefit plans so long as the combination of such plans does not result in a significant loss of benefits to the employees of the Company.

In connection with the Mergers, the ESOP shall be terminated. Immediately prior to and effective as of the Step Two Effective Time, the Company shall amend the ESOP as follows: (a) to provide that the ESOP no longer is an “employee stock ownership plan” within the meaning of Section 4975 of the Code; (b) to terminate the plan; and (c) to permit immediate distributions to participants of up to 50 percent of the balances credited to their accounts under the ESOP, in addition to distributions to participants and beneficiaries in the ordinary course and pursuant to the terms of the ESOP currently in effect. Promptly following the Closing, the Trustee of the ESOP shall submit to the appropriate District Director of the IRS an application requesting a favorable letter of determination with respect to the continued tax-qualification of the ESOP after its amendment and termination (the “IRS Approval”). The application by the ESOP Trustee to the IRS shall disclose that the trust fund which forms a part of the ESOP shall be maintained until the IRS Approval is obtained. The ESOP Trustee shall be responsible for administering the trust fund until the IRS Approval has been obtained and all funds in the trust are distributed to the ESOP participants.

SECTION 6.09.    Termination of Employment. M&I agrees that it shall be within the sole discretion of the board of directors of the Company or the Company’s Subsidiaries to decide upon the termination of any employee so employed by the Company or the Subsidiaries prior to the Effective Time. If any such employee is terminated within one (1) year of the Effective Time, he/she shall be entitled to the greater of (a) the standard severance arrangements available to employees of M&I and its subsidiaries or (b) ninety (90) days’base compensation.

SECTION 6.10.    Customer Retention. To the extent permitted by Law or applicable regulation, the Company shall use all reasonable efforts to assist M&I in its efforts to retain the Company’s customers for the Surviving Company. Such efforts shall include making introductions of M&I’s employees to such customers, assisting in the mailing of information prepared by M&I and reasonably acceptable to the Company to such customers and actively participating in any “transitional marketing programs” as M&I shall reasonably request.

SECTION 6.11.    Voting Agreement. The Company shall cause certain shareholders holding at least 55% of the equity interests in the Company to execute a Voting Agreement in substantially the form attached hereto as Exhibit A within 5 business days of the date hereof.

SECTION 6.12.    Series B Preferred. The company shall use its best efforts to either (i) amend its certificate of incorporation to clarify that the liquidation preference payable to the holders of Series B Preferred triggered by the Mergers is $3.00 per share or (ii) obtain written acknowledgements from each holder of Series B Preferred that the liquidation preference payable to the holders of Series B Preferred triggered by the Mergers is $3.00 per share.

ARTICLE VII

CONDITIONS OF MERGERS

SECTION 7.01.    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Mergers shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall, on or prior to the Effective Time, have been initiated or, to the knowledge of M&I or the Company, threatened by the SEC. M&I shall have received all other Federal or state securities permits and other authorizations necessary to issue M&I Common Stock in exchange for the Company Common Stock and to consummate the Mergers.

(b)    Shareholder and Board Approval. This Agreement and the Mergers shall have been approved by the Company’s Board of Directors and approved and adopted by the requisite vote of the shareholders of the Company.

(c)    Regulatory Approvals. This Agreement and the transactions contemplated herein shall have been approved by the Federal Reserve Board, to the extent prior approval is necessary, and other appropriate banking and trust company agencies or self-regulatory organizations having jurisdiction over the transaction, which approval shall not contain any conditions which are not reasonably satisfactory to M&I, Merger Corp., Merger

Sub or the Company, all conditions required to be satisfied prior to the Effective Time imposed by the terms of such approvals shall have been satisfied and all waiting periods relating to such approvals shall have expired. The termination of the ESOP plan pursuant to Section 1.07(e) shall have been approved by the Internal Revenue Service.

(d)    No Order. No Federal or state governmental or regulatory authority or other agency or commission, or Federal or state court of competent jurisdiction, shall have enacted, issued promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect restricting, preventing or prohibiting consummation of the transactions contemplated by this Agreement.

(e)    NYSE Listing. The shares of M&I Common Stock to be issued at the Effective Time shall have been authorized for listing on the NYSE subject to official notice of issuance.

SECTION 7.02.    Additional Conditions to Obligations of M&I, Merger Corp. and Merger Sub. The obligation of M&I, Merger Corp. and Merger Sub to effect the Mergers are also subject to the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made at the Effective Time with the same force and effect as if made on and as of the Effective Time. M&I shall have received a certificate of the Chief Executive Officer of the Company to that effect.

(b)    Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c)    Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company and the Subsidiaries for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company and the Subsidiaries.

(d)    No Challenge. There shall not be pending any action, proceeding or investigation before any court or administrative agency or by any governmental agency or any other person (i) challenging or seeking material damages in connection with the Mergers or the conversion of the Company Common Stock into M&I Common Stock or cash pursuant to the Mergers, or (ii) seeking to restrain, prohibit or limit the exercise of full rights of ownership or operation by M&I or its subsidiaries of all or any portion of the business or assets of the Company or the Subsidiaries, which in either case is reasonably likely to have a Material Adverse Effect on either the Company or the Subsidiaries taken as a whole, or M&I or its subsidiaries taken as a whole.

(e)    Tax Opinion. An opinion of Godfrey & Kahn, S.C., independent counsel for M&I, to the effect that the Mergers will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that M&I, Merger Corp., Merger Sub and the Company will each be a party to that reorganization within the meaning of Section 368(b) of the Code, dated on or about the date that is two business days prior to the date the Proxy Statement/Prospectus is first mailed to shareholders of the Company, shall have been delivered and shall not have been withdrawn or modified in any material respect. In rendering such opinion, Godfrey & Kahn, S.C. may require and rely upon representations and covenants contained in certificates of officers of M&I, Merger Corp., Merger Sub and the Company.

(f)    No Material Adverse Change. Since the date of this Agreement (i) no event shall have occurred which has a Material Adverse Effect on the Company or the Subsidiaries taken as a whole, and (ii) no condition, event, fact, circumstances or other occurrence shall have occurred that may reasonably be expected to have or result in such a Material Adverse Effect on the Company or the Subsidiaries taken as a whole.

(g)    Affiliate Agreements. M&I shall have received from each person who is identified in the affiliate letter as an “affiliate” of the Company a signed affiliate agreement in the form attached hereto as Exhibit 4.04.

(h)    Comfort Letters. M&I shall have received from Wolf & Company LLP “comfort letters” dated as of the date of mailing of the Proxy Statement/Prospectus and the Effective Time, respectively, in form, scope and substance reasonably satisfactory to M&I, and as are customary for letters delivered by independent public accountants in connection with the procedures undertaken by them with respect to the financial statements and other financial information of the Company contained in registration statements similar to the Proxy Statement/Prospectus and the other matters contemplated by AICPA Statement No. 72, as amended and customarily included in comfort letters relating to transactions similar to transactions such as those contemplated by this Agreement and the Plan of Merger.

(i)    Company Approvals Obtained. All material Company Approvals and all filings required to be made by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, and all notice periods and waiting periods with respect thereto shall have expired or terminated and all conditions to be satisfied prior to the consummation of the transactions contemplated hereby shall have been satisfied.

(j)    Employment Agreements. Employment agreements, satisfactory to M&I in its sole and absolute discretion, with Martin Edwards, John Griffith, John Hommel, Robert Skowronski, and Ken Zubeck shall have been entered into and be in full force and effect and shall not have been breached or terminated by any party thereto.

(k)    Non-Compete Agreement. An agreement pursuant to which North Star Investment Services, Inc. agrees to change its name so as not to be similar to, or cause confusion with, the Surviving Company and its subsidiaries and not to compete with the Surviving Company and its subsidiaries shall have been entered into and be in full force and effect and shall not have been breached or terminated by any party thereto.

(l)    Termination of SAR Plan. No later than the Effective Time, the Company will terminate its stock appreciation rights plan and will pay to the participants therein the amounts they are entitled to receive under the terms of the plan assuming a fair market value for each share of Company Common Stock equal to the amount of consideration to be received in the Merger for a share of Company Common Stock. All payments in connection with the termination shall be made in cash, and shall only be made to the extent a participant would be vested under the plan immediately after the Effective Time.

SECTION 7.03.    Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

(a)    Representations and Warranties. Each of the representations and warranties of M&I, Merger Corp. and Merger Sub contained in this Agreement shall be complete and correct in all material respects (except that where any statement in a representation or warranty expressly includes a statement of materiality, such statement shall be true and correct in all respects) as of the Effective Time as though made on and as of the Effective Time with the same force and effect as if made on and as of the Effective Time. The Company shall have received a certificate of an executive officer of M&I to that effect.

(b)    Agreements and Covenants. M&I, Merger Corp. and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time.

(c)    Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made by M&I, Merger Corp. and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by M&I, Merger Corp. and Merger Sub.

(d)    Opinion of Counsel. The Company shall have received from Godfrey & Kahn, S.C., independent counsel for M&I, an opinion dated the Effective Time, in form and substance reasonably satisfactory to the Company which opinion shall be based on such assumptions and contain such qualifications and limitations as are appropriate and reasonably satisfactory to the Company.

(f)    Comfort Letters. The Company shall have received from Wolf & Company LLP “comfort letters” dated as of the date of mailing of the Proxy Statement/Prospectus and the Effective Time, respectively, in form, scope and substance reasonably satisfactory to the Company, and as are customary for letters delivered by independent public accountants in connection with the procedures undertaken by them with respect to the financial statements and other financial information of M&I contained in registration statements similar to the Proxy Statement/Prospectus and the other matters contemplated by AICPA Statement No. 72, as amended and customarily included in comfort letters relating to transactions similar to transactions such as those contemplated by this Agreement and the Plan of Mergers.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

SECTION 8.01.    Termination.

(a)    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Mergers by the shareholders of the Company:

(i)    By mutual written consent of M&I, Merger Corp., Merger Sub and the Company;

(ii)    By M&I, Merger Corp., Merger Sub or the Company (A) if there has been a breach in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have been breached in any respect) of any representation, warranty, covenant or agreement on the part of the Company, on the one hand, or M&I, Merger Corp. or Merger Sub, on the other hand, respectively, set forth in this Agreement, or (B) if any representation or warranty of the Company, on the one hand, or M&I, Merger Corp. or Merger Sub on the other hand, respectively, shall be discovered to have become untrue in any material respect (except that where any statement in a representation or warranty expressly includes a standard of materiality, such statement shall have become untrue in any respect), in either case which breach or other condition has not been cured within 10 business days following receipt by the non-terminating party of notice of such breach or other condition, provided, however, this Agreement may not be terminated pursuant to this clause (ii) by the breaching party or party making any representation or warranty which shall have become untrue in any material respect.

(iii)    By any of M&I, Merger Corp., Merger Sub or the Company if any permanent injunction preventing the consummation of the Merger shall have become final and non-appealable;

(iv)    By any of M&I, Merger Corp., Merger Sub or the Company if the merger shall not have been consummated before May 31, 2007, for a reason other than the failure of the terminating party to comply with its obligations under this Agreement;

(v)    By any of M&I, Merger Corp., Merger Sub or the Company if the Federal Reserve Board or any other Federal or state government agency authorized to act in the matter has denied approval of the Mergers or the transactions contemplated hereby or the consequences thereof (including, without limitation, the change in control of NS Trust or any of the other Subsidiaries) and neither M&I, Merger Corp., Merger Sub nor the Company has, within thirty (30) days after the entry of such order denying approval, filed a petition seeking review of such order as provided by applicable law;

(vi)    By any of M&I, Merger Corp., Merger Sub or the Company if any approval of the shareholders of the Company required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment thereof;

(vii)    By any of M&I, Merger Corp. or Merger Sub if any condition set forth in Sections 7.01 or 7.02 has not been satisfied or waived in writing by May 31, 2007; or

(viii)    By the Company if any condition set forth in Sections 7.01 or 7.03 has not been satisfied or waived in writing by May 31, 2007.

(b)    In the event of termination and abandonment by any party as provided above, written notice shall forthwith be given to other party, which notice shall specifically describe the basis for such termination.

SECTION 8.02.    Effect of Termination.

(a)    If the Mergers are not consummated as the result of termination of this Agreement caused otherwise than by breach of a party hereto, the Company and M&I each shall pay its Expenses in accordance with the terms and conditions under Section 4.05(a) and as the term “Expenses” is defined in Section 4.05(b) above, and this Agreement shall immediately terminate, except as set forth in Section 9.01 hereof, and neither the Company nor M&I shall have any liability under this Agreement for damages or otherwise.

(b)    If termination of this Agreement shall have been caused by breach of this Agreement by any party hereto, then, in addition to other remedies at law or equity for breach of this Agreement, the party so found to have breached this Agreement shall promptly (but not later than five (5) business days after receipt of notice from the non-breaching party) pay the non-breaching party for its documented out-of-pocket expenses and fees incurred in connection with or related to the Mergers.

SECTION 8.03.    Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Mergers by the shareholders of the Company, no amendment may be made which would change the amount or type of consideration into which each Share of Company Common Stock shall be converted pursuant to this Agreement upon consummation of the Mergers. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 8.04.    Waiver. At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.01.    Non-Survival of Representations, Warranties and Agreements. The representations, warranties and agreements of the parties in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII, except that the agreements set forth in Article I shall survive the Effective Time indefinitely and those set forth in Sections 4.03(b), 4.05, 5.02(b), 8.02 and Article IX hereof shall survive termination indefinitely.

SECTION 9.02.    Disclosure Schedules. The schedules and information set forth in the Disclosure Schedule specifically refer to the Section (and paragraph, if applicable) of this Agreement to which such schedule and information is responsive. The Disclosure Schedule shall not vary, change or alter the literal meaning of the representations and warranties of the parties contained in this Agreement, other than creating exceptions thereto which are directly responsive to the language of the representations and warranties contained in this Agreement.

SECTION 9.03.    Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address) and shall be effective upon receipt:

(a)	If to M&I, Merger Corp. or Merger Sub:

Marshall & Ilsley Corporation

770 North Water Street

Milwaukee, Wisconsin 53202

Telecopier: (414) 765-7899

Attention: Randall J. Erickson

With a copy to:

Godfrey & Kahn, S.C.

780 North Water Street

Milwaukee, WI 53202

Telecopier: (414) 273-5198

Attention: Helge K. Lee

(b)	If to Company:

North Star Financial Corporation

500 West Madison, Suite 3150

Chicago, IL 60661

Telecopier: (312) 242-6223

Attention: John R. Griffith

With a copy to:

Levenfeld Pearlstein LLC

2 North LaSalle Street

Chicago, IL 60602

Telecopier: (312) 346-8434

Attention: Richard I. Shapiro

SECTION 9.04.    Certain Definitions. For purposes of this Agreement, the term:

(a)    “Affiliate” means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which M&I (either alone, or through or together with any subsidiary) has, directly or indirectly, an interest of five (5%) or more;

(b)    “Beneficial owner” with respect to any Shares, means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates (as such term defined in Rule 12b-2 of the Exchange Act) has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warranties or options, or otherwise, or (B) the right to vote pursuant to any agreement , arrangement or understanding, (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purposes of acquiring, holding, voting or disposing of any Shares or (iv) pursuant to Section 13(d) of the Exchange Act and any rules or regulations promulgated there under;

(c)    “Business day” means any day other than a day on which banks in Wisconsin are required or authorized to be closed;

(d)    “Control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock or as trustee or executor, by contract or credit arrangement or otherwise; and

(e)    “Person” means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the “Exchange Act).

SECTION 9.05.    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.06.    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

SECTION 9.07.    Entire Agreement. This Agreement together with the Disclosure Schedules and Exhibits hereto and the Confidentiality Agreement constitutes the entire agreement of the parties and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

SECTION 9.08.    Assignment. This Agreement shall not be assigned by any party by operation of law or otherwise, except that M&I may assign all or any of its rights hereunder to any Affiliate with the prior written consent of the Company, which consent shall not be unreasonably withheld provided that no such assignment shall relieve the assigning party of its obligations hereunder, and the assignee agrees to be bound by the terms and conditions of this Agreement including the requirement of conversion and delivery of the Merger Consideration pursuant to Section 1.06 hereof.

SECTION 9.09.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 9.10.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Wisconsin, regardless of the laws that might otherwise govern under the applicable principles of conflicts of law.

SECTION 9.11.    Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, M&I, Merger Corp. and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

MARSHALL & ILSLEY CORPORATION

By:	/s/ Kenneth C. Krei
Name:	Kenneth C. Krei
Title:	Senior Vice President

By:
Name:
Title:

M&I MERGER CORP.

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:

M&I MERGER SUB, LLC

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:

NORTH STAR FINANCIAL CORPORATION

By:	/s/ John R. Griffith
Name:	John R. Griffith
Title:	President and Chief Executive Officer

Exhibit A

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of February 21, 2007 (the “Amendment”), among Marshall & Ilsley Corporation, a Wisconsin corporation (“M&I”), M&I Merger Corp., a Wisconsin corporation and a wholly owned subsidiary of M&I (“Merger Corp.”), M&I Merger Sub, LLC, a single member Wisconsin limited liability company and a wholly owned subsidiary of M&I (“Merger Sub”), and North Star Financial Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, M&I, Merger Corp., Merger Sub and the Company have heretofore entered into an Agreement and Plan of Merger and Reorganization dated as of January 12, 2007 (the “Agreement”) relating to the merger of the Company, in a two-step merger, with and into Merger Sub; and

WHEREAS, the parties hereto desire to amend the Agreement in certain respects and in the manner set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, M&I, Merger Corp., Merger Sub and the Company hereby agree as follows:

1.    Subsections (a) and (c) of Section 1.07 of the Agreement are hereby amended by deleting said subsections (a) and (c) and inserting the following in lieu thereof:

“(a)    Each share of outstanding Series A Preferred Stock will be converted into six shares of Company Common Stock, as defined below. Each share of outstanding Series B Preferred Stock will receive the liquidation preference to which it is entitled, which will be paid in cash on hand in the Company at Closing. Each share of the common stock, $0.01 par value, of the Company (“Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 1.07(f)) shall be cancelled and extinguished and be converted into and become a right to receive an amount equal to twenty-one million dollars ($21,000,000) divided by the number of Shares outstanding immediately prior to the Effective Time (the “Merger Consideration”). By way of example, the Merger Consideration as of the date hereof would be $2.9169 (i.e., $21,000,000 ÷ 7,199,209 Shares as set forth in the Disclosure Schedules).”

“(c)    The aggregate Merger Consideration of twenty-one million dollars ($21,000,000) shall be paid with shares of $1.00 par value common stock of M&I (“M&I Common Stock”). The number of shares of M&I Common Stock payable in exchange for the Shares shall be equal to twenty-one million dollars ($21,000,000) divided by the average closing price per share of M&I Common Stock on the New York Stock Exchange (the “NYSE”) for the thirty (30) calendar days ending on and including the calendar day immediately preceding the Effective Time, as reported in an authoritative source (the “M&I Exchange Shares”). Each shareholder of the Company will be entitled to exchange each share of his or her Company Common Stock for the number of shares of M&I Common Stock equal to the product of one times a fraction the numerator of which is the M&I Exchange Shares and the denominator of which is the number of Shares outstanding immediately prior to the Effective Time. By way of example, if the average closing price of a share of M&I Common Stock is $48.13 on the thirty calendar days immediately preceding the Effective Time, the number of M&I Exchange Shares would be 436,319 shares (i.e., $21,000,000 ÷ $48.13) and the fraction of a share of M&I Common Stock that would be exchanged for each share of Company Common Stock would be .0606 shares (i.e., 436,319 ÷ 7,199,209).”

2.    For the purposes of Section 6.01 of the Agreement, the term “Proxy Statement/Prospectus” shall mean and include an Information Statement/Prospectus covering M&I Common Stock to be issued in the Merger to the extent that approval of the Agreement and the Merger by the stockholders of the Company is obtained by means of a consent solicitation rather than through a special meeting of stockholders and a proxy solicitation.

3.    Subsection (f) of Section 7.03 is hereby deleted in its entirety.

4.    Except as specifically amended as set forth in this Amendment, all other provisions, terms and conditions of the Agreement shall remain in full force and effect.

5.    Capitalized terms used this Amendment that are not defined herein shall have the meanings assigned to them in the Agreement.

(Signatures Appear on the Following Page)

IN WITNESS WHEREOF, M&I, Merger Corp., Merger Sub and the Company have caused this Amendment to be executed as of the date first above written by their respective officers thereunto duly authorized.

MARSHALL & ILSLEY CORPORATION

By:	/s/ Kenneth C. Krei
Name:	Kenneth C. Krei
Title:	Senior Vice President

By:
Name:
Title:

M&I MERGER CORP.

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:	Senior Vice President and Chief Financial Officer

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:	General Counsel

M&I MERGER SUB, LLC

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:	Senior Vice President and Chief Financial Officer

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:	General Counsel

NORTH STAR FINANCIAL CORPORATION

By:	/s/ John R. Griffith
Name:	John R. Griffith
Title:	President and Chief Executive Officer

AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

THIS AMENDMENT TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of March 14, 2007 (the “Amendment”), among Marshall & Ilsley Corporation, a Wisconsin corporation (“M&I”), M&I Merger Corp., a Wisconsin corporation and a wholly owned subsidiary of M&I (“Merger Corp.”), M&I Merger Sub, LLC, a single member Wisconsin limited liability company and a wholly owned subsidiary of M&I (“Merger Sub”), and North Star Financial Corporation, a Delaware corporation (the “Company”).

WITNESSETH:

WHEREAS, M&I, Merger Corp., Merger Sub and the Company have heretofore entered into an Agreement and Plan of Merger and Reorganization dated as of January 12, 2007 and an Amendment thereto dated as of February 21, 2007 (collectively, the “Agreement”) relating to the merger of the Company, in a two-step merger, with and into Merger Sub; and

WHEREAS, the parties hereto desire to amend the Agreement in certain respects and in the manner set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, M&I, Merger Corp., Merger Sub and the Company hereby agree as follows:

1.    Subsection (a) of Section 1.08 of the Agreement is hereby amended by deleting said Subsection (a) of Section 1.08 and inserting the following in lieu thereof:

“(a)    Exchange Agent. As of the Effective Time, M&I shall deposit, or cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article I through the Exchange Agent, the aggregate Merger Consideration consisting of certificates representing the shares of M&I Common Stock (such certificates for shares of M&I Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) issuable or payable, as the case may be, pursuant to Section 1.07 in exchange for outstanding shares of Company Common Stock.”

2.    Except as specifically amended as set forth in this Amendment, all other provisions, terms and conditions of the Agreement shall remain in full force and effect.

3.    Capitalized terms used this Amendment that are not defined herein shall have the meanings assigned to them in the Agreement.

IN WITNESS WHEREOF, M&I, Merger Corp., Merger Sub and the Company have caused this Amendment to be executed as of the date first above written by their respective officers thereunto duly authorized.

MARSHALL & ILSLEY CORPORATION

By:	/s/ Kenneth C. Krei
Name:	Kenneth C. Krei
Title:	Senior Vice President

By:
Name:
Title:

M&I MERGER CORP.

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:	Senior Vice President and Chief Finanical Officer

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:	General Counsel

M&I MERGER SUB, LLC

By:	/s/ Daniel L. Kaminski
Name:	Daniel L. Kaminski
Title:	Senior Vice President and Chief Financial Officer

By:	/s/ Jeffrey O. Himstreet
Name:	Jeffrey O. Himstreet
Title:	General Counsel

NORTH STAR FINANCIAL CORPORATION

By:	/s/ John R. Griffith
Name:	John R. Griffith
Title:	President and Chief Executive Officer

APPENDIX B

PLAN OF MERGER

by and among

MARSHALL & ILSLEY CORPORATION

(a Wisconsin corporation),

M&I MERGER CORP.

(a Wisconsin Corporation),

M&I MERGER SUB, LLC

(a Wisconsin Limited Liability Company),

and

NORTH STAR FINANCIAL CORPORATION

(a Delaware corporation)

Background

Marshall & Ilsley Corporation, a Wisconsin corporation (“M&I”), M&I Merger Corp., a Wisconsin Corporation and wholly owned subsidiary of M&I (“Merger Corp.”), M&I Merger Sub, LLC, a single member Wisconsin limited liability company (“Merger Sub”) and North Star Financial Corporation, a Delaware corporation (the “Company”), are parties to an Agreement and Plan of Merger and Reorganization dated as of January 12, 2007, as amended (the “Merger Agreement”), providing for the merger and reorganization of M&I, Merger Corp., Merger Sub and the Company in a two-step merger transaction (the “Merger”) upon the terms and conditions set forth in this Plan of Merger and pursuant to the Delaware Business Corporation Act (“Delaware Law”) and the Wisconsin Business Corporation Law (“Wisconsin Law”). M&I, Merger Corp., Merger Sub and the Company are sometimes hereinafter together referred to as the “Constituent Companies.” Defined terms that are used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

Terms and Conditions

SECTION 1.    Merger. The Constituent Companies shall effect the Merger upon the terms and subject to the conditions set forth in this Plan of Merger.

SECTION 1.01.    The Step One Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware Law and Wisconsin Law, at the Effective Time (as defined in Section 1.02(b), below), Merger Corp. shall be merged with and into the Company. As a result of the Step One Merger, the separate corporate existence of Merger Corp. shall cease and the Company, as a direct, wholly owned subsidiary of M&I, shall continue as the Interim Surviving Corporation under the laws of the State of Delaware.

SECTION 1.02.    The Closing, Effective Time.

(a)    The closing of the Step One Merger and the transactions contemplated hereby (the “Closing”) shall be held at such time, date and location as may be mutually agreed by the parties. In the absence of such agreement, the Closing shall occur as soon as reasonably practical, but in no event later than two (2) business days, following the satisfaction or waiver of the latest to occur of the conditions set forth in Article VII, at the offices of Godfrey & Kahn, S.C., 780 North Water Street, Milwaukee, Wisconsin, commencing at 9:00 a.m. Central Time, or at such other date, time and location as the parties hereto agree to in writing.

(b)    As promptly as practicable after the date of the Closing, the parties hereto shall cause the Step One Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) and any other required documents with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and the Department of Financial Institutions of the State of Wisconsin (“DFI”), in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and Wisconsin Law. The Step One Merger

will become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State and DFI, or at such later time as the M&I, Merger Corp., Merger Sub and the Company, agree and specify in the Certificate of Merger (the date and time the Step One Merger becomes effective is referred to herein as the “Effective Time”) (but in no event will the Step Two Effective Time occur prior to the Effective Time).

SECTION 1.03.    Effect of the Step One Merger. From and after the Effective Time, the effect of the Step One Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the Delaware Law and Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Corp. and the Company shall vest in the Interim Surviving Corporation, and all debts, liabilities and duties of Merger Corp. and the Company shall become the debts, liabilities and duties of the Interim Surviving Corporation.

SECTION 1.04.    Articles of Incorporation and Bylaws. The articles of incorporation of Merger Corp., as in effect immediately prior to the Effective Time, will be the articles of incorporation of the Interim Surviving Corporation until thereafter changed or amended as provided therein or by applicable law (the “Articles of Incorporation”). The by-laws of Merger Corp., as in effect immediately prior to the Effective Time, will be the by-laws of the Interim Surviving Corporation, until thereafter changed or amended as provided therein, by the articles of incorporation or by applicable law (the “By-Laws”).

SECTION 1.05.    Directors and Officers of the Interim Surviving Corporation. At the Effective Time, the directors of Merger Corp. immediately prior to the Effective Time shall be the initial directors of the Interim Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-Laws of the Interim Surviving Corporation. At the Effective Time, the officers of Merger Corp. immediately prior to the Effective Time shall be the initial officers of the Interim Surviving Corporation, in each case until their respective successors are duly elected or appointed.

SECTION 1.06.    The Step Two Merger.

(a)    Timing. On the date of the Closing, immediately following the Effective Time, the Interim Surviving Corporation shall be merged with and into Merger Sub in accordance with Delaware Law and Wisconsin Law. As a result of the Step Two Merger, the separate corporate existence of the Interim Surviving Corporation shall cease and Merger Sub, as a direct, wholly owned subsidiary of M&I, shall continue as the Surviving Company of the Step Two Merger.

(b)    The Step Two Merger Effective Time. On the date of the Closing, immediately following the Effective Time, Merger Sub shall cause the Step Two Merger to be consummated by filing a certificate of merger (the “Step Two Certificate of Merger”) and any other required documents with the Delaware Secretary of State and DFI, in such form as required by, and executed in accordance with the relevant provisions of, Delaware Law and Wisconsin Law. The Step Two Merger will become effective at such time as the Step Two Certificate of Merger is filed with the Delaware Secretary of State and DFI, or at such later time as M&I, Merger Sub and the Interim Surviving Corporation agree and specify in the Step Two Certificate of Merger (the date and time the Step Two Merger becomes effective is referred to herein as the “Step Two Merger Effective Time”).

(c)    Effect of the Step Two Merger. From and after the Step Two Merger Effective Time, the effect of the Step Two Merger shall be as provided in this Agreement, the Step Two Certificate of Merger and the applicable provisions of Delaware Law and Wisconsin Law. Without limiting the generality of the foregoing, and subject thereto, at the Step Two Merger Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of Merger Sub and the Interim Surviving Corporation shall vest in the Surviving Company, and all debts, liabilities and duties of Merger Sub and the Interim Surviving Corporation shall become the debts, liabilities and duties of the Surviving Company.

(d)    Certificate of Formation; Operating Agreement. The certificate of formation of Merger Sub, as in effect immediately prior to the Step Two Merger Effective Time, will be the certificate of formation of the Surviving Company; provided, however, that Article I of such certificate of formation shall be amended as of the Step Two Merger Effective Time to read as follows: “The name of the limited liability company is: North Star Financial, LLC” until thereafter changed or amended as provided therein or by applicable law (the “Certificate of Formation”). The operating agreement of Merger Sub, as in effect immediately prior to the Step Two Merger Effective Time, will be the operating agreement of the Surviving Company, until thereafter changed or amended as provided therein, by the Certificate of Formation or by applicable law (the “Operating Agreement”).

(e)    Manager and Officers. At the Step Two Merger Effective Time, the manager of Merger Sub immediately prior to the Effective Time shall be the initial manager of the Surviving Company, to hold its position in accordance with the Certificate of Formation and the Operating Agreement of the Surviving Company. At the Step Two Merger Effective Time, the officers of Merger Sub immediately prior to the Step Two Merger Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed.

(f)    Treatment of Capital Stock In Step Two Merger. Subject to the provisions of this Agreement, at the Step Two Merger Effective Time, automatically by virtue of the Step Two Merger and without any action on the part of any shareholder: (i) each membership interest of Merger Sub outstanding immediately prior to the Step Two Merger shall be unchanged and shall remain issued and outstanding; and (ii) each share of Interim Surviving Corporation common stock issued and outstanding prior to the Step Two Merger Effective Time shall be cancelled without consideration and shall cease to be an issued and outstanding share of Interim Surviving Corporation common stock.

SECTION 1.07.    Conversion of Securities. At the Effective Time, by virtue of the Mergers and without any action on the part of M&I, Merger Corp., Merger Sub, the Company, or the holders of any of the following securities:

(a)    Each share of outstanding Series A Preferred Stock will be converted into six shares of Company Common Stock, as defined below. Each share of outstanding Series B Preferred Stock will receive the liquidation preference to which it is entitled, which will be paid in cash on hand in the Company at Closing. Each share of the common stock, $0.01 par value, of the Company (“Company Common Stock”) (all issued and outstanding shares of the Company Common Stock being hereinafter collectively referred to as the “Shares”) issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined in Section 1.07(f)) shall be cancelled and extinguished and be converted into and become a right to receive an amount equal to twenty-one million dollars ($21,000,000) divided by the number of Shares outstanding immediately prior to the Effective Time (the “Merger Consideration”). By way of example, the Merger Consideration as of the date hereof would be $2.9169 (i.e., $21,000,000 ÷ 7,199,209 Shares as set forth in the Disclosure Schedules).

(b)    Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time and owned by M&I, Merger Corp., Merger Sub or the Company or any direct or indirect subsidiary of M&I, Merger Corp., Merger Sub or the Company shall be canceled and extinguished and no payment shall be made with respect thereto.

(c)    The aggregate Merger Consideration of twenty-one million dollars ($21,000,000) shall be paid with shares of $1.00 par value common stock of M&I (“M&I Common Stock”). The number of shares of M&I Common Stock payable in exchange for the Shares shall be equal to twenty-one million dollars ($21,000,000) divided by the average closing price per share of M&I Common Stock on the New York Stock Exchange (the “NYSE”) for the thirty (30) calendar days ending on and including the calendar day immediately preceding the Effective Time, as reported in an authoritative source (the “M&I Exchange Shares”). Each shareholder of the Company will be entitled to exchange each share of his or her Company Common Stock for the number of shares of M&I Common Stock equal to the product of one times a fraction the numerator of which is the M&I Exchange Shares and the denominator of which is the number of Shares outstanding immediately prior to the Effective Time. By way of example, if the average closing price of a share of M&I Common Stock is $48.13 on the thirty calendar days immediately preceding the Effective Time, the number of M&I Exchange Shares would be 436,319 shares (i.e., $21,000,000 ÷ $48.13) and the fraction of a share of M&I Common Stock that would be exchanged for each share of Company Common Stock would be .0606 shares (i.e., 436,319 ÷ 7,199,209).

(d)    No fractional shares of M&I Common Stock and no certificates or scrip certificates therefore shall be issued to represent any such fractional interest, and any holder thereof shall be paid an amount pursuant to Section 1.08(e) hereof.

(e)    The parties acknowledge and agree to the following: One of the Company’s shareholders is the North Star Trust Company Employee Stock Ownership Plan (the “ESOP”). The Shares held by the ESOP (the “ESOP Shares”) were acquired with the proceeds of loans from the Company to the ESOP (the “ESOP Loans”). Section 6-1 of the ESOP provides for the ESOP Shares to be allocated to a “Suspense Account” and to be released from the Suspense Account and allocated to the accounts of the ESOP participants over the term of the ESOP Loans. Section 7-12 of the ESOP provides that if the Trustee of the ESOP shall sell any of the ESOP Shares that are allocated to the Suspense Account (the “Suspense Account Shares”), the proceeds from that sale are to be allocated, first, toward repayment of the ESOP Loans, with the balance allocated to the “Other Investments Accounts” of the ESOP participants. In order to comply with the provisions of Section 7-12 of the ESOP, the ESOP Trustee shall pay off the ESOP Loans immediately after the completion of the exchange by the ESOP Trustee of the Suspense Account Shares for shares of M&I Common Stock. The ESOP Trustee shall pay off the ESOP Loans by transferring to M&I the cash proceeds received from the sale of that number of shares of M&I Common Stock with a value equal to the sum of the outstanding principal balance of the ESOP Loans plus all accrued interest on the ESOP Loans. Upon receipt of this payment, M&I shall deliver to the ESOP Trustee the note evidencing the ESOP Loans.

(f)    Each Share which shall be issued and outstanding as of the Effective Time and held by a shareholder who has validly perfected dissenter’s rights in accordance with Delaware Law, shall not be converted into or represent a right to receive the Merger Consideration pursuant to this Section 1.07 (all such Shares are hereinafter called “Dissenting Shares”). The Company shall give M&I prompt notice upon receipt by the Company of any written notice from any such shareholder of the Company (“Dissenting Shareholder”). The Company agrees that prior to the Effective Time, it will not, except with prior written consent of M&I, voluntarily make any payment with respect to, or settle or offer to settle, any request for withdrawal pursuant to the exercise of dissenter’s rights. Each Dissenting Shareholder who becomes entitled, pursuant to the provisions of applicable law, to payment for his or her Shares shall receive payment therefore from M&I (but only after the amount thereof shall be agreed upon or finally determined pursuant to the provisions of applicable law). If any Dissenting Shareholder shall fail to perfect or shall effectively withdraw or lose his or her right to receive the value of his or her Shares, his or her Shares shall be thereupon be deemed to have been canceled as of the Effective Time and converted into the right to receive the Merger Consideration in accordance with the provisions of this Section 1.07.

(g)    The parties acknowledge that, no later than the Effective Time, the Company will terminate its stock appreciation rights plan and will pay to the participants therein the amounts they are entitled to receive under the terms of the plan assuming a fair market value for each share of Company Common Stock equal to the amount of consideration to be received in the Merger for a share of Company Common Stock. All payments in connection with the termination shall be made in cash, and shall only be made to the extent a participant would be vested under the plan immediately after the Effective Time.

SECTION 1.08.    Exchange of Certificates.

(a)    Exchange Agent. As of the Effective Time, M&I shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”), and such deposit shall be solely for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article I through the Exchange Agent, the aggregate Merger Consideration consisting of certificates representing the shares of M&I Common Stock (such certificates for shares of M&I Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”) issuable or payable, as the case may be, pursuant to Section 1.07 in exchange for outstanding shares of Company Common Stock.

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail or personally deliver to each holder of record (or his or her attorney-in-fact) of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the “Certificates”), whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 1.07 and cash in lieu of fractional shares (if any), (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as M&I may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable amount and form of Merger Consideration. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefore the applicable amount of the Merger Consideration which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of this Article I (after taking into account all Shares then held by such holder) and cash in lieu of fractional shares (if any), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company, a certificate representing the proper Merger Consideration may be delivered (or cash may be paid in lieu of fractional shares, if applicable), to a transferee if the Certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Certificates surrendered for exchange by any affiliate of the Company shall not be exchanged for the Merger Consideration until M&I has received a written agreement from such person as provided in Section 4.04 hereof. Until surrendered as contemplated by this Section 1.08, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable amount of the Merger Consideration and cash in lieu of any fractional shares of M&I Common Stock as contemplated by Section 1.08(e).

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made after the Effective Time with respect to M&I Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of M&I Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 1.08(e), until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of M&I Common Stock issued in exchange therefore, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of M&I Common Stock to which such holder is entitled pursuant to Section 1.08(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of M&I Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of M&I Common Stock.

(d)    No Further Rights in the Shares. All shares of M&I Common Stock issued and cash paid, as the case may be, upon conversion of the Shares in accordance with the terms hereof (including any cash paid pursuant to Section 1.08(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to such Shares.

(e)    No Fractional Shares. No certificates or scrip representing fractional shares of M&I Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interest will not entitle the owner thereof to vote or to any rights of a shareholder of M&I. Each holder of a fractional share interest shall be paid an amount in cash equal to the product obtained by multiplying such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by the Merger Consideration.

(f)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the shareholders of the Company for six (6) months after the Effective Time shall be delivered to M&I, upon demand, and any shareholders of the Company who have not theretofore complied with this Article I shall thereafter look only to M&I for payment of their claim to the applicable amount and form of the Merger Consideration, any cash in lieu of fractional shares of M&I Common Stock and any dividends or distributions with respect to M&I Common Stock.

(g)    Liability. Neither M&I, Merger Corp. nor the Company shall be liable to any holder of Shares for any such shares (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar law.

(h)    Withholding Rights. M&I shall be entitled to deduct and withhold from any cash consideration payable pursuant to this Agreement to any holder of Shares such amounts as M&I is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by M&I, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by M&I.

SECTION 1.09.    Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates evidencing ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by law. On or after the Effective Time, any Certificates presented to the Exchange Agent or M&I for any reason shall be converted into shares of M&I Common Stock or cash, as the case may be, in accordance with this Article I.

SECTION 2.    Termination. This Plan of Merger may be terminated at any time on or before the Effective Time by agreement of the Boards of Directors of the Constituent Companies. This Plan of Merger shall be automatically terminated if the Merger Agreement is terminated in accordance with the terms thereof.

APPENDIX C

SECTION 262 OF THE DELAWARE CORPORATION LAW

§ 262. Appraisal rights

(a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of §251 of this title.

(2)    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)    Appraisal rights shall be perfected as follows:

(1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)    After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

APPENDIX D

North Star Financial Corporation

and Subsidiaries Financial Statements

and Management’s Discussion and Analysis

North Star Financial Corporation

and Subsidiaries

Consolidated Financial Statements

and

Accountants’ Compilation Report

For the Nine Months Ended

September 30, 2006

Wolf & Company LLP

Certified Public Accountants

D-i

ACCOUNTANTS’ COMPILATION REPORT

Board of Directors

North Star Financial Corporation

We have compiled the accompanying consolidated balance sheets of NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES as of September 30, 2006 and 2005, and the related statements of income, and cash flows for the nine months then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying consolidated financial statements and supplementary schedules and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures required by accounting principles generally accepted in the United States of America. If the omitted disclosures were included in the consolidated financial statements, they might influence the user’s conclusions about the Company’s financial position, results of operations and cash flows. Accordingly, these consolidated financial statements are not designed for those who are not informed about such matters.

Oak Brook, Illinois

February 3, 2007

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	September 30,
	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$1,120,124	$910,124
Restricted cash	48,000	72,000
Fees receivable, net	388,098	395,464
Prepaid expenses	121,029	95,309

Total current assets	1,677,251	1,472,897
Premises and equipment, net	246,035	78,611
Deferred exchange property	104,997,519	57,256,743
Notes payable on deferred exchange property	(104,997,519)	(57,256,743)
Identifiable intangible assets, net	2,073,614	2,425,261
Other assets	113,504	101,235

	$4,110,404	$4,078,004

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Liabilities, Commitments and Contingencies and Stockholders’ Equity

	September 30,
	2006	2005
Current liabilities:
Accounts payable and accrued liabilities	$930,192	$617,303
Current portion of capital lease obligation	6,994	11,572
Current portion of note payable	1,500,000	200,000
Current portion of senior subordinated convertible notes	250,000	500,000

Total current liabilities	2,687,186	1,328,875

Capital lease obligations	—	6,994
Note payable	150,000	1,500,000
Senior subordinated convertible notes	—	250,000

Total liabilities	2,837,186	3,085,869

Commitments and contingencies	—	—

Stockholders’ equity:
Preferred stock:
Series A—$.01 par value, convertible, authorized, issued and outstanding, 200,000 shares	2,000	2,000
Series B—$.01 par value, convertible, authorized, 1,000,000 shares, issued and outstanding, 55,115 shares	551	551
Common stock:
$.01 par value, authorized, 12,800,000 shares, issued and outstanding, 5,997,909 and 5,994,109 shares at September 30, 2006 and 2005, respectively	59,979	59,941
Additional paid-in capital	10,827,640	10,748,043
Accumulated deficit	(9,037,117)	(9,140,708)
Unearned ESOP shares	(506,975)	(604,832)
Loans for shares purchased	(72,860)	(72,860)

Total stockholders’ equity	1,273,218	992,135

	$4,110,404	$4,078,004

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	For the Nine Months Ended September 30,
	2006	2005
Revenues:
Trust and estate administration fee income	$2,177,959	$2,193,720
Benefit plan administration fee income	1,274,958	1,051,624
Deferred exchange fee income	992,951	970,861
Interest income and other fee income	697,694	683,160

Total revenues	5,143,562	4,899,365

Expenses:
Salaries and benefits	3,437,726	3,327,462
ESOP compensation expense	42,470	61,734
Occupancy expense	378,339	382,970
Legal and professional fees	204,010	208,293
Data processing and custodial fees	130,264	107,253
Marketing and business development	188,225	162,653
Interest expense	141,845	155,223
Depreciation expense	61,843	108,750
Identifiable intangible assets amortization expense	273,384	272,419
Other expenses	93,734	101,306

Total expenses	4,951,840	4,888,063

Net income before income tax expense	191,722	11,302
Income tax expense	—	—

Net income	$191,722	$11,302

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the Periods Ended September 30, 2006 and December 31, 2005

	Preferred Stock		Common Stock	Paid-In Capital	Additional Accumulated Deficit	Unearned ESOP Shares	Loans for Shares Purchased	Total Stockholders’ Equity
	Series A	Series B
Balance at January 1, 2005	$2,000	$551	$59,941	$10,705,646	$(9,070,276)	$(686,710)	$(72,860)	$938,292
Issuance of 3,800 shares of common stock	—	—	38	7,562	—	—	—	7,600
ESOP shares allocated	—	—	—	60,601	—	120,699	—	181,300
Preferred stock dividends	—	—	—	—	(104,219)	—	—	(104,219)
Net income	—	—	—	—	30,551	—	—	30,551

Balance at December 31, 2005	2,000	551	59,979	10,773,809	(9,143,944)	(566,011)	(72,860)	1,053,524
ESOP shares allocated	—	—	—	53,831	—	59,036	—	112,867
Preferred stock dividends	—	—	—	—	(84,895)	—	—	(84,895)
Net income	—	—	—	—	191,722	—	—	191,722

Balance at September 30, 2006	$2,000	$551	$59,979	$10,827,640	$(9,037,117)	$(506,975)	$(72,860)	$1,273,218

See accountants’ compilation report.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Nine Months Ended September 30,
	2006	2005
Cash flows from operating activities:
Net income	$191,722	$11,302
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	335,227	381,169
ESOP compensation expense in excess of cost basis	53,831	42,397
Changes in operating assets and liabilities:
Restricted cash	24,000	24,000
Fees receivable	77,693	(132,619)
Prepaid expenses and other assets	(31,276)	18,367
Accounts payable and accrued liabilities	241,389	97,810

Net cash provided by operating activities	892,586	442,426

Cash flows from investing activities:
Purchase of equipment	(213,245)	(9,526)

Net cash used in investing activities	(213,245)	(9,526)

Cash flows from financing activities:
Payments on note payable	(500,000)	(400,000)
Payments on capital lease obligations	(7,711)	(35,083)
Reduction of unearned ESOP shares	59,036	81,878
Dividends paid to preferred stockholders	(84,895)	(81,734)

Net cash used in financing activities	(533,570)	(434,939)

Net Increase in cash and cash equivalents	145,771	(2,039)

Cash and cash equivalents, beginning of year	974,353	912,163

Cash and cash equivalents, end of year	$1,120,124	$910,124

Supplemental disclosure of cash flow information:
Interest paid	$141,845	$155,223

Supplemental disclosure of non-cash investing and financing activities:
Purchase of deferred exchange property, net	$(15,109,254)	$(53,134,136)

See accountants’ compilation report.

North Star Financial Corporation

and Subsidiaries

Consolidated Financial Statements

and

Independent Auditor’s Report

For the Year Ended

December 31, 2005

Wolf & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR’S REPORT

The Board of Directors

North Star Financial Corporation

We have audited the accompanying consolidated balance sheets of NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Star Financial Corporation and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Oak Brook, Illinois

April 28, 2006

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$974,353	$912,163
Restricted cash	72,000	96,000
Fees receivable, net	465,791	262,845
Prepaid expenses	68,494	70,682

Total current assets	1,580,638	1,341,690

Premises and equipment, net	94,633	177,835
Deferred exchange property	120,106,773	110,390,879
Notes payable on deferred exchange property	(120,106,773)	(110,390,879)
Identifiable intangible assets, net	2,346,998	2,697,680
Other assets	134,763	144,229

	$4,157,032	$4,361,434

The accompanying notes are an integral part of these financial statements.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Liabilities, Commitments and Contingencies and Stockholders’ Equity

	December 31,
	2005	2004
Current liabilities:
Accounts payable and accrued liabilities	$688,803	$519,493
Current portion of capital lease obligation	10,024	38,964
Current portion of note payable	200,000	1,850,000
Current portion of senior subordinated convertible notes	750,000	500,000

Total current liabilities	1,648,827	2,908,457
Capital lease obligations	4,681	14,685
Note payable	1,450,000	—
Senior subordinated convertible notes	—	500,000

Total liabilities	3,103,508	3,423,142

Commitments and contingencies	—	—

Stockholders’ equity:
Preferred stock:
Series A—$.01 par value, convertible, authorized, issued and outstanding, 200,000 shares	2,000	2,000
Series B—$.01 par value, convertible, authorized, 1,000,000 shares, issued and outstanding, 55,115 shares	551	551
Common stock:
$.01 par value, authorized, 12,800,000 shares, issued and outstanding, 5,997,909 and 5,994,109 shares at December 31, 2005 and 2004, respectively	59,979	59,941
Additional paid-in capital	10,773,809	10,705,646
Accumulated deficit	(9,143,944)	(9,070,276)
Unearned ESOP shares	(566,011)	(686,710)
Loans for shares purchased	(72,860)	(72,860)

Total stockholders’ equity	1,053,524	938,292

	$4,157,032	$4,361,434

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	For the Year Ended December 31,
	2005	2004
Revenues:
Trust and estate administration fee income	$2,888,926	$2,940,184
Benefit plan administration fee income	1,566,182	1,181,196
Investment advisory income	—	47,847
Deferred exchange fee income	1,298,148	1,121,281
Interest income	10,712	19,187
Other fee income	929,796	614,288

Total revenues	6,693,764	5,923,983

Expenses:
Salaries and benefits	4,568,775	4,273,212
ESOP compensation expense	97,913	116,705
Satisfaction of put option liability	—	99,600
Occupancy expense	512,802	510,118
Legal and professional fees	283,897	426,443
Data processing and custodial fees	170,750	262,670
Marketing and business development	232,516	189,323
Interest expense	200,723	194,079
Depreciation expense	106,901	208,330
Identifiable intangible assets amortization expense	360,682	360,183
Other expenses	128,254	192,254

Total expenses	6,663,213	6,832,917

Net income (loss) before income tax expense	30,551	(908,934)
Income tax expense	—	—

Net income (loss)	$30,551	$(908,934)

The accompanying notes are an integral part of these financial statements.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2005 and 2004

	Preferred Stock		Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned ESOP Shares	Loans for Shares Purchased	Total Stockholders’ Equity
	Series A	Series B
Balance at January 1, 2004	$2,000	$351	$57,500	$10,198,276	$(8,073,693)	$(820,572)	$(324,916)	$1,038,946
Issuance of 20,050 shares of Series B preferred stock	—	200	—	59,950	—	—	—	60,150
Issuance of 355,100 shares of common stock	—	—	3,551	706,649	—	—	—	710,200
Purchased and retired 111,000 shares of common stock	—	—	(1,110)	(313,575)	—	—	—	(314,685)
ESOP shares allocated	—	—	—	54,346	—	133,862	—	188,208
Preferred stock dividends	—	—	—	—	(87,649)	—	—	(87,649)
Principal paydowns on common stock loans	—	—	—	—	—	—	252,056	252,056
Net loss	—	—	—	—	(908,934)	—	—	(908,934)

Balance at December 31, 2004	2,000	551	59,941	10,705,646	(9,070,276)	(686,710)	(72,860)	938,292
Issuance of 3,800 shares of common stock	—	—	38	7,562	—	—	—	7,600
ESOP shares allocated	—	—	—	60,601	—	120,699	—	181,300
Preferred stock dividends	—	—	—	—	(104,219)	—	—	(104,219)
Net income	—	—	—	—	30,551	—	—	30,551

Balance at December 31, 2005	$2,000	$551	$59,979	$10,773,809	$(9,143,944)	$(566,011)	$(72,860)	$1,053,524

The accompanying notes are an integral part of these financial statements.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2005	2004
Cash flows from operating activities:
Net income (loss)	$30,551	$(908,934)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	467,583	568,513
Gain on disposal of equipment	—	(42)
ESOP compensation expense in excess of cost basis	60,601	54,346
Satisfaction of put option liability	—	99,600
Changes in operating assets and liabilities:
Restricted cash	24,000	24,000
Fees receivable	(202,946)	204,686
Prepaid expenses and other assets	11,654	(2,851)
Accounts payable and accrued liabilities	169,310	69,764

Net cash provided by operating activities	560,753	109,082

Cash flows from investing activities:
Purchase of equipment	(23,699)	(30,508)
Proceeds from sale of equipment	—	4,674
Purchase of trust books of business	(10,000)	(30,000)

Net cash used in investing activities	(33,699)	(55,834)

Cash flows from financing activities:
Payments on note payable	(200,000)	(400,000)
Payments on senior subordinated convertible debt	(250,000)	—
Payments on capital lease obligations	(38,944)	(50,441)
Proceeds from sale of common stock	7,600	610,600
Proceeds from sale of preferred stock—Series B	—	60,150
Repayment of loans for shares purchased	—	252,056
Purchase of common stock	—	(314,685)
Reduction of unearned ESOP shares	120,699	133,862
Dividends paid to preferred stockholders	(104,219)	(87,649)

Net cash provided by (used in) financing activities	(464,864)	203,893

Net increase in cash and cash equivalents	62,190	257,141
Cash and cash equivalents, beginning of year	912,163	655,022

Cash and cash equivalents, end of year	$974,353	$912,163

Supplemental disclosure of cash flow information:
Interest paid	$171,979	$233,008

Supplemental disclosure of non-cash investing and financing activities:
Purchase of deferred exchange property, net	$9,715,894	$7,175,703

Acquisition of equipment by incurring capital lease obligation	$—	$27,059

The accompanying notes are an integral part of these financial statements.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of North Star Financial Corporation (the “Company”) and its wholly-owned subsidiaries conform to accounting principles generally accepted in the United States of America.

Organization—North Star Financial Corporation was incorporated on March 29, 2001. The Company was organized as a holding company for the purpose of acquiring stock under common control. The Company had no operations until July 1, 2001, when all of the shares outstanding of North Star Trust Company (“Trust Company”) were exchanged for shares of common stock of the Company, resulting in Trust Company becoming a wholly-owned subsidiary of North Star Financial Corporation. This reorganization was accounted for in a manner similar to the pooling-of-interests method of accounting. Ownership of Trust Company’s subsidiaries, North Star Deferred Exchange Corp. (“Deferred Exchange Corp.”), North Star Investment Services, Inc. (“Investment Services”) and North Star Investment Advisors, LLC transferred to the Company effective July 1, 2001.

Nature of Business—The Company, through its wholly-owned subsidiaries, provides a variety of financial services. Trust Company operates as a private, independent trust company under the laws of the State of Illinois. Trust Company provides trust and estate administration services and benefit plan administration services. Deferred Exchange Corp. executes Internal Revenue Code Section 1031 tax deferred exchanges, reverse tax deferred exchanges and build-to-suit exchanges as a qualified intermediary. Deferred Exchange Corp. wholly owns North Star Realty Services, LLC (“Realty Services, LLC”), and North Star Realty Investors, Inc. (Realty Investors, Inc.). Realty Services, LLC acts as the parking or warehousing intermediary for property involved in Section 1031 reverse tax deferred exchanges or build-to-suit exchanges. Realty Investors, Inc. is a licensed real estate broker in Illinois and receives commissions for the referral of Section 1031 clients to new real estate investments.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trust Company, Investment Advisors and Deferred Exchange Corp. (and its wholly-owned subsidiaries, Realty Services LLC and North Star Realty Investors, Inc.).

All significant intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to identifiable intangible assets, allowance for doubtful accounts, valuation allowance on deferred tax assets and the status of contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents—For the purpose of reporting cash flows, cash and cash equivalents include cash on deposit and money market accounts.

Deferred Exchange Property—Realty Services LLC, as the intermediary in reverse tax deferred exchanges, purchases property on behalf of its clients. In order to finance the purchase, Realty Services LLC incurs debt, often with the client or the lending institution of the client, which lends Realty Services LLC the funds to purchase the property. If financed with a lending institution, the loan is structured as non-recourse and guaranteed by the client of Realty Services LLC. Payments on the debt are made by the client through a triple-net lease between Realty Services LLC and the client. The lease removes the direct management responsibility from

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Realty Services LLC. The client is also required to obtain property insurance and sign an Environmental Indemnity Note. The Company carries the amount of outstanding debt used to acquire client property as an offset against the corresponding asset on its financial statements.

The title to the property is generally held in a land trust at Trust Company, with Realty Services LLC as beneficiary. The Company carries the value of the asset, not to exceed its cost or the debt incurred to purchase the property, as an asset on its financial statements.

Realty Services LLC enters into an agreement with the client stipulating that the client will purchase the property bought on their behalf once their “like property” has been sold. The proceeds from the sale of the client’s “like property,” plus a fee, are used to purchase the property bought by Realty Services, LLC.

Revenue Recognition—The Company’s revenue recognition policy for deferred exchange fees is based on the type of exchange transacted. Fees for standard deferred exchange transactions are recognized when the Tax Deferred Exchange Agreement is executed. For a reverse or built-to-suit deferred exchange, the majority of the revenue is recognized at the inception of the transaction, when most costs are incurred. Revenues in an amount sufficient to meet future administrative costs are deferred.

The Company recognizes interest income, trust and estate administration fee income, benefit plan administration fee income, investment advisory income and brokerage fee income when earned.

Fees Receivable—Fees are generally due upon receipt of invoice. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time fees receivable are past due, the customers’ previous loss history and the customers’ current ability to pay its obligation to the Company. The Company writes off fees receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts as recoveries.

Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the terms of the respective leases or the service lives of the improvements, whichever is shorter, on the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is credited or charged to operations.

Identifiable Intangible Assets—Intangible assets represent purchased books of trust business and are amortized over their estimated useful lives on a straight-line basis up to 10 years. The Company annually evaluates the carrying value of intangible assets for impairment through comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. An impairment loss is recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. Impairment is measured as the difference between the carrying value of the assets and their fair value.

The Company purchased one book of business each year during 2005 and 2004. These purchases were paid for in cash in the amount of $10,000 in 2005 and $30,000 in 2004.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. To the extent that current available evidence about the future raises doubt about the

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

realization of a deferred tax asset, a valuation allowance must be established. If management believes it is more likely than not that the deferred tax assets will not be realized, a valuation allowance will be provided. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Preferred Stock—Series A preferred stock outstanding is convertible at any time at a rate of six common shares for each preferred share. Series A preferred shares are entitled to receive a non-cumulative annual dividend of $0.75 per share on the shares outstanding.

Series B preferred stock outstanding is convertible at any time at a rate of one common share for each preferred share. Preferred shares are entitled to receive, in preference to holders of common stock, a cumulative annual dividend of 7% per year should the Board of Directors declare dividends. The holders of the Series B preferred stock are entitled to the same preference over the common stockholders as the Series A preferred stockholders, subject to the preference of the Series A stockholders. The Company has the right to redeem shares at $3.30 per share at any time after December 31, 2005.

Stock-Based Compensation—The Company has stock option plans that provide for the issuance of common stock, which is more fully described in Note 8. The Company accounts for these stock options under “Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. In accordance with APB Opinion No. 25, compensation expense is not recognized for stock options granted to officers and employees that have no intrinsic value at the date of grant.

If the Company had elected to recognize compensation expense based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed by SFAS No. 123, the Company’s net income (loss) would have changed to the pro forma amount indicated below:

	2005	2004
Net income (loss), as reported	$30,551	$(908,934)
Stock-based compensation expense	—	—

Net loss, pro forma	$30,551	$(908,934)

2. Fees Receivable

Fees receivable consist of the following:

	2005	2004
Trust Company	$249,652	$100,792
Deferred Exchange Corp.	229,030	182,376

	478,682	283,168
Less allowance for doubtful accounts	(12,891)	(20,323)

Fees receivable, net	$465,791	$262,845

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the Company’s allowance for doubtful accounts are as follows:

	2005	2004
Beginning balance	$20,323	$70,211
Provision for doubtful accounts	7,568	18,705
Accounts written off	(15,000)	(68,593)

Ending balance	$12,891	$20,323

3. Premises and Equipment

Premises and equipment consist of the following:

	2005	2004
Premises and equipment	$825,223	$801,524
Less accumulated depreciation	730,590	623,689

Premises and equipment, net	$94,633	$177,835

4. Identifiable Intangible Assets

Identifiable intangible assets consist of the following:

	2005	2004
Payment for acquired trust books of business, net of refunds	$3,824,930	$3,814,930
Less accumulated amortization	1,335,551	974,869
Less accumulated impairment losses	142,381	142,381

Identifiable intangible assets, net	$2,346,998	$2,697,680

The Company recognized no impairment losses in 2005 and 2004 due to a decrease in the expected future cash flow of purchased trusts.

Estimated annual amortization expense for the years ended December 31, 2006 through 2010, is shown below:

2006	$361,682
2007	361,682
2008	361,682
2009	360,335
2010	360,295

5. Note Payable

On August 14, 2003, the Company signed a $2,100,000 term note payable to NorthSide Community Bank. The note requires seven quarterly principal payments of $50,000, plus interest at the prime rate plus 1.5% per annum, commencing on November 15, 2003, and a final principal payment of $1,750,000 due at maturity on August 14, 2005. The note payable required the Company to establish a sinking fund where a monthly deposit of $5,000 was made beginning September 15, 2003, increasing to $15,000 per month on September 15, 2004. On

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

August 14, 2005, the remaining outstanding debt was renewed for an additional two years. The new terms require eight quarterly payments of $50,000, plus interest at the prime rate plus 1.5% per annum, commencing on November 15, 2005, and a final payment of $1,350,000 due at maturity on August 14, 2007. The note is collateralized by substantially all assets of the Company and its wholly-owned subsidiaries. The note contains certain financial covenants that include among others, minimum quarterly net income. As of December 31, 2005, the Company was in compliance with these covenants. The outstanding balance at December 31, 2005 and 2004 is $1,650,000 and $1,850,000, respectively.

6. Senior Subordinated Convertible Notes

On January 16, 2002, the Company borrowed $500,000 from an investor for general operating purposes. The note is convertible into shares of the Company’s common stock and matures December 31, 2006. Principal is payable in four equal semi-annual installments of $125,000 beginning June 30, 2005, with semi-annual interest payments beginning June 30, 2002, at a rate of 7.0%. The note is unsecured and is convertible at $2.00 per share into 250,000 shares of common stock at any time at the option of the holder. The outstanding balances at December 31, 2005 and 2004 are $375,000 and $500,000, respectively.

On December 26, 2001, the Company borrowed $500,000 from an employee for general operating purposes. The note is convertible into shares of the Company’s common stock and matures December 31, 2006. Principal is payable in four equal semi-annual installments of $125,000 beginning June 30, 2005, with semi-annual interest payments beginning June 30, 2002, at a rate of 7.0%. The note is unsecured and is convertible at $2.00 per share into 250,000 shares of common stock at any time at the option of the holder. The outstanding balances at December 31, 2005 and 2004 are $375,000 and $500,000, respectively.

7. Income Taxes

The components of the income tax provision are as follows:

	2005	2004
Deferred benefit (expense)	$(178,811)	$616,864
Change in valuation allowance	178,811	(616,864)

Total income tax expense	$—	$—

Significant components of the net deferred tax balances are as follows:

	2005	2004
Deferred tax assets:
Net operating loss carryforward	$2,677,497	$2,884,786
Depreciation and amortization	26,948	20,249
Allowance for fees receivable	5,004	7,889
ESOP	292,121	285,258
Servicing rights	203,526	169,294
Accrual to cash	47,868	64,299

Total deferred tax assets	3,252,964	3,431,775
Valuation allowance	(3,252,964)	(3,431,775)

Net deferred tax asset	$—	$—

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Under the Company’s method of accounting for income taxes, the asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax bases of assets and liabilities. A valuation allowance has been established for the tax benefits of net future deductions and carryforwards.

As of December 31, 2005, the Company had approximately $6,900,000 of net operating loss carryforwards which expire through 2024.

8. Stock Options

The Company has established two incentive stock option plans. The 1997 Stock Incentive Plan (“1997 Plan”) was established in October 1997 for the benefit of management personnel and employees. The North Star Financial Corporation Stock Appreciation Rights Plan (“2004 Plan”) was established in September 2004 for the benefit of management personnel and employees.

Under the 1997 Plan, 1,536,000 shares of common stock have been reserved. A total of 120,000 options to purchase shares under the 1997 Plan were exercised during 2004, resulting in expense of $99,600 for the difference in the option exercise price and the fair value at exercise date.

The following table summarizes the changes in the number of common shares granted under the 1997 Plan:

	Shares	Weighted- Average Exercise Price
Options outstanding at January 1, 2004
(all exercisable)	2,307,000	2.98
Exercised	(120,000)	1.17
Expired	(2,187,000)	3.08

Options outstanding at December 31, 2004	—	—

Under the 2004 Plan, 2,000,000 shares of common stock have been reserved. During 2005 and 2004, options to purchase 20,000 and 1,304,005 shares, respectively, were granted at an exercise price of $2.00 per share and expire on September 30, 2007. No options to purchase shares under the 2004 Plan were exercised during 2005 or 2004.

The following table summarizes the changes in the number of common shares granted under the 2004 Plan:

	Shares	Weighted- Average Exercise Price
Granted in 2004	1,304,005	$2.00
Forfeited in 2004	(15,505)	2.00

Options outstanding at December 31, 2004
(all exercisable)	1,288,500	2.00
Granted in 2005	20,000	2.00
Forfeited in 2005	(73,525)	2.00

Options outstanding at December 31, 2005
(all exercisable)	1,234,975	2.00

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

9. Commitments and Contingencies

Letter of Credit

The Company has a letter of credit for $72,000 with Fifth Third Bank of Chicago that expires on March 31, 2008. The letter of credit was issued in favor of the Company’s landlord in connection with the Company’s office lease and is secured by cash of $72,000 at December 31, 2005.

Lease Commitments

The Company leases two office facilities, with the leases expiring April 30, 2006 and March 31, 2016. Rent expense for 2005 and 2004 was $339,634 and $319,979, respectively.

The Company leases two automobiles and some office equipment, with final leases expiring on November 30, 2008. Lease expense for 2005 and 2004 was $31,667 and $34,699, respectively.

The Company is obligated for future rentals under capital and operating leases at December 31, 2005 as follows:

	Capital Leases	Operating Leases
2006	$10,532	$292,158
2007	9,443	298,608
2008	4,721	315,559
2009	—	325,940
2010	—	330,995
Thereafter	—	1,825,553

	24,696	$3,388,813

Amount representing interest	9,991

Present value of minimum lease payments, including current portion	$14,705

Litigation

The Company is subject to legal actions that arise in the normal course of business. As of December 31, 2005, management was unaware of any pending or threatened litigation, which would materially affect operations.

10. Employee Stock Ownership Plan

In 1997, the Company established an Employee Stock Ownership Plan (“ESOP”) and a related trust as a long-term benefit for substantially all of its employees who have reached age 21. The financing of the ESOP involves the following transactions.

On October 9, 1997, the Company loaned the related trust of the ESOP $700,000 at an interest rate of 7.0% (“Loan One”). The loan is payable to the Company in 120 consecutive monthly installments beginning November 9, 1997, with the final payment due October 9, 2007. With the proceeds, the ESOP purchased 100,000 shares of convertible preferred stock (Series A) of the Company at $7 per share. Attached to each convertible preferred share is a warrant to purchase one share of convertible preferred stock (Series A) at $7 per share, which

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

were exercised in 2001 in conjunction with the issuance of a new loan to the ESOP. Each share of the preferred stock will be entitled to a non-cumulative preferred annual dividend of $0.75 prior to payment of any dividend to the common stockholders. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

On February 9, 2001, the Company loaned the related trust of the ESOP $700,000 at an interest rate of 7.0% (“Loan Two”). The loan principal is payable to the Company in full on February 9, 2006. The interest on the loan is payable to the Company in 60 consecutive monthly installments of $4,083 beginning March 9, 2001, with the final payment due February 9, 2006. With the proceeds, the ESOP exercised the warrants on the 100,000 shares of convertible preferred stock (Series A) of the Company at $7 per share, attached to the shares held as collateral for Loan One. Each share of the preferred stock will be entitled to a non-cumulative preferred annual dividend of $0.75 prior to payment of any dividend to the common stockholders. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

On September 30, 2002, the Company loaned the related trust of the ESOP $146,250 at an interest rate of 3.0% (“Loan Three”). The loan is payable to the Company in 60 consecutive monthly installments of $2,165 beginning November 9, 2002, with the final payment due October 9, 2007. With the proceeds, ESOP purchased 125,000 shares of common stock at $1.17 per share. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” Accordingly, the shares pledged as collateral on the loan obligations are reported as “unearned ESOP shares.” The unearned ESOP shares are considered unearned employee benefit expense and, as such, are recorded as a reduction of the Company’s stockholders’ equity. As the ESOP loans are repaid, shares are allocated to employees based on the proportion of principal and interest paid in the year.

The ESOP makes payments on the loans using the dividends received on preferred shares and discretionary contributions made by the Company. During 2005, the ESOP paid the Company approximately $56,000 of loan principal and $10,000 of interest expense on Loan One, $49,000 of interest expense on Loan Two, and $24,000 in loan principal and $2,000 in interest expense on Loan Three. During 2004, the ESOP paid the Company approximately $52,000 of loan principal and $14,000 of interest expense on Loan One, $49,000 of interest expense on Loan Two, and $23,000 in loan principal and $3,000 in interest expense on Loan Three. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are used to fund debt service of the ESOP. During 2005 and 2004, preferred dividends of $83,387 and $71,503, respectively, were considered to be paid on allocated ESOP shares.

As the shares of stock acquired by the ESOP are committed to be released to each employee, the Company reports compensation expense based on the excess of the average fair value over the cost basis of the shares during the period. ESOP compensation expense totaled $97,913 and $116,705 for 2005 and 2004, respectively. This compensation expense is calculated in accordance with the applicable accounting literature.

At December 31, 2005 and 2004, the committed-to-be released convertible preferred shares (Series A) were 13,966 and 15,846, respectively, and the unallocated convertible preferred shares (Series A) were 74,853 and 88,819, respectively. At December 31, 2005 and 2004, the committed-to-be released common shares were 19,606 and 19,607, respectively, and the unallocated common shares were 35,934 and 55,541, respectively. The estimated fair value of unallocated shares at December 31, 2005 and 2004, was approximately $864,000 and $959,000, respectively.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

11. Employee Benefit Plan

The Company has a contributory 401(k) profit sharing plan, which covers substantially all full-time employees. Employees may defer from 1% to 15% of their salary to the plan. Company contributions to the profit-sharing plan are discretionary. No contributions were made by the Company during 2005 or 2004.

12. Loans for Shares Purchased

The Company has a loan outstanding to a director and stockholder of the Company, issued to finance the exercise of stock options. The note requires the annual payment of $7,286 beginning in 2006, plus interest at 5.50%, with final payment on December 1, 2015. The outstanding balance at December 31, 2005 and 2004 is $72,860.

North Star Financial Corporation

and Subsidiaries

Consolidated Financial Statements

and

Independent Auditor’s Report

For the Year Ended

December 31, 2004

Wolf & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR’S REPORT

The Board of Directors

North Star Financial Corporation

We have audited the accompanying consolidated balance sheet of NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The 2003 financial statements of North Star Financial Corporation and Subsidiaries were audited by other auditors whose report dated May 7, 2004 (except for the second paragraph of Note 5 which was dated July 29, 2004) expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2004 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of North Star Financial Corporation and Subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Oak Brook, Illinois

May 11, 2005

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$912,163	$655,022
Restricted cash	96,000	120,000
Fees receivable, net	262,845	467,531
Prepaid expenses	70,682	66,748

Total current assets	1,341,690	1,309,301

Premises and equipment, net	177,835	333,230
Deferred exchange property	110,390,879	103,215,176
Notes payable on deferred exchange property	110,390,879)	(103,215,176)
Identifiable intangible assets, net	2,697,680	3,027,863
Other assets	144,229	145,312

	$4,361,434	$4,815,706

See accompanying notes and independent auditor’s report.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Liabilities, Commitments and Contingencies and Stockholders’ Equity

	December 31,
	2004	2003
Current liabilities:
Accounts payable and accrued liabilities	$519,493	$449,729
Capital lease obligations	38,964	40,756
Notes payable	1,850,000	400,000
Senior subordinated convertible notes	500,000	—

Total current liabilities	2,908,457	890,485
Capital lease obligations	14,685	36,275
Notes payable	—	1,850,000
Senior subordinated convertible notes	500,000	1,000,000

Total liabilities	3,423,142	3,776,760

Commitments and contingencies	—	—

Stockholders’ equity:
Preferred stock:
Series A—$.01 par value, convertible, authorized, issued and outstanding, 200,000 shares at December 31, 2004 and 2003	2,000	2,000
Series B—$.01 par value, convertible, authorized, 1,000,000 shares, issued and outstanding, 55,115 and 35,065 shares at December 31, 2004 and 2003, respectively	551	351
Common stock:
$.01 par value, authorized, 12,800,000 shares, issued and outstanding, 5,994,109 and 5,750,009 shares at December 31, 2004 and 2003, respectively	59,941	57,500
Additional paid-in capital	10,705,646	10,198,276
Accumulated deficit	(9,070,276)	(8,073,693)
Unearned ESOP shares	(686,710)	(820,572)
Loans for shares purchased	(72,860)	(324,916)

Total stockholders’ equity	938,292	1,038,946

	$4,361,434	$4,815,706

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations

	For the Year Ended December 31,
	2004	2003
Revenues:
Trust and estate administration fee income	$2,940,184	$2,967,521
Benefit plan administration fee income	1,181,196	1,002,995
Investment advisory income	47,847	1,135,654
Deferred exchange fee income	1,121,281	847,323
Brokerage fee income	—	479,278
Interest income	19,187	29,244
Other fee income	614,288	370,137

Total revenues	5,923,983	6,832,152

Expenses:
Salaries and benefits	4,273,212	4,636,248
ESOP compensation expense	116,705	151,740
Satisfaction of option liability	99,600	—
Occupancy expense	510,118	552,659
Legal and professional fees	426,443	414,504
Data processing and custodial fees	262,670	348,565
Marketing and business development	189,323	232,984
Interest expense	194,079	250,823
Depreciation expense	208,330	230,572
Identifiable intangible assets amortization expense	360,183	361,434
Impairment loss, purchased trust books of business	—	6,544
Other expenses	192,254	567,422

Total expenses	6,832,917	7,753,495

Net loss before income tax expense	(908,934)	(921,343)

Income tax expense	—	—

Net loss	$(908,934)	$(921,343)

See accompanying notes and independent auditor’s report.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

	Preferred Stock		Common Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned ESOP Shares	Loans for Shares Purchased	Totals Stockholders’ Equity
	Series A	Series B
Balance at January 1, 2003	$2,000	$—	$55,975	$9,723,375	$(7,093,080)	$(965,005)	$(349,916)	$1,373,349
Issuance of 35,065 shares of Series B preferred stock	—	351	—	104,849	—	—	—	105,200
Issuance of 152,500 shares of common stock	—	—	1,525	303,475	—	—	—	305,000
ESOP shares allocated	—	—	—	66,577	—	144,433	—	211,010
Preferred stock dividends	—	—	—	—	(59,270)	—	—	(59,270)
Principal paydowns on common stock loans	—	—	—	—	—	—	25,000	25,000
Net loss	—	—	—	—	(921,343)	—	—	(921,343)

Balance at December 31, 2003	2,000	351	57,500	10,198,276	(8,073,693)	(820,572)	(324,916)	1,038,946
Issuance of 20,050 shares of Series B preferred stock	—	200	—	59,950	—	—	—	60,150
Issuance of 355,100 shares of common stock	—	—	3,551	706,649	—	—	—	710,200
Purchased and retired 111,000 shares of common stock	—	—	(1,110)	(313,575)	—	—	—	(314,685)
ESOP shares allocated	—	—	—	54,346	—	133,862	—	188,208
Preferred stock dividends	—	—	—	—	(87,649)	—	—	(87,649)
Principal paydowns on common stock loans	—	—	—	—	—	—	252,056	252,056
Net loss	—	—	—	—	(908,934)	—	—	(908,934)

Balance at December 31, 2004	$2,000	$551	$59,941	$10,705,646	$(9,070,276)	$(686,710)	$(72,860)	$938,292

See accompanying notes and independent auditor’s report.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2004	2003
Cash flows from operating activities:
Net loss	$(908,934)	$(921,343)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	568,513	592,006
Impairment of intangible assets	—	6,544
(Gain) loss on disposal of equipment	(42)	9,902
Proceeds from partial sale of Investment Services	—	250,000
Loss on sale of Investment Services	—	24,216
ESOP compensation expense in excess of cost basis	54,346	66,577
Satisfaction of put option liability	99,600	—
Provisions for doubtful accounts	18,705	4,049
Changes in operating assets and liabilities:
Restricted cash	24,000	—
Fees receivable	185,981	106,932
Notes receivable from employees	—	151,845
Prepaid expenses and other assets	(2,851)	(349,102)
Accounts payable and accrued liabilities	69,764	(58,632)

Net cash provided by (used in) operating activities	109,082	(117,006)

Cash flows from investing activities:
Purchase of equipment	(30,508)	(82,493)
Proceeds from sale of equipment	4,674	—
Purchase of trust books of business	(30,000)	—
Refund of purchase price of trust books of business	—	6,683

Net cash used in investing activities	(55,834)	(75,810)

Cash flows from financing activities:
Proceeds from notes payable	—	2,300,000
Payments on notes payable	(400,000)	(2,350,000)
Payments on capital lease obligations	(50,441)	(37,839)
Proceeds from sale of common stock	610,600	305,000
Proceeds from sale of preferred stock—Series B	60,150	105,200
Repayment of loans for shares purchased	252,056	25,000
Purchase of common stock	(314,685)	—
Reduction of unearned ESOP shares	133,862	144,433
Dividends paid to preferred stockholders	(87,649)	(59,270)

Net cash provided by financing activities	203,893	432,524

Net increase in cash and cash equivalents	257,141	239,708
Cash and cash equivalents, beginning of year	655,022	415,314

Cash and cash equivalents, end of year	$912,163	$655,022

Supplemental disclosure of cash flow information:
Interest paid	$233,008	$281,049

Supplemental disclosure of non-cash investing and financing activities:
Purchase of deferred exchange property, net	$7,175,703	$72,313,691

Acquisition of equipment by incurring capital lease obligation	$27,059	$35,797

See accompanying notes and independent auditor’s report.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

The accounting and reporting policies of North Star Financial Corporation (the “Company”) and its wholly-owned subsidiaries conform to accounting principles generally accepted in the United States of America.

Organization—North Star Financial Corporation was incorporated on March 29, 2001. The Company was organized as a holding company for the purpose of acquiring stock under common control. The Company had no operations until July 1, 2001, when all of the shares outstanding of North Star Trust Company (“Trust Company”) were exchanged for shares of common stock of the Company, resulting in Trust Company becoming a wholly-owned subsidiary of North Star Financial Corporation. This reorganization was accounted for in a manner similar to the pooling-of-interests method of accounting. Ownership of Trust Company’s subsidiaries, North Star Deferred Exchange Corp. (“Deferred Exchange Corp.”) and North Star Investment Services, Inc. (“Investment Services”) transferred to the Company effective July 1, 2001. North Star Investment Advisors, LLC (“Investment Advisors”) was incorporated on June 5, 2001, and is wholly owned by the Company.

Nature of Business—The Company, through its wholly-owned subsidiaries, provides a variety of financial services. Trust Company operates as a private, independent trust company under the laws of the State of Illinois. Trust Company provides trust and estate administration services and benefit plan administration services. Deferred Exchange Corp. executes Internal Revenue Code Section 1031 tax deferred exchanges, reverse tax deferred exchanges and build-to-suit exchanges as a qualified intermediary. Deferred Exchange Corp. wholly owns North Star Realty Services LLC (“Realty Services LLC”), which acts as the parking or warehousing intermediary for property involved in Section 1031 reverse tax deferred exchanges or build-to-suit exchanges. Investment Services acts as an introducing broker/dealer in the purchases and sales of securities and options. Investment Advisors provides fee-based investment and advisory/management services.

Principles of Consolidation—The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Trust Company, Investment Advisors and Deferred Exchange Corp. (and its wholly-owned subsidiary, Realty Services LLC).

On October 16, 2003, the Company sold 80.1% of its equity interest of Investment Services and recognized a loss of approximately $24,000 as a result of the transaction. At December 31, 2004 and 2003, the Company’s investment, accounted for under the cost method of accounting, was $95,002 and $51,525, respectively, and is included in other assets. The revenue and expenses of Investment Services are included in the consolidated statements of operations through October 16, 2003.

All significant intercompany accounts and transactions have been eliminated.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Material estimates that are particularly susceptible to significant change in the near term relate to identifiable intangible assets, allowance for doubtful accounts, valuation allowance on deferred tax assets and the status of contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents—For the purpose of reporting cash flows, cash and cash equivalents include cash on deposit and money market accounts.

Deferred Exchange Property—Realty Services LLC, as the intermediary in reverse tax deferred exchanges, purchases property on behalf of its clients. In order to finance the purchase, Realty Services LLC incurs debt,

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

often with the client or the lending institution of the client, which lends Realty Services LLC the funds to purchase the property. If financed with a lending institution, the loan is structured as non-recourse and guaranteed by the client of Realty Services LLC. Payments on the debt are made by the client through a triple-net lease between Realty Services LLC and the client. The lease removes the direct management responsibility from Realty Services LLC. The client is also required to obtain property insurance and sign an Environmental Indemnity Note. The Company carries the amount of outstanding debt used to acquire client property as an offset against the corresponding asset on its financial statements.

The title to the property is generally held in a land trust at Trust Company, with Realty Services LLC as beneficiary. The Company carries the value of the asset, not to exceed its cost or the debt incurred to purchase the property, as an asset on its financial statements.

Realty Services LLC enters into an agreement with the client stipulating that the client will purchase the property bought on their behalf once their “like property” has been sold. The proceeds from the sale of the client’s “like property,” plus a fee, are used to purchase the property bought by Realty Services, LLC.

Revenue Recognition—The Company’s revenue recognition policy for deferred exchange fees is based on the type of exchange transacted. Fees for standard deferred exchange transactions are recognized when the Tax Deferred Exchange Agreement is executed. For a reverse or built-to-suit deferred exchange, the majority of the revenue is recognized at the inception of the transaction, when most costs are incurred. Revenues in an amount sufficient to meet future administrative costs are deferred.

The Company recognizes interest income, trust and estate administration fee income, benefit plan administration fee income, investment advisory income and brokerage fee income when earned.

Fees Receivable—Fees are generally due upon receipt of invoice. Accounts outstanding longer than the contractual payment terms are considered past due.

The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time fees receivable are past due, the customers’ previous loss history and the customers’ current ability to pay its obligation to the Company. The Company writes off fees receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts as recoveries.

Premises and Equipment—Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the terms of the respective leases or the service lives of the improvements, whichever is shorter, on the straight-line method. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts; any resulting gain or loss is credited or charged to operations.

Identifiable Intangible Assets—Intangible assets represent purchased books of trust business and are amortized over their estimated useful lives on a straight-line basis up to 10 years. The Company annually evaluates the carrying value of intangible assets for impairment through comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. An impairment loss is recognized when the expected future operating cash flows derived from such intangible assets are less than their carrying value. Impairment is measured as the difference between the carrying value of the assets and their fair value.

The Company purchased one book of business during 2004. This purchase was paid for in cash in the amount of $30,000. The Company did not purchase any books of business during 2003.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. To the extent that current available evidence about the future raises doubt about the realization of a deferred tax asset, a valuation allowance must be established. If management believes it is more likely than not that the deferred tax assets will not be realized, a valuation allowance will be provided. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Preferred Stock—Series A preferred stock outstanding is convertible at any time at a rate of six common shares for each preferred share. Preferred shares are entitled to receive a non-cumulative annual dividend of $0.75 per share on the shares outstanding.

Series B preferred stock outstanding is convertible at any time at a rate of one common share for each preferred share. Preferred shares are entitled to receive, in preference to holders of common stock, a cumulative annual dividend of 7% per year should the Board of Directors declare dividends. The holders of the Series B preferred stock are entitled to the same preference over the common stockholders as the Series A preferred stockholders, subject to the preference of the Series A stockholders. The Company has the right to redeem shares at $3.30 per share at any time after December 31, 2005.

Stock-Based Compensation—The Company has stock option plans that provide for the issuance of common stock, which is more fully described in Note 8. The Company accounts for these stock options under “Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” as permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148. In accordance with APB Opinion No. 25, compensation expense is not recognized for stock options granted to officers and employees that have no intrinsic value at the date of grant.

If the Company had elected to recognize compensation expense based on the fair value at the grant date for awards under these plans, consistent with the methodology prescribed by SFAS No. 123, the Company’s net loss would be increased to the pro forma amount indicated below:

	2004	2003
Net loss, as reported	$(908,934)	$(921,343)
Stock-based compensation expense	—	—

Net loss, pro forma	$(908,934)	$(921,343)

2. Fees Receivable

Fees receivable consist of the following:

	2004	2003
Trust Company	$100,792	$132,445
Deferred Exchange Corp.	182,376	169,816
Investment Advisors	—	235,481

	283,168	537,742
Less allowance for doubtful accounts	(20,323)	(70,211)

Fees receivable, net	$262,845	$467,531

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Changes in the Company’s allowance for doubtful accounts are as follows:

	2004	2003
Beginning balance	$70,211	$156,130
Provision for doubtful accounts	18,705	4,049
Accounts written off	(68,593)	(89,968)

Ending balance	$20,323	$70,211

3. Premises and Equipment

Premises and equipment consist of the following:

	2004	2003
Premises and equipment	$801,524	$842,456
Less accumulated depreciation	623,689	509,226

Premises and equipment, net	$177,835	$333,230

4. Identifiable Intangible Assets

Identifiable intangible assets consist of the following:

	2004	2003
Payment for acquired trust books of business, net of refunds	$3,814,930	$3,784,930
Less accumulated amortization	974,869	614,686
Less accumulated impairment losses	142,381	142,381

Premises and equipment, net	$2,697,680	$3,027,863

The Company recognized impairment losses in 2004 and 2003 of $0 and $6,544, respectively, due to a decrease in the expected future cash flow of purchased trusts.

Estimated annual amortization expense for the years ended December 31, 2005 through 2009, is shown below:

2005	$360,700
2006	360,700
2007	360,700
2008	360,700
2009	360,000

5. Notes Payable

Notes payable consist of the following:

	2004	2003
Term note payable	$1,850,000	$2,050,000
Note payable—stockholder	—	200,000

Total notes payable	1,850,000	2,250,000
Less current portion	1,850,000	400,000

	$—	$1,850,000

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In July 2002, the Company obtained a $2,350,000 term loan with Fifth Third Bank of Chicago, with an original maturity date of September 15, 2002. The loan was amended to extend the maturity date of the loan to August 1, 2003. The loan bore interest at prime rate plus 2% and was collateralized by all the assets of the Company. A stockholder of the Company provided a full and unconditional guarantee on the loan. On August 14, 2003, the term loan was paid in full from the proceeds of a new long-term financing agreement with another bank.

On August 14, 2003, the Company signed a $2,100,000 term note payable to NorthSide Community Bank. The note requires seven quarterly principal payments of $50,000, plus interest at the prime rate plus 1.5% per annum, commencing on November 15, 2003, and a final principal payment of $1,750,000 due at maturity on August 14, 2005. The note payable required the Company to establish a sinking fund where a monthly deposit of $5,000 was made beginning September 15, 2003, increasing to $15,000 per month on September 15, 2004. The note is collateralized by substantially all assets of the Company and its wholly-owned subsidiaries. The note contains certain financial covenants that include among others, minimum quarterly net income beginning March 31, 2004. As of December 31, 2003, the Company was in compliance with these covenants. As of March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004, the Company was not in compliance with the minimum net income covenant, but received waivers of this covenant from the bank.

On November 7, 2003, the Company borrowed $200,000 from a stockholder for general operating purposes. The note was unsecured and was due on January 2, 2004. Interest was payable at the rate of 5%. The note was paid in full in January 2004.

6. Senior Subordinated Convertible Notes

On January 16, 2002, the Company borrowed $500,000 from an investor for general operating purposes. The note is convertible into shares of the Company’s common stock and matures December 31, 2006. Principal is payable in four equal semi-annual installments of $125,000 beginning June 30, 2005, with semi-annual interest payments beginning June 30, 2002, at a rate of 7.0%. The note is unsecured and is convertible at $2.00 per share into 250,000 shares of common stock at any time at the option of the holder.

On December 26, 2001, the Company borrowed $500,000 from an employee for general operating purposes. The note is convertible into shares of the Company’s common stock and matures December 31, 2006. Principal is payable in four equal semi-annual installments of $125,000 beginning June 30, 2005, with semi-annual interest payments beginning June 30, 2002, at a rate of 7.0%. The note is unsecured and is convertible at $2.00 per share into 250,000 shares of common stock at any time at the option of the holder.

7. Income Taxes

Due to the net operating loss from operations for 2004 and 2003, no income taxes were provided for either Federal or state income tax purposes.

The components of the income tax provision are as follows:

	2004	2003
Deferred benefit	$616,864	$355,532
Change in valuation allowance	(616,864)	(355,532)

Total income tax expense	$—	$—

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Significant components of the net deferred tax balances are as follows:

	2004	2003
Deferred tax assets:
Net operating loss carryforward	$2,884,786	$2,468,637
Depreciation and amortization	20,249	31,207
Allowance for fees receivable	7,889	27,254
Deferred revenue	—	3,682
ESOP	285,258	168,039
Servicing rights	169,294	170,594
Accrual to cash	64,299	—

Total deferred tax assets	3,431,775	2,869,413
Deferred tax liabilities:
Accrual to cash adjustment	—	(54,502)

Net deferred tax asset before valuation allowance	3,431,775	2,814,911
Valuation allowance	(3,431,775)	(2,814,911)

Net deferred tax asset	$—	$—

Under the Company’s method of accounting for income taxes, the asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax bases of assets and liabilities. A valuation allowance has been established for the tax benefits of net future deductions and carryforwards.

On December 31, 2004, the Company had approximately $7,400,000 of net operating loss carryforwards which expire through 2024.

8. Stock Options

The Company has established two incentive stock option plans. The 1997 Stock Incentive Plan (“1997 Plan”) was established in October 1997 for the benefit of management personnel and employees. The North Star Financial Corporation Appreciation Rights Plan (“2004 Plan”) was established in September 2004 for the benefit of management personnel and employees.

Under the 1997 Plan, 1,536,000 shares of common stock have been reserved. During 2003, options to purchase 11,000 shares were granted at an exercise price of $2.50 per share, which vested immediately and expired in September 2004. A total of 120,000 options to purchase shares under the 1997 Plan were exercised during 2004, resulting in expense of $99,600 for the difference in the option exercise price and the fair value at exercise date.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the changes in the number of common shares granted under the 1997 Plan:

	Shares	Weighted- Average Exercise Price
Options outstanding at January 1, 2003 (all exercisable)	2,387,000	$2.99
Granted	11,000	2.50
Expired	(91,000)	3.09

Options outstanding at December 31, 2003 (all exercisable)	2,307,000	2.98

Exercised	(120,000)	1.17
Expired	(2,187,000)	3.08

Options outstanding at December 31, 2004	—	—

Under the 2004 Plan, 2,000,000 shares of common stock have been reserved. During 2004, options to purchase 1,304,005 shares were granted at an exercise price of $2.00 per share and expire on September 30, 2007. No options to purchase shares under the 2004 Plan were exercised during 2004.

The following table summarizes the changes in the number of common shares granted under the 2004 Plan:

	Shares	Weighted- Average Exercise Price
Options granted in 2004	1,304,005	$2.00
Options forfeited in 2004	15,505	2.00

Options outstanding at December 31, 2004 (all exercisable)	1,288,500	2.00

9. Commitments and Contingencies

Letter of Credit

The Company has a letter of credit for $96,000 with Fifth Third Bank of Chicago that expires on March 31, 2008. The letter of credit was issued in favor of the Company’s landlord in connection with the Company’s office lease and is secured by cash of $96,000 at December 31, 2004.

Lease Commitments

The Company leases two office facilities, with the leases expiring November 30, 2005 and March 31, 2008. Rent expense for 2004 and 2003 was $319,979 and $392,157, respectively.

The Company leases automobile and some office equipment, with final leases expiring on March 31, 2008. Lease expense for 2004 and 2003 was $18,777 and $21,256, respectively.

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The Company is obligated for future rentals under capital and operating leases at December 31, 2004 as follows:

	Capital Leases	Operating Leases
2005	$40,445	$374,633
2006	10,532	299,007
2007	9,443	308,938
2008	4,721	81,650

	65,141	$1,064,228

Amount representing interest	11,492

Present value of minimum lease payments, including current portion	$53,649

Litigation

The Company is subject to legal actions that arise in the normal course of business. As of December 31, 2004, management was unaware of any pending or threatened litigation, which would materially effect operations.

10. Employee Stock Ownership Plan

In 1997, the Company established an Employee Stock Ownership Plan (“ESOP”) and a related trust as a long-term benefit for substantially all of its employees who have reached age 21. The financing of the ESOP involves the following transactions.

On October 9, 1997, the Company loaned the related trust of the ESOP $700,000 at an interest rate of 7.0% (“Loan One”). The loan is payable to the Company in 120 consecutive monthly installments of $8,128 beginning November 9, 1997, with the final payment due October 9, 2007. With the proceeds, the ESOP purchased 100,000 shares of convertible preferred stock (Series A) of the Company at $7 per share. Attached to each convertible preferred share is a warrant to purchase one share of convertible preferred stock (Series A) at $7 per share, which were exercised in 2001 in conjunction with the issuance of a new loan to the ESOP. Each share of the preferred stock will be entitled to a non-cumulative preferred annual dividend of $0.75 prior to payment of any dividend to the common stockholders. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

On February 9, 2001, the Company loaned the related trust of the ESOP $700,000 at an interest rate of 7.0% (“Loan Two”). The loan principal is payable to the Company in full on February 9, 2006. The interest on the loan is payable to the Company in 60 consecutive monthly installments of $4,083 beginning March 9, 2001, with the final payment due February 9, 2006. With the proceeds, the ESOP exercised the warrants on the 100,000 shares of convertible preferred stock (Series A) of the Company at $7 per share, attached to the shares held as collateral for Loan One. Each share of the preferred stock will be entitled to a non-cumulative preferred annual dividend of $0.75 prior to payment of any dividend to the common stock. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

On September 30, 2002, the Company loaned the related trust of the ESOP $146,250 at an interest rate of 3.0% (“Loan Three”). The loan is payable to the Company in 60 consecutive monthly installments of $2,165

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

beginning November 9, 2002, with the final payment due October 9, 2007. With the proceeds, ESOP purchased 125,000 shares of common stock at $1.17 per share. To secure the obligations of the trust to repay the loan, the trustee pledged the shares to the Company.

The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” Accordingly, the shares pledged as collateral on the loan obligations are reported as “unearned ESOP shares.” The unearned ESOP shares are considered unearned employee benefit expense and, as such, are recorded as a reduction of the Company’s stockholders’ equity. As the ESOP loans are repaid, shares are allocated to employees based on the proportion of principal and interest paid in the year.

The ESOP makes payments on the loans using the dividends received on preferred shares and discretionary contributions made by the Company. During 2004, the ESOP paid the Company approximately $52,000 of loan principal and $14,000 of interest expense on Loan One, $49,000 of interest expense on Loan Two, and $23,000 in loan principal and $3,000 in interest expense on Loan Three. During 2003, the ESOP paid the Company approximately $49,000 of loan principal and $17,000 of interest expense on Loan One, $49,000 of interest expense on Loan Two, and $23,000 in loan principal and $3,000 in interest expense on Loan Three. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are used to fund debt service of the ESOP. During 2004 and 2003, preferred dividends of $71,503 and $59,270, respectively, were considered to be paid on allocated ESOP shares.

As the shares of stock acquired by the ESOP are committed to be released to each employee, the Company reports compensation expense based on the excess of the average fair value over the cost basis of the shares during the period. ESOP compensation expense totaled $116,705 and $151,740 for 2004 and 2003, respectively. This compensation expense is calculated in accordance with the applicable accounting literature.

At December 31, 2004 and 2003, the committed-to-be released convertible preferred shares (Series A) were 15,846 and 16,310, respectively, and the unallocated convertible preferred shares (Series A) were 88,819 and 104,665, respectively. At December 31, 2004 and 2003, the committed-to-be released common shares were 19,607 and 25,866, respectively, and the unallocated common shares were 55,541 and 75,148, respectively. The estimated fair value of unallocated shares at December 31, 2004 and 2003, was approximately $959,000 and $1,200,000, respectively.

11. Employee Benefit Plan

The Company has a contributory 401(k) profit sharing plan, which covers substantially all full-time employees. Employees may defer from 1% to 15% of their salary to the plan. Company contributions to the profit-sharing plan are discretionary. No contributions were made by the Company during 2004 or 2003.

12. Loans for Shares Purchased

The Company has loans outstanding to a director and stockholder of the Company, issued to finance the exercise of stock options and to finance the purchase of additional stock. The following table summarizes the terms and balances of these loans as of December 31, 2004 and 2003:

Interest Rate	Maturity Date	Purpose	2004	2003
5.5%	January 1, 2005	Option exercise	$—	$98,000
5.5%	January 1, 2005	Option exercise	72,860	72,860
5.0%	November 18, 2010	Purchase stock	—	154,056

			$72,860	$324,916

NORTH STAR FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

13. Related Party Transactions

During 2003, Alikat Investments, Inc., the parent company of NorthSide Community Bank (see Note 5), purchased 150,000 shares of the Company’s common stock at $2.00 per share.

14. Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to agree with the 2004 presentation with no effect on net operations.

Management’s Discussion and Analysis

Overview

North Star Financial Corporation provides financial services to individuals, companies and institutions through three major business units:

•	Personal trust services

•	Real estate services

•	ESOP and fiduciary services

Customers of the personal trust services unit are located primarily in Illinois and surrounding states. Customers for the two other units are nationwide.

The personal trust services unit is a licensed trust company in Illinois and is regulated by the Illinois Department of Financial and Professional Regulation, Division of Banking. This unit provides personal trust administration services, guardianship services, custodial services (for IRAs) and investment management services. The unit also provides Illinois land trust administration services and has one of the largest land trust portfolios in Illinois. Revenues from this unit are recorded under the caption “Trust and Estate Administration Fee Income” in the accompanying schedules. Fees earned in the personal trust services unit are account-based and reflect an ongoing revenue stream for North Star.

The real estate services unit provides Internal Revenue Code Section 1031 qualified intermediary and exchange accommodation title holder services in connection with tax-free exchanges of real and personal property. Revenues from this unit are recorded under the caption “Deferred Exchange Fee Income” in the accompanying schedules. Fees earned in the real estate services unit are transaction-based and, as such, do not reflect an ongoing revenue stream.

The ESOP and fiduciary services unit provides independent trustee services for Employee Stock Ownership Plans. This unit also provides trustee services for other types of employee plans, such as 401(k) plans, and other special plan services. Revenues from this unit are recorded under the caption “Benefit Plan Administration Fee Income” in the accompanying schedules. Fees earned in the ESOP and fiduciary services unit are both transaction-based and account-based. The account-based portion of the ESOP and fiduciary services fees represent an ongoing annual revenue stream for North Star.

North Star earns fee income as a percentage of the interest generated on deposits in customer accounts relating to the real estate services unit. In a tax-free exchange transaction for which North Star serves as the qualified intermediary, proceeds from the sale of a customer’s asset must be deposited with North Star until the customer acquires the replacement asset. The deposits from these transactions vary over time depending on the number of open exchange transactions. These fee revenues are recorded under the caption “Interest Income and Other Fee Income” in the accompanying schedules. North Star earns a small amount of interest income from corporate deposits, which is also included under the “Interest Income and Other Fee Income” caption in the accompanying schedules.

From 2001 until early 2004, North Star had a registered investment advisory services unit, which provided investment advisory services to individuals with larger investment portfolios. North Star closed this unit because of ongoing losses. Revenues from this unit are recorded under the caption “Investment Advisory Income” in the accompanying schedules. From 2000 until 2003, North Star had a retail brokerage unit. North Star sold a majority of its interest in this unit because it failed to achieve an adequate return on investment. Revenues from this unit are recorded under the caption “Brokerage Fee Income” in the accompanying schedules.

North Star Financial Corporation began business as North Star Company in 1997. The name of North Star Company was changed to North Star Trust Company in 1998, when North Star received its state trust charter. In 2001, North Star Financial Corporation was created as the holding company for North Star Trust Company and the other operating units.

Since North Star’s founding, it has expanded through a combination of internal growth and trust portfolio acquisitions, comprised primarily of land trust and, to a lesser degree, personal trust portfolios. North Star’s most recent portfolio acquisition was a land trust portfolio it acquired in 2005. North Star records the costs of acquiring these portfolios as an intangible asset on North Star’s books and amortizes them over the expected life of the portfolio, generally ten years.

Components of Revenues and Expenses

Revenues. Revenues are comprised primarily of service fees based on the type of service provided or on the asset value of the account being administered.

Expenses. North Star’s expenses are comprised primarily of compensation and benefits costs, office and related expenses, marketing costs and professional fees. Compensation and benefit expense is North Star’s largest expense item. It has both a variable component, based on revenue production (because certain of our employees are paid, in part, on a commission basis), and a fixed component (e.g., non-commission-based salaries). The category includes all wages, salaries, commissions, bonuses and benefit plan costs.

Results of Operations

Nine Months Ended September 30, 2006 Compared to Nine Months Ended September 30, 2005. Total revenues for the nine months ended September 30, 2006 increased approximately five percent over the same period in 2005. This increase was primarily the result of increased revenues in the ESOP and fiduciary services unit, which were 21% above the revenues from the same period in the prior year. This increase in the ESOP and fiduciary services unit was the result of an increasing portfolio of accounts and an increase in transaction-based engagements resulting from increased market awareness of the North Star name.

Revenues in the personal trust services unit during this period were down somewhat from the same period in the prior year. This small decline of less than one percent was the result of a combination of several factors, including the increase in the market value of existing account assets as the result of positive changes in the stock market and the addition of many new personal trust services accounts. These positive elements were offset by a decline in the number of land trust accounts being administered as the result of normal account runoff.

Revenues in the real estate services unit were up modestly for the nine months ended September 30, 2006 over the same period in the prior year. The small increase of approximately two percent represents a slightly more active market for tax free exchange services and the benefit of a more aggressive marketing program for these services. These positive effects, however, were offset somewhat by increased discounting of fees for the North Star real estate services in the face of price competition.

Revenues under the category of interest income and other fee income were two percent above those from the same period in the prior year. This small increase was the result of larger average balances in real estate services customer accounts during the period.

Total expenses for the nine months ended September 30, 2006 were above total expenses for the same period in the prior year by about one percent. Although total compensation and benefits expenses increased by approximately three percent in the nine months ended September 30, 2006 over the same period in the prior year (due primarily to higher commissions paid on higher revenues), other expenses declined, which offset this increase to a significant degree. Expenses that meaningfully declined in the first nine months of 2006 compared to the same period in 2005 include depreciation and amortization expense, resulting from several assets becoming fully depreciated and interest expense, as the result of the reduction in the amount of outstanding subordinated debt.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004. Total revenues in 2005 increased 13% over total revenues in 2004. This increase was primarily the result of growth in our ESOP and fiduciary services unit, growth in our real estate services unit and an increase in interest income and other fee income.

The growth in the ESOP and fiduciary services unit is the result of an increasing portfolio of accounts and an increase in transaction-based engagements resulting from increased market awareness of the North Star name. The increase in the real estate services unit reflects an increase in activity in the real estate market and the resulting increase in demand for tax-free exchanges of property. The increase in interest income and other fee income was the result of higher customer account balances relating to tax-free exchange transactions.

Revenues in 2005 in the personal trust services unit were somewhat lower than in 2004 because of the decline in the size of the land trust portfolio due to normal runoff of these accounts. The revenues earned from the small land trust portfolio acquired in 2005 were not sufficient to offset this normal runoff in the existing portfolio.

Total expenses in 2005 decreased 2.5% from 2004 levels primarily as the result in reductions in the legal, professional and service fees and in depreciation and amortization expense. The decline in legal, professional and service fees was the result of a decrease in the use of outside market pricing and trading systems following the closing of the North Star Investment Advisors, LLC subsidiary in 2004. The decline in depreciation and amortization expense reflects the decrease in depreciation as the result of many assets acquired during North Star’s startup period becoming fully depreciated.

Compensation and benefits expenses increased in 2005 by approximately six percent as the result of increased commissions paid to employees based on the increase in revenues. Included in the compensation and benefits expense in 2004 is approximately $100,000 of costs relating to the satisfaction of outstanding options during that year. This cost reflects the value of stock issued to non-executive employees for in-the-money options they held as of the option exercise date. This non-recurring, non-cash expense in 2004 had the effect of reducing the amount of increase in compensation and benefits expense from the approximately eight percent increase it would have been without this 2004 expense item.

No tax expense was recorded in 2005 because of a large net operating loss carryover from prior years. Fiscal 2005 was the first year since North Star’s inception that it achieved a full year of positive net income.

Liquidity and Capital Resources

North Star has generated sufficient cash for a number of years to support its ongoing operations and internal growth; however, North Star has relied on the acquisition of trust portfolios from other financial institutions to accelerate its growth beyond what it could achieve from internal growth alone. To finance the acquisition of the larger of these portfolios, North Star has borrowed funds in a variety of forms, including term bank loans, subordinated debt and short term bank loans. In all cases, the cash flow generated by the acquired portfolios has been more than sufficient to offset the debt service on the loans. North Star still does not have sufficient financial resources to acquire a large trust portfolio without borrowing funds. Additional borrowings may not be possible in the short term, or may be increasingly expensive, because of the amount of debt already on North Star’s balance sheet.

Certain Uncertainties

Two of North Star’s business units, the ESOP and fiduciary services unit and the real estate services unit, could be impacted by changes in tax law. The fees earned by the ESOP and fiduciary services unit depend, to a significant degree, on the number of employee stock ownership plans in existence and the number of such plans being established each year. The Internal Revenue Code provides significant tax savings for companies that create and maintain ESOPs. A change in the Code that would reduce the tax advantages of such plans could negatively affect North Star’s revenues from this unit.

Similarly, customers use our tax free exchange services in our real estate services unit because the Code allows significant tax savings for taxpayers conducting an exchange for like-kind property. A change in the Code that would end the tax savings from these transactions or that would no longer require a qualified intermediary to accomplish such transactions would have a material, adverse effect on North Star’s revenues in the real estate services unit. A change in the Code that would limit the ability of a qualified intermediary to earn fees from customer deposits related to these transactions would have a material, adverse impact on the North Star’s interest income and other fee income revenues.

North Star actively monitors new tax developments, primarily through its membership and active participation in trade associations. There are currently discussions at the federal level which may affect North Star’s ability to earn revenues from customer deposits if it does not become part of a bank group. The likelihood and the timing of any changes to the Code that could affect North Star’s revenues cannot be determined at this time.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Sections 180.0850 to 180.0859 of the Wisconsin Business Corporation Law (the “Wisconsin Corporate Law”) require a corporation to indemnify a director or officer, to the extent that he or she has been successful on the merits or otherwise in the defense of a proceeding, which includes any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person, for all reasonable expenses incurred in the proceeding if the director or officer was a party because he or she is a director or officer of the corporation. A corporation is obligated to indemnify a director or officer against liability incurred by the director or officer in a proceeding to which the director or officer was a party because he or she is a director or officer of the corporation, which liability includes the obligation to pay a judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney fees and other expenses, unless such liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful; (iii) a transaction from which the director or officer derived an improper personal profit; or (iv) willful misconduct.

Unless otherwise provided in a corporation’s articles of incorporation or by-laws, or by written agreement, the director or officer seeking indemnification is entitled to select one of the following means for determining his or her right to indemnification: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee duly appointed by the board of directors of two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification, by any other method permitted in Section 180.0858 of the Wisconsin Corporate Law.

Reasonable expenses incurred by a director or officer who is a party to a proceeding may be paid or reimbursed by a corporation at such time as the director or officer furnishes to the corporation a written affirmation of his or her good faith belief that he or she has not breached or failed to perform his or her duties to the corporation and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

The indemnification provisions of Section 180.0850 to 180.0859 of the Wisconsin Corporate Law are not exclusive. A corporation may expand a director’s or officer’s rights to indemnification: (i) in its articles of incorporation or by-laws; (ii) by written agreement; (iii) by resolution of its board of directors; or (iv) by resolution that is adopted, after notice, by a majority of all of the corporation’s voting shares then issued and outstanding.

As permitted by Section 180.0858 of the Wisconsin Corporate Law, Marshall & Ilsley has adopted indemnification provisions in its by-laws that closely track the statutory indemnification provisions of the Wisconsin Corporate Law with certain exceptions. In particular, Section 7.1 of Marshall & Ilsley’s by-laws, among other items, provides that (i) an individual shall be indemnified unless it is proven by a final judicial adjudication that indemnification is prohibited and (ii) payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive. As permitted by Section 180.0857 of the Wisconsin Corporate Law, Marshall & Ilsley has purchased directors’ and officers’ liability insurance that insures Marshall & Ilsley’s directors and officers against certain liabilities that may arise under the Securities Act.

Item 21.	Exhibits and Financial Statement Schedules.

Exhibits. See the Exhibit Index.

Financial Statement Schedules. Not applicable.

Report, Opinion or Appraisal. See Exhibits 5 and 8.

Item 22.	Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of any employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (c) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment no. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on March 14, 2007.

MARSHALL & ILSLEY CORPORATION

By:	/s/ Dennis J. Kuester
Dennis J. Kuester Chairman and Chief Executive Officer (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Amendment no. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Dennis J. Kuester Dennis J. Kuester	Chairman and Chief Executive Officer (Principal Executive Officer)	March 14, 2007

/s/ Gregory A. Smith Gregory A. Smith	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 14, 2007

/s/ Patricia R. Justiliano Patricia R. Justiliano	Senior Vice President and Corporate Controller (Principal Accounting Officer)	March 14, 2007

Directors:

Malcom M. Aslin, Andrew N. Baur, Jon F. Chait, John W. Daniels, Jr., Mark F. Furlong, Bruce E. Jacobs, Ted D. Kellner, Dennis J. Kuester, Katharine C. Lyall, John A. Mellowes, Edward L. Meyer, Jr. San W. Orr, Jr., Robert J. O’Toole, Peter M. Platten, III, John S. Shiely, Debra S. Waller, George E. Wardeberg and James B. Wigdale.

By:	/s/ Randall J. Erickson Randall J. Erickson	As Attorney-in-Fact*	Date: March 14, 2007

*	Pursuant to authority granted by powers of attorney, copies of which have been previously filed.

EXHIBIT INDEX

2.1	Agreement and Plan of Merger and Reorganization by and among Marshall & Ilsley Corporation, M&I Merger Corp., M&I Merger Sub, LLC and North Star Financial Corporation dated as of January 12, 2007 and Exhibit A thereto including the Amendment to Agreement and Plan of Merger and Reorganization dated February 21, 2007 and the Amendment to Agreement and Plan of Merger and Reorganization dated March 14, 2007 (included as Appendix A to the information Statement/Prospectus included in this Registration Statement)

(The disclosure schedule to the Agreement and Plan of Merger has been omitted. Such schedule is described in the Agreement and Plan of Merger. Marshall & Ilsley hereby agrees to furnish to the Securities and Exchange Commission, upon its request, such omitted schedule.)

2.3	Form of Shareholder Voting Agreement between Marshall & Ilsley Corporation and certain North Star shareholders*

3.1	Restated Articles of Incorporation, as amended, incorporated by reference to Marshall & Ilsley’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, SEC File No. 1-15403

3.2	By-laws, as amended, incorporated by reference to Marshall & Ilsley’s Current Report on Form 8-K dated August 30, 2002, SEC File No. 1-15403

5.1	Opinion and consent of Godfrey & Kahn, S.C. as to the validity of the securities being registered*

8.1	Opinion and consent of Godfrey & Kahn, S.C. regarding the federal income tax consequences of the merger*

23.1	Consent of Deloitte & Touche LLP regarding the audited financial statements of Marshall & Ilsley Corporation

23.2	Consent of Wolf & Company LLP regarding the audited financial statements of North Star Financial Corporation

23.3	Consent of Godfrey & Kahn, S.C. (included in Exhibit 5.1 hereto)

23.4	Consent of Godfrey & Kahn, S.C. (included in Exhibit 8.1 hereto)

24	Powers of Attorney*

99.1	Form of Consent to be used by North Star Financial Corporation

Marshall & Ilsley will provide a copy of any instrument defining the rights of holders of long-term debt to the Commission upon request.

*	Previously filed